Management Discussion & Analysis and Complete Financial Statements Second quarter of 2026

Contents

Management discussion & analysis 03

Executive Summary	05
Income Statement and Balance Sheet Analysis	11
Managerial Financial Margin	12
Cost of Credit	13
Credit Quality	14
Commissions and Fees	17
Non-interest Expenses	19
Balance Sheet	20
Credit Portfolio	21
Funding	22
Capital, Liquidity and Market Ratios	23
Results by Region	24
Results by Business Segments	25
Global Footprint	27
Additional Information	28
Comparison between BRGAAP and IFRS	29
Glossary	31
Independent Auditor's Report	33

Financial Statements 35

Executive Summary (This page was intentionally left blank) 4

Executive Summary

5

Management Discussion & Analysis > Executive Summary

Managerial Income Summary

Starting in the first quarter of 2026, Itaú's income statement reflects the managerial reclassifications announced at the end of the fourth quarter of 2025, as well as the consolidation of Avenue's results following the acquisition of a controlling interest in that company.

	In R$ million (except where indicated)	2Q26	1Q26	2Q25	1H26	1H25
Results	Recurring Managerial Result	12,407	12,282	11,508	24,689	22,636
	Operating Revenues [1]	47,985	46,822	45,828	94,807	90,622
	Managerial Financial Margin [2]	33,488	32,326	31,846	65,813	62,927
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	24.3%	24.8%	23.3%	24.5%	22.8%
	Recurring Managerial Return on Average Equity - Annualized - Brazil [3]	25.7%	26.4%	24.4%	26.0%	23.9%
	Recurring Managerial Return on Average Assets - Annualized [4]	1.5%	1.6%	1.6%	1.6%	1.5%
	Nonperforming Loans Ratio (90 days overdue) - Total [5]	1.9%	1.9%	1.9%	1.9%	1.9%
	Efficiency Ratio (ER) [6]	37.4%	37.1%	38.0%	37.3%	37.5%
Shares	Recurring Managerial Result per Share (R$) [7] [8]	1.13	1.11	1.04		
	Net Income per Share (R$) [7] [8]	1.11	1.08	1.02		
	Number of Total Shares at the end of the period - in million [8]	11,022	11,021	11,102		
	Book Value per Share (R$) [8]	18.92	18.16	18.09		
	Dividends and Interest on Own Capital net of Taxes [9]	3,787	3,668	4,737		
	Market Capitalization [10]	476,854	475,741	376,891		
	Market Capitalization [10] (US$ million)	92,276	91,571	69,334		
Balance Sheet	Total Assets	3,226,840	3,199,692	2,898,050		
	Total Credit Portfolio, including Financial Guarantees Provided and Private Securities	1,522,385	1,482,699	1,389,076		
	Deposits + Funds from Bills + Securities + Borrowings and Onlending [11]	1,718,223	1,667,318	1,531,410		
	Loan Portfolio/Funding [11]	80.3%	81.0%	82.8%		
	Stockholders' Equity	208,512	200,098	200,815		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	15.4%	14.8%	16.5%		
	Tier I Capital - BIS III [12]	13.8%	13.4%	14.6%		
	Common Equity Tier I - BIS III	12.3%	12.0%	13.1%		
	Liquidity Coverage Ratio (LCR)	202.0%	195.1%	213.8%		
	Net Stable Funding Ratio (NSFR)	122.1%	122.0%	121.1%		
Other	Total Number of Employees	90,429	91,545	95,714		
	Brazil	80,657	81,659	85,775		
	Abroad	9,772	9,886	9,939		
	Branches and CSBs - Client Service Branches	2,210	2,367	2,738		
	ATM - Automated Teller Machines [13]	11,822	12,863	14,826		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes securities; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares. The number of outstanding shares was adjusted to reflect bonus shares of (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025. As a result, the historical series of per share indicators was restated starting from January 2022 to December 2025; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Source: Bloomberg; (11) As detailed in the Balance Sheet section; (12) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier 1 Capital ratio would be 14.0% and 15.0%, in Jun-26 and Jun-25, respectively; (13) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs.

Executive Summary

6

Management Discussion & Analysis > Executive Summary

Managerial Income Statement

Reconciliation between Accounting and Managerial Financial Statements | 2nd quarter of 2026

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	**46,800**	**(7)**	**1,938**	**(746)**	**47,985**
Managerial Financial Margin	30,700	(4)	1,938	854	33,488
Financial Margin with Clients	-	-	-	32,557	32,557
Financial Margin with the Market	-	-	-	931	931
Commissions and Fees	12,580	-	-	(1,551)	11,028
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims	2,318	-	-	1,151	3,469
Other Operating Income	627	(3)	-	(623)	-
Equity in Earnings of Affiliates and Other Investments	433	-	-	(433)	-
Non-operating Income	143	-	-	(143)	-
Cost of Credit	**(9,122)**	**-**	**-**	**(1,017)**	**(10,139)**
Expected loss expenses	(10,552)	-	-	73	(10,479)
Discounts Granted	-	-	-	(1,147)	(1,147)
Recovery of Loans Written Off as Losses	1,430	-	-	58	1,487
Retained Claims	**(408)**	**-**	**-**	**-**	**(408)**
Other Operating Expenses	**(22,072)**	**345**	**(75)**	**2,191**	**(19,610)**
Non-interest Expenses	(19,345)	345	-	2,273	(16,728)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,727)	-	(75)	(82)	(2,883)
Income before Tax and Profit Sharing	**15,198**	**338**	**1,863**	**429**	**17,828**
Income Tax and Social Contribution	**(2,578)**	**(110)**	**(1,863)**	**(493)**	**(5,044)**
Profit Sharing Management Members - Statutory	**(90)**	**-**	**-**	**90**	**-**
Minority Interests	**(350)**	**(2)**	**-**	**(26)**	**(377)**
Net Income	**12,181**	**226**	**-**	**-**	**12,407**

Extraordinary Items | Net of Taxes Effects

In R$ million	2Q26	1Q26	2Q25	1H26	1H25
Net Income	**12,181**	**11,938**	**11,278**	**24,119**	**22,173**
(-) Extraordinary Items	**(226)**	**(344)**	**(230)**	**(570)**	**(464)**
Goodwill amortization	(131)	(218)	(180)	(348)	(374)
Tax and civil events	(49)	667	507	617	507
Provision for restructuring	-	(783)	(556)	(783)	(556)
Corporate events	-	(5)	-	(5)	-
Other	(46)	(5)	(0)	(51)	(40)
Recurring Managerial Result	**12,407**	**12,282**	**11,508**	**24,689**	**22,636**

Executive Summary

7

Management Discussion & Analysis > Executive Summary

Income Statement of the 2nd quarter of 2026

In R$ million	2Q26	1Q26	Δ	2Q25	Δ	1H26	1H25	Δ
Operating Revenues	**47,985**	**46,822**	**2.5%**	**45,828**	**4.7%**	**94,807**	**90,622**	**4.6%**
Managerial Financial Margin	33,488	32,326	3.6%	31,846	5.2%	65,813	62,927	4.6%
Financial Margin with Clients	32,557	31,506	3.3%	30,988	5.1%	64,062	61,146	4.8%
Financial Margin with the Market	931	820	13.6%	858	8.6%	1,751	1,781	-1.7%
Commissions and Fees	11,028	10,993	0.3%	10,781	2.3%	22,021	21,517	2.3%
Revenues from Insurance [1]	3,469	3,504	-1.0%	3,201	8.4%	6,973	6,178	12.9%
Cost of Credit	**(10,139)**	**(9,952)**	**1.9%**	**(9,443)**	**7.4%**	**(20,091)**	**(18,967)**	**5.9%**
Expected Loss Expenses	(10,479)	(10,241)	2.3%	(9,664)	8.4%	(20,720)	(19,158)	8.1%
Discounts Granted	(1,147)	(949)	20.8%	(1,058)	8.3%	(2,096)	(2,321)	-9.7%
Recovery of Loans Written Off as Losses	1,487	1,238	20.2%	1,280	16.2%	2,725	2,512	8.5%
Retained Claims	**(408)**	**(470)**	**-13.2%**	**(386)**	**5.9%**	**(878)**	**(774)**	**13.4%**
Other Operating Expenses	**(19,610)**	**(18,875)**	**3.9%**	**(19,019)**	**3.1%**	**(38,485)**	**(37,170)**	**3.5%**
Non-interest Expenses	(16,728)	(16,188)	3.3%	(16,219)	3.1%	(32,915)	(31,670)	3.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,883)	(2,687)	7.3%	(2,799)	3.0%	(5,570)	(5,501)	1.3%
Income before Tax and Minority Interests	**17,828**	**17,525**	**1.7%**	**16,981**	**5.0%**	**35,353**	**33,710**	**4.9%**
Income Tax and Social Contribution	**(5,044)**	**(4,939)**	**2.1%**	**(5,173)**	**-2.5%**	**(9,982)**	**(10,453)**	**-4.5%**
Minority Interests in Subsidiaries	**(377)**	**(305)**	**23.9%**	**(300)**	**25.7%**	**(682)**	**(621)**	**9.8%**
Recurring Managerial Result	**12,407**	**12,282**	**1.0%**	**11,508**	**7.8%**	**24,689**	**22,636**	**9.1%**

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

Credit Portfolio including Financial Guarantees Provided and Private Securities

In R$ billion	Jun-26	Mar-26	Δ	Jun-25	Δ
Individuals	**487.1**	**479.5**	**1.6%**	**451.9**	**7.8%**
Credit Card Loans	150.4	150.2	0.1%	141.1	6.6%
Personal Loans	68.1	68.6	-0.6%	67.4	1.1%
Payroll Loans	81.3	78.6	3.5%	72.8	11.7%
Vehicle Loans	35.1	35.7	-1.7%	36.2	-3.3%
Mortgage Loans	152.2	146.4	3.9%	134.4	13.3%
Very Small, Small and Middle Market Loans [1,2]	**307.4**	**302.8**	**1.5%**	**275.4**	**11.6%**
Corporate Loans [2]	**474.9**	**454.8**	**4.4%**	**431.4**	**10.1%**
Total for Brazil	**1,269.4**	**1,237.1**	**2.6%**	**1,158.7**	**9.6%**
Latin America [2]	**253.0**	**245.6**	**3.0%**	**230.4**	**9.8%**
Total	**1,522.4**	**1,482.7**	**2.7%**	**1,389.1**	**9.6%**
Total (ex-foreign exchange rate variation) [3]	**1,522.4**	**1,483.9**	**2.6%**	**1,380.2**	**10.3%**
Very Small, Small and Middle Market Loans	**307.4**	**302.2**	**1.7%**	**271.6**	**13.2%**
Corporate Loans	**474.9**	**454.2**	**4.5%**	**427.1**	**11.2%**
Latin America	**253.0**	**248.0**	**2.0%**	**229.6**	**10.2%**

(1) Includes Rural Loans to Individuals. (2) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas, Eurobonds, Credit Right Funds, exposures to financial institutions and agribusiness trading operations. (3) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client.

Executive Summary

8

Management Discussion & Analysis > Executive Summary

Management commentary

In the second quarter of 2026, the recurring managerial result reached R$12.4 billion, a 1.0% increase from the previous quarter. Recurring managerial return on equity was 24.3% on a consolidated basis and 25.7% in operations in Brazil.

- The loan portfolio increased by 2.7% on a consolidated basis and by 2.6% in Brazil in the quarter. Compared to the same period of the previous year, growth was 9.6% for both the consolidated portfolio and the portfolio in Brazil. Excluding foreign exchange effects, both portfolios would have grown 10.3%.

- The individuals loan portfolio in Brazil grew 1.6% in the quarter, driven mainly by mortgage (+3.9%) and payroll loans (+3.5%), in the latter, mainly due to private payroll loans (+14.3%).

- In the second quarter, individuals loan portfolio was impacted by the Desenrola program. Under this program, by the end of the second quarter, approximately R$1.1 billion had been renegotiated, including both the active portfolio and loans previously written off as losses. After the renegotiation and the discounts granted, the outstanding balance of this portfolio amounted to R$275 million, with more than 300 thousand clients adhering to the program, with immaterial impact both in terms of credit quality indicators and of cost of credit.

- The financial margin with clients grew 3.3%, driven mainly by higher average volume of the credit portfolio, calendar days and liabilities' margin.

- The total nonperforming loans 15–90 days overdue ratio (NPL 15-90) increased by 0.1 p.p., ending the quarter at 1.8%. This increase was driven by the Latin American portfolio (+0.1 p.p.), as the ratio in Brazil remained stable.

- The consolidated nonperforming loans 90 days overdue ratio (NPL 90) remained stable in the quarter at 1.9%. There was a 0.1 p.p. increase in the individuals ratio, mainly due to the natural migration of part of the short-term delinquency growth that seasonally occurs in the first quarter, and a 0.1 p.p. increase in the very small, small and middle-market companies ratio, reflecting the expected normalization of this indicator.

- Cost of credit increased by 1.9% in the quarter and totaled R$10.1 billion. The cost of credit over the average loan portfolio ratio remained stable at 2.7%.

- Commissions and fees and result from insurance operations increased by 0.4%. Asset management grew by 4.6% and card issuance was up 0.4%. In payments and collections decreased 0.4%, since the better acquiring result in the quarter was more than offset by a lower result from current account packages for companies.

- Non-interest expenses, which are seasonally lower in the first quarter, increased by 3.3% in the quarterly comparison. With this earnings performance, our efficiency ratio closed the second quarter at 37.4% on a consolidated basis. In Brazil, the ratio closed at 35.5%.

Compared to the first half of 2025

The recurring managerial result increased by 9.1%. Recurring managerial return on equity reached 24.5% in the first half of 2026, an increase of 1.7 p.p. compared to the same period of 2025.

- The financial margin with clients increased by 4.8% compared to the same period of the previous year, driven by the growth of the loan portfolio, the higher liabilities' margin, in addition to the better product mix.

- The financial margin with the market decreased by 1.7%, mainly due to the lower margin from the trading desk, partially offset by higher gains from the banking desk.

- The cost of credit increased by 5.9%, driven by the growth of the loan portfolio, while the cost of credit over the loan portfolio ratio remained stable at 2.7%

- Commissions and fees and result from insurance operations increased by 4.4%. There was growth of 11.0% in asset management revenues and of 25.3% in advisory and brokerage services revenues. Also noteworthy was the increase of 12.8% in the result from insurance, pension plan and premium bonds, driven by growth in earned premiums and third-party service commissions.

- Non-interest expenses increased by 3.9%, while the efficiency ratio for the first half of the year was 37.3% on a consolidated basis, a 0.3 p.p. decrease compared to the same period of the previous year.

Main Figures

Indicator	2Q26	2Q26 x 1Q26
Managerial Recurring Result	R$12.4 bn	+1.0%
Recurring managerial return on average equity	24.3%	-0.5 p.p.
Credit portfolio	R$1,522.4 bn	+2.7%
Financial margin with clients	R$32.6 bn	+3.3%
Financial margin with the market	R$0.9 bn	+13.6%
Cost of credit	R$10.1 bn	+1.9%
Fees and insurance	R$14.1 bn	+0.4%
Non-interest expenses	R$16.7 bn	+3.3%

CET 1 @ 11.5% —> Consolidated ROE of 25.1%

Executive Summary Management Discussion & Analysis > Executive Summary 2026 Forecast (1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written of as Losses; (3) Commissions and fees (+) Income from insurance, pension plan and premium bonds operations (+) Expenses for claims. 9 Previous Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% New Maintained Maintained Growth between 2.0% and 5.0% Maintained Maintained Maintained Maintained Maintained

Executive Summary 10 (This page was intentionally left blank)

Income statement and Balance Sheet Analysis

In R$ million, end of period Average Balance Financial Margin Average Rate (p.a.) Average Balance Financial Margin Average Rate (p.a.) Financial Margin with Clients 1,477,393 32,557 9.1% 1,447,412 31,506 9.1% Spread-Sensitive Operations 1,340,036 28,625 8.8% 1,309,489 27,825 8.9% Working Capital and Other 137,357 3,931 12.0% 137,923 3,681 11.3% Cost of Credit (10,139) (9,952) Risk-Adjusted Financial Margin with Clients 1,477,393 22,418 6.2% 1,447,412 21,554 6.1% 2Q26 1Q26 Managerial Financial Margin Management Discussion & Analysis > Managerial Financial Margin Consolidated Brazil 12 (1) Average daily balance. 31.5 27.8  28.6 32.6 -3.7 0.3 -0.03 0.1 0.2 0.2 3.9 1Q26 Working capital and others 1Q26 Spread-sensitive operations 1Q26 Average Volume Product Mix Spreads and liabilities' margin Calendar and working days Latin America and others Spread-sensitive operations 2Q26 Working capital and others 2Q26 2Q26 Breakdown of changes in the Financial Margin with Clients In R$ billion (1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and others includes margin and structured operations from the wholesale business segment. Annualized Average Rate of the Financial Margin with Clients The financial margin with clients increased 3.3% in the quarter. The growth was mainly ex- plained by the 2.9% growth in the spread-sensitive operations, driven by: (i) a higher ave- rage volume of assets, due to the increase in the average credit portfolio across all seg- ments; (ii) the calendar effect, with a higher number of calendar days in the quarter; and (iii) higher revenues from structured operations in the wholesale business. In addition, there was a positive result from own working capital, related to the increase in the average balance and average remuneration rate. Compared to the first six months of the previous year, the financial margin with clients in- creased 4.8%. This growth was mainly related to the increase in spread-sensitive opera- tions, due to the higher average volume of assets, higher liabilities’ margin and the better product mix. The financial margin with the market increased by 13.6% in the quarter, mainly due to the higher result obtained by the banking desk, partially offset by the reduction in the result of the trading desk. Compared to the first six months of the previous year, the 1.7% decrease was mainly due to the lower result from the trading desk, partially offset by the higher re- sult from the banking desk. Margin with Clients R$32.6 bn +3.3% +5.1% 2Q26 x 1Q26 2Q26 x 2Q25 Margin with the Market R$0.9 bn +13.6% +8.6% 2Q26 x 1Q26 2Q26 x 2Q25 (1) (1) 9.4% 9.2% 9.1% 9.1% 9.1% 6.4% 6.3% 6.2% 6.1% 6.2% 2Q25 3Q25 4Q25 1Q26 2Q26 10.3% 10.1% 10.0% 10.0% 10.0% 7.0% 6.8% 6.8% 6.6% 6.7% 2Q25 3Q25 4Q25 1Q26 2Q26 Financial Margin with Clients Risk-Adjusted Financial Margin with Clients (1) (1) (2) (3) + 2.9% + 3.3% In R$ million 2Q26 1Q26 D 2Q25 D 1H26 1H25 D Financial Margin with Clients 32,557 31,506 3.3% 30,988 5.1% 64,062 61,146 4.8% Financial Margin with the Market 931 820 13.6% 858 8.6% 1,751 1,781 -1.7% Total 33,488 32,326 3.6% 31,846 5.2% 65,813 62,927 4.6%

Cost of Credit

13

Management Discussion & Analysis > Cost of Credit

Cost of credit closed the second quarter of 2026 at R$10.1 billion and increased 1.9% from the previous quarter. This growth was mainly driven by companies in Retail Business in Brazil, in line with the growth of the loan portfolio. In Latin America, the increase was mainly driven by higher expected loss expenses, in line with the region's delinquency dynamics.

There was an increase in both discounts granted and in the recovery of loans written off as losses in the Retail Business in Brazil related to the Desenrola program. However, the impact of the Desenrola program was immaterial to the total cost of credit.

In the first half of 2026, cost of credit increased by 5.9% from the same period of the previous year. This change occurred in line with the growth of the loan portfolio, while the cost of credit over the loan portfolio ratio remained stable.

Cost of Credit

R$10.1 bn

^+1.9% 2Q26 x 1Q26

^+7.4% 2Q26 x 2Q25

Recovery of Loans Written off as Losses and Sales of Financial Assets

In the second quarter of 2026, there were sales of loan portfolios written off as losses, both in the Retail Business and Wholesale Business in Brazil, totaling R$2.2 billion, with a positive impact ofR$ 56.2 million on the recovery of loans written off as losses and of R$30.9 million on the recurring managerial result. These sales did not materially impact the credit quality indicators.

In the quarter, we sold active loan portfolios without risk retention to unrelated companies totaling R$606.9 million in Brazil, of which R$39.3 million would have been more than 90 days overdue, and totaling R$23.8 million in Latin America, with no balances more than 90 days overdue. These active loan portfolio sales did not materially impact the long-term delinquency ratio and generated a negative impact of R$22.6 million on operating revenues, a positive impact of R$80.2 million on the cost of credit and a positive impact of R$31.7 million on the recurring managerial result.

In R$ million	2Q26	1Q26	Δ	2Q25	Δ	1H26	1H25	Δ
Expected Loss Expenses	(10,479)	(10,241)	2.3%	(9,664)	8.4%	(20,720)	(19,158)	8.1%
Recovery of Loans Written Off as Losses	1,487	1,238	20.2%	1,280	16.2%	2,725	2,512	8.5%
Discounts Granted	(1,147)	(949)	20.8%	(1,058)	8.3%	(2,096)	(2,321)	-9.7%
Cost of Credit	(10,139)	(9,952)	1.9%	(9,443)	7.4%	(20,091)	(18,967)	5.9%
Cost of Credit / Total Risk (*) - Annualized (%)	**2.7**	**2.7**	**0,0 p.p.**	**2.7**	**0,0 p.p.**	**2.7**	**2.7**	**0,0 p.p.**

(*) Average balance of the credit portfolio (including securities) with financial guarantees provided.

Note: With the adoption of CMN Resolution No. 4,966/21, the expected loss expenses now also includes the portfolio of securities with the characteristic of granting credit.

Balance of Provision for Expected Loss by Stage


R$ billion
57.4
57.3
56.0
55.9
56.9
17.5%
17.7%
18.2%
17.5%
17.0%
24.5%
24.1%
25.0%
25.3%
24.6%
57.9%
58.2%
56.8%
57.2%
58.4%
Jun-25
Sep-25
Dec-25
Mar-26
Jun-26
Stage 1
Stage 2
Stage 3

Cost of credit by segment


R$ million
2.7
2.7
2.7
2.7
2.7
691
695
8,056
528
605
8,315
659
1,000
8,051
534
941
8,477
594
915
8,630
2Q25
3Q25
4Q25
1Q26
2Q26
Latin America ex-Brasil
Wholesale - Brazil
Retail - Brazil
Cost of Credit/Loan Portfolio (*) - Annualized (%)

(*) Average balance of the credit portfolio (including securities) with financial guarantees provided.

14 1.8 1.7 2.0 1.6 1.7 1.8 1.7 1.6 1.9 1.5 1.7 1.7 2.2 2.3 2.2 2.1 2.1 2.2 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Total Brazil¹ Latin America² Credit Quality Management Discussion & Analysis > Credit Quality The total nonperforming loans 15–90 days overdue ratio (NPL 15–90) increased by 0.1 p.p. compared to the previous quarter closing the quarter at 1.8%. This increase was related to the 0.1 p.p. growth in the ratio of the very small, small and middle market loan portfolio in Brazil, closing the quarter at 1.5%, following the normali- zation cycle of the indicator due to the end of the grace periods for government programs, as expected. Additionally, there was a 0.1 p.p. increase in Latin America. The individuals ratio remained stable both compared with the previous quarter and the same period of the previous year. The nonperforming loans 90 days overdue ratio (NPL 90) remained stable compared to the first quarter of 2026. In Brazil, the individuals ratio increased by 0.1 p.p. compared to the previous quarter, mainly due to the natural rollover of part of the growth in short-term overdue loans, which occurred seasonally in the first quarter. There was also a 0.1 p.p. increase in the ratio of very small, small and middle market companies in Brazil, which, as in the short-term delinquency ratio, followed the normalization cycle of the indicator due to the end of the grace periods for government programs. The Desenrola pro- gram had an immaterial impact on the deliquency ratio. NPL Ratio (%) | 15 to 90 days NPL Ratio (%) | over 90 days Brazil Brazil ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. stable Jun-26 x Jun-25 stable Jun-26 x Mar-26 1.9% NPL Ratio over 90 days with securities Credit Quality Indicators | Includes Securities 1.6 1.6 1.7 1.8 1.9 2.0 0.1 0.1 0.1 0.1 0.1 0.1 3.6 3.6 3.6 3.6 3.6 3.7 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Very Small, Small and Middle Market Companies - Brazil Corporate - Brazil Individuals - Brazil 1.9 1.9 1.9 1.9 1.9 1.9 2.0 2.0 2.0 2.0 2.1 2.1 1.4 1.4 1.3 1.2 1.1 1.1 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Total Brazil¹ Latin America² 1.2 1.2 1.3 1.3 1.4 1.5 0.09 0.05 1.05 0.03 0.10 0.02 3.1 3.0 3.0 2.7 3.0 3.0 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Very Small, Small and Middle Market Companies - Brazil Corporate - Brazil Individuals - Brazil

15

Credit Quality

Management Discussion & Analysis > Credit Quality

From the first quarter of 2025 onward, we started to disclose the restructured loan portfolio in accordance with the requirements of CMN Resolution No. 4,966/21. This portfolio is composed of loan operations and securities whose original contractual terms were significantly modified due to the deterioration of their credit quality, increased by 5.4% compared to the first quarter of 2026.

The renegotiated loans and securities portfolio (which includes the restructured portfolio) increased by 4.6% from the previous quarter and closed the second quarter of 2026 at R$36.3 billion. Both the restructured loan portfolio and the renegotiated loans increased, mainly due to the corporate segment, in addition to the impact of the Desenrola program. However, the ratio of the renegotiated loans to the total portfolio remained at 2.6%. Compared to the same period of the previous year, the renegotiated loans decreased by 6.3%

NPL Creation in the Loan Portfolio

0.8%

^ + 0.1 p.p. 2Q26 x 1Q26

^ + 0.1 p.p. 2Q26 x 2Q25

The NPL Creation ratio over the loan portfolio increased by 0.1 p.p. from the previous quarter, closing at 0.8%. As a result, NPL Creation increased in the quarterly comparison and ended the period at R$10,657 million, mainly due to the growth in Retail Business, impacted by the normalization following the end of grace periods for government programs and by the natural rollover of part of the growth in short-term overdue loans, which occurred seasonally in the first quarter.

Loan portfolio write-offs decreased 3.0% from the previous quarter, driven by the Retail Business in Brazil, which closed the quarter at R$8.4 billion, down 5.9% from the first quarter. The ratio between the loan operations written off and the NPL Creation over the last three quarters remained in line.

The ratio of loan operations written off to the average balance of the loan portfolio closed the second quarter at 0.7%, remaining stable compared to the previous quarter.

Credit Quality Indicators | Includes Securities

Renegotiated Loans


R$ billion
38.8
38.4
35.1
34.8
36.3
22.6
22.0
18.3
18.0
19.0
Jun-25
Sep-25
Dec-25
Mar-26
Jun-26
Restructured
Renegotiated

Write-Off


R$ million
9,217
9,512
8,227
9,656
9,369
0.7%
0.7%
0.6%
0.7%
0.7%
2Q25
3Q25
4Q25
1Q26
2Q26
Write-Off
Write-Off/Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters. As of the first quarter of 2025, the write-off and the loan portfolio include securities.

NPL Creation


R$ million
9,441
9,485
9,964
9,694
10,657
8,409
8,502
8,693
9,044
9,595
852
630
953
355
778
180
353
319
295
284
2Q25
3Q25
4Q25
1Q26
2Q26
Total
Retail - Brazil
Wholesale - Brazil
Latin America ex-Brazil

Note: NPL Creation of 2Q26 was calculated by including the active loan portfolios of R$48 million from Wholesale Business in Brazil and R$27 million in Retail Business in Brazil and the NPL Creation of securities.

NPL Creation Ratio in the Loan Portfolio[1]


1.5%
1.5%
1.5%
1.5%
1.6%
0.7%
0.7%
0.7%
0.7%
0.8%
0.4%
0.3%
0.4%
0.2%
0.4%
0.0%
0.1%
0.1%
0.1%
0.1%
2Q25
3Q25
4Q25
1Q26
2Q26
Total
Retail - Brazil
Wholesale - Brazil
Latin America ex-Brasil

[1] The loan portfolio for the previous quarter excluding financial guarantees provided. As of the first quarter of 2025, the NPL creation and the credit portfolio include securities.

16 Credit Quality Management Discussion & Analysis > Credit Quality Credit Quality Indicators in CMN Resolution No. 4,966/21 Below we present the credit quality indicators introduced by CMN Resolution No. 4,966/21, which classifies financial instruments into three stages: Stage 1: Applicable to financial instruments without a significant increase in credit risk. Stage 2: Applicable to financial instruments with a significant increase in credit risk since their origination, with the following conditions: • Not problematic assets • A delay of between 30 and 90 days Stage 3: Applicable to assets with credit recovery problems (problematic assets), evidenced by a delay over 90 days in the payment of principal or charges, or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on a cash basis. This stage is indicated by: • Non-performing loans over 90 days • Restructuring: renegotiation with significant change in the original conditions due to a relevant deterioration • Indication of non-compliance with obligations For further details, see explanatory note 2 b) of the Financial Statements. Loan portfolio classified as Stage 2 decreased by 0.1 p.p. from the previous quarter. The portfolio classified as Stage 3, on the other hand, increased by 0.1 p.p. on a total basis, mainly driven by a 0.2 p.p. growth in the individuals segment due to the seasonal increase in 90-day NPL in the segment. The coverage level of Stage 2 decreased by 0.4 p.p., particularly a 1.3 p.p. decrease in companies segment in Brazil. The coverage level of Stage 3 increased by 0.2 p.p., driven by a 0.7 p.p. increase in companies, partially offset by a 0.3 p.p. decrease in individuals. In both cases, the variations were related to the natural movements of the portfolios. 4.3 4.2 4.1 4.0 4.2 4.1 8.0 7.8 7.6 7.4 7.5 7.4 1.8 1.8 1.9 1.9 2.1 2.0 4.6 4.6 4.4 4.1 4.0 4.1 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Total Individuals - Brazil Companies - Brazil Latin America Stage 2 Loan Portfolio (% over Total Portfolio) 4.4 4.3 4.2 3.9 4.0 4.1 5.8 5.9 5.8 5.8 5.7 5.9 3.5 3.3 3.3 2.7 3.1 3.1 4.3 4.2 4.0 3.8 3.7 3.5 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Total Individuals - Brazil Companies - Brazil Latin America Stage 3 Loan Portfolio (% over Total Portfolio) Stage 2 Coverage (%) (Stage 2 Provision over Stage 2 Portfolio) Stage 3 Coverage (%) (Stage 3 Provision over Stage 3 Portfolio) 23.7 24.1 23.9 23.3 22.9 22.5 26.1 26.5 26.5 26.3 26.2 26.1 22.9 23.6 24.2 22.5 20.8 19.5 16.6 16.7 14.5 14.4 14.6 14.5 0.00 10.00 20.00 30.00 40.00 50.00 60.00 70.00 80.00 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Total Individuals - Brazil Companies - Brazil Latin America 56.1 55.8 55.9 54.7 53.6 53.8 61.4 59.2 59.6 59.7 59.3 59.0 55.9 57.1 57.8 55.4 52.2 52.9 43.1 43.4 40.2 39.4 39.7 39.7 0. 00 20. 00 40. 00 60. 00 80. 00 100. 00 120. 00 140. 00 160. 00 180. 00 200. 00 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Total Individuals - Brazil Companies - Brazil Latin America

17

Commissions and Fees and Insurance

Management Discussion & Analysis > Commissions and Fees and Insurance

Commissions and fees and result from insurance operations increased by 0.4% in the quarter. The higher fund management fees, due to the recognition of performance fee in the quarter, were partially offset by lower revenues from brokerage services and lower gains from payments and collections, due to the decrease in revenues from current account packages for companies. The growth in the result from insurance, pension plan and premium bonds was mainly driven by higher earned premiums.

Services and Insurance

R$14.1 bn

+0.4% 2Q26 x 1Q26

+3.6% 2Q26 x 2Q25

Compared to the first six months of the previous year, commissions and fees and result from insurance operations increased by 4.4%, mainly due to: (i) higher asset management revenues, resulting from the higher balance of funds; (ii) higher advisory and brokerage services revenues, driven by higher volumes in both investment banking and brokerage services for individuals; and (iii) a higher result from insurance, pension plan and premium bonds, mainly due to the increase in earned premiums.

In R$ million	2Q26	1Q26	Δ	2Q25	Δ	1H26	1H25	Δ
Card Issuance	3,279	3,267	0.4%	3,248	0.9%	6,546	6,468	1.2%
Current Account for Individuals	501	541	-7.4%	636	-21.2%	1,042	1,325	-21.4%
Credit Operations and Guarantees Issued	644	646	-0.3%	598	7.8%	1,291	1,211	6.6%
Payments and Collections	1,956	1,964	-0.4%	2,116	-7.5%	3,920	4,228	-7.3%
Asset Management	1,997	1,909	4.6%	1,861	7.3%	3,905	3,519	11.0%
Fund Management Fees	1,438	1,376	4.5%	1,409	2.1%	2,814	2,627	7.1%
Consórcio Administration Fees	559	533	4.9%	452	23.5%	1,091	893	22.3%
Advisory Services and Brokerage	1,259	1,275	-1.3%	950	32.5%	2,533	2,021	25.3%
Other Brazil	462	451	2.4%	461	0.3%	913	919	-0.8%
Latin America (ex-Brazil)	931	941	-1.0%	913	2.1%	1,873	1,825	2.6%
Commissions and Fees	11,028	10,993	0.3%	10,781	2.3%	22,021	21,517	2.3%
Result from Insurance Operations[1]	3,061	3,034	0.9%	2,816	8.7%	6,095	5,403	12.8%
Services and Insurance	**14,089**	**14,026**	**0.4%**	**13,597**	**3.6%**	**28,116**	**26,920**	**4.4%**

Note: As from the first quarter of 2025, revenue from card activities – acquirer, in addition to corporate current account package fees, and Pix (the Central Bank of Brazil's instant payment system) are now allocated in the Payments and Collections line (previously Collection Services). (1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims.

Card Issuance

Transaction Volume

2Q26

R$245.7 billion

+4.1% x 1Q26 | +8.5% x 2Q25

Credit: +4.2% vs 1Q26; +10.4% vs 2Q25

Debit: +3.1% vs 1Q26; -0.2% vs 2Q25

Note: As of 1Q26, we started to consider new installment credit products in the card transaction volume of the issuing business.


R$ million
38.3
37.6
39.2
38.7
39.9
38.7
226,450
39,788
186,663
236,156
38,516
197,640
245,722
39,724
205,997
2Q25
1Q26
2Q26
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (million)
Debit card accounts - does not include additional cards (million)

Revenues from card issuing activities increased by 0.4% in the quarter. The increase in revenues, related to higher credit card transaction volume, was partially offset by higher expenses related to rewards programs, in line with the strategy of offering more benefits to clients as they deepen their relationship with the bank.

Compared to the first six months of 2025, the 1.2% increase followed the same dynamics observed in the quarterly performance, with the increase in credit card transaction volume being partially offset by higher rewards programs expenses.

Payments and Collections

Acquiring Transaction Volume

2Q26

R$298.7 billion

+5.4% x 1Q26 | +23.5% x 2Q25

Credit: +5.9% vs 1Q26; +29.0% vs 2Q25

Debit: +4.2% vs 1Q26; +10.3% vs 2Q25

Payments and collections revenues decreased by 0.4% in the quarter. Higher gains from acquiring services were offset by lower gains from current account service packages for companies, due to the increase in fee waivers under the Mais Vantagens program, provided by Itaú Empresas, which offers progressive benefits to clients according to their level of engagement with the bank.

The 7.3% decrease, compared to the first six months of 2025, occurred mainly due to the higher funding cost and the change in the card transaction volume mix in acquiring operations, in addition to the reduction in gains from current account service packages for companies, due to the increase in fee waivers related to the Mais Vantagens program offered by Itaú Empresas.

18

Commissions and Fees and Insurance

Management Discussion & Analysis > Commissions and Fees and Insurance

Current Account for Individuals

Revenues from current account services for individuals decreased by 7.4% compared to the first quarter of 2026 and declined by 21.4% compared to the first six months of 2025.

Both movements reflected the bank's proactive agenda of offering increasingly better conditions to clients, as they expand their relationship with the bank.

Fund Management

Fund management fees increased 4.5% from the previous quarter, due to the recognition of performance fee, which occurs in the second and fourth quarters, as well as higher volumes. These effects were partially offset by changes in the product mix.

Compared to the first six months of 2025, fund management fees increased 7.1%, mainly due to the growth in balance during the period.

Advisory Services and Brokerage

Revenues from advisory and brokerage services decreased by 1.3% from the previous quarter, due to lower brokerage revenues. On the other hand, gains from investment banking increased, especially in fixed-income securities issuances.

The 25.3% increase, compared to the first six months of the previous year, occurred mainly due to higher volumes in both investment banking, particularly fixed-income securities issuances, and brokerage, mainly driven by the increase in revenues from the individuals brokerage services.

Fixed Income: In the 2Q26, in Local Fixed Income, we ranked 1st in the ANBIMA (Brazilian Association of Financial and Capital Market Institutions) distribution Ranking, with R$6.0 billion in distributed volume and a 21.8% market share. Considering the last 12 months, we also ranked 1st, totaling R$63.2 billion in distributed volume and a 24.6% market share.

Equities: On a 6-month basis, we participated in 11 transactions, totaling R$2.6 billion in volume (11.9% market share), ranking 2nd by number of transactions and 4th by volume in the Dealogic Ranking.

Mergers and Acquisitions: On a 6-month basis, we participated in 19 transactions, totaling R$42.0 billion (27.9% market share), ranking 2nd by number of transactions and by transaction volume in the Dealogic ranking.

Result from Insurance, Pension Plan and Premium Bonds

The result from insurance, pension plan and premium bonds increased 0.9% in the quarter, mainly due to (i) higher earned premiums, driven by increased sales in individual life, credit life and mortgage; and (ii) lower retained claims, mainly in the mortgage, group life and protected card and payment (cards and PIX, the Central Bank of Brazil's instant payment system) portfolios. These increases were partially offset by lower service revenues, which remained at a high level, but decreased from the previous quarter.

The 12.8% increase compared to the first six months of 2025 occurred mainly due to growth in: (i) earned premiums, driven by higher sales and portfolio growth in individual life, credit life, mortgage and protected card and payment; (ii) revenue from third-party insurance commissions; and (iii) higher financial margin, due to the increase in the balance and higher remuneration of our assets.

Result from Insurance, Pension Plan and Premium Bonds

R$3.1 bn

^ +0.9%	2Q26 x 1Q26
^ +8.7%	2Q26 x 2Q25

19

Non-interest Expenses

Management Discussion & Analysis > Non-interest expenses

Compared to the previous quarter, non-interest expenses increased by 3.3% in total and by 4.1% in Brazil. The growth was expected due to the seasonality of the first quarter. In this quarter, in addition to higher profit-sharing expenses, there was a seasonal effect from the increase in vacation provision, impacting personnel expenses allocated to each of the lines in the table below. In addition, the increase in transactional expenses was mainly related to higher civil contingencies provisions, seasonally lower in the first quarter, and commissioned sales expenses. In technology, there were higher expenses was driven by the increase in cloud processing volume. In other expenses, the increase was due to higher expenses related to marketing, due to the increase in advertising campaigns, driven during the FIFA World Cup period, as well as events and third-party services. In Latin America, the reduction was due to exchange rate fluctuations, partially offset by higher provisions for employees' vacation.

Non-interest expenses

R$16.7 bn

^ +3.3% 2Q26 x 1Q26

^ +3.1% 2Q26 x 2Q25

Compared to the first half of 2025, non-interest expenses increased by 3.9% on a consolidated basis and by 4.1% in Brazil. The increase in personnel expenses, which were allocated to each of the lines in the table below, was due to the effects of the collective wage agreement, which granted a 5.68% salary adjustment to employees effective September 2025, as well as higher expenses related to profit sharing. The growth in technology expenses was driven by the increase in cloud processing volume and higher system development expenses. In other expenses, the increase was mainly related to higher marketing expenses due to the FIFA World Cup. In Latin America, the increase was mainly due to higher expenses related to employee salary adjustments and the impact of exchange rate fluctuations.

In R$ million	2Q26	1Q26	Δ	2Q25	Δ	1H26	1H25	Δ
Commercial and Administrative (personnel)	(6,531)	(6,482)	0.7%	(6,564)	-0.5%	(13,013)	(12,612)	3.2%
Transactional (personnel, operations and service)	(4,124)	(3,917)	5.3%	(3,985)	3.5%	(8,040)	(7,940)	1.3%
Technology (personnel and infrastructure)	(3,109)	(3,087)	0.7%	(2,978)	4.4%	(6,196)	(5,812)	6.6%
Other Expenses	(802)	(503)	59.3%	(599)	33.8%	(1,305)	(1,056)	23.5%
Total - Brazil	**(14,566)**	**(13,989)**	**4.1%**	**(14,127)**	**3.1%**	**(28,555)**	**(27,420)**	**4.1%**
Latin America (ex-Brazil)	(2,162)	(2,199)	-1.7%	(2,092)	3.3%	(4,361)	(4,250)	2.6%
Total	**(16,728)**	**(16,188)**	**3.3%**	**(16,219)**	**3.1%**	**(32,916)**	**(31,670)**	**3.9%**

Efficiency Ratio


38.0
38.8
38.3
37.1
37.4
36.3
37.1
36.4
34.9
35.5
38.5 36.7
38.4 36.5
38.0 36.3
38.0 36.2
37.9 36.0
2Q25
3Q25
4Q25
1Q26
2Q26
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

The efficiency ratio is obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Number of Employees - in thousands


95.7
93.6
92.5
91.5
90.4
Jun-25
Sep-25
Dec-25
Mar-26
Jun-26

Branches and Client Service Branches


2,738
2,617
2,529
2,367
2,210
2,114
1,998
1,953
1,817
1,663
372
368
324
300
298
252
251
252
250
249
Jun-25
Sep-25
Dec-25
Mar-26
Jun-26
Latin America and IBBA
CSBs - Brazil
Brick and Mortar Branches - Brazil

20

Balance Sheet

Management Discussion & Analysis > Balance Sheet

Total assets increased by 0.8% in the quarter. The reduction of R$44.6 billion in interbank investments, due to the decrease in securities purchased under agreements to resell, was offset by increases of: (i) R$63.0 billion in securities and derivatives, mainly in government securities; and (ii) R$15.5 billion in the balance of operations with credit granting characteristics, driven by growth in the individuals portfolio, mainly in private payroll loans and mortgage loans, and in the companies portfolio, both in the very small, small and middle market segment and in corporate loans. There was also growth in the Latin America portfolio. The 11.3% increase in total assets from the same period of the previous year occurred mainly due to increases of: (i) R$140.6 billion in securities and derivatives, especially in government securities; (ii) R$87.4 billion in operations with credit granting characteristics, both in the individuals and companies portfolios in Brazil, and in the Latin America portfolio; and (iii) R$41.9 billion in interbank and interbranch accounts, resulting from the increase in the balance of card payment transactions.

The increase in liabilities from the previous quarter occurred mainly due to: (i) an increase of R$34.5 billion in deposits, especially in time deposits; and (ii) an increase of R$12.2 billion in technical provisions for insurance, pension plan and premium bonds, due to the higher remuneration of provisions, in addition to the net gain of pension plan funds. These movements were partially offset by a reduction of R$45.6 billion in securities sold under repurchase agreements. The 11.3% increase in liabilities from the same period of the previous year occurred mainly due to: (i) an increase of R$114.7 billion in deposits, especially in time deposits; (ii) an increase of R$58.0 billion in other liabilities; and (iii) an increase of R$50.0 billion in securities sold under repurchase agreements.

Stockholders' equity increased by R$8.4 billion in the quarter, mainly due to the incorporation of net income for the period, partially offset by the payment of dividends and interest on own capital. Compared to the same period of the previous year, stockholders' equity increased by R$7.7 billion, also due to the incorporation of net income for the period, partially offset by the payment of dividends and interest on own capital, in addition to the acquisition of treasury shares.

Assets (In R$ million, end of period)	06/30/2026	03/31/2026	Δ	06/30/2025	Δ
Current and Long-term Assets	**3,189,122**	**3,162,262**	**0.8%**	**2,863,268**	**11.4%**
Cash	35,351	39,723	-11.0%	32,177	9.9%
Interbank Investments	312,547	357,134	-12.5%	278,452	12.2%
Securities and Derivatives	1,124,698	1,061,659	5.9%	984,058	14.3%
Operations with credit granting characteristics	1,234,786	1,219,313	1.3%	1,147,354	7.6%
Loan, lease and other credit operations	1,082,375	1,071,165	1.0%	1,011,835	7.0%
Securities	204,329	199,198	2.6%	188,268	8.5%
(Provision for expected credit loss)	(51,918)	(51,050)	1.7%	(52,749)	-1.6%
Interbank and Interbranch Accounts	297,718	296,771	0.3%	255,829	16.4%
Current and deferred tax assets	95,347	93,261	2.2%	87,955	8.4%
Other Assets	88,675	94,401	-6.1%	77,443	14.5%
Permanent Assets	**37,718**	**37,430**	**0.8%**	**34,782**	**8.4%**
Total Assets	**3,226,840**	**3,199,692**	**0.8%**	**2,898,050**	**11.3%**

Liabilities (In R$ million, end of period)	06/30/2026	03/31/2026	Δ	06/30/2025	Δ
Current and Long-Term Liabilities	**3,009,115**	**2,990,324**	**0.6%**	**2,688,498**	**11.9%**
Deposits	1,134,485	1,099,998	3.1%	1,019,760	11.3%
Securities sold under repurchase agreements	482,856	528,406	-8.6%	432,862	11.5%
Debt instruments	423,499	419,894	0.9%	402,470	5.2%
Borrowing and Onlending	132,402	136,916	-3.3%	119,493	10.8%
Derivatives	92,228	88,588	4.1%	74,149	24.4%
Interbank and Interbranch Accounts	113,822	109,359	4.1%	118,199	-3.7%
Provisions for financial guarantees, credit commitments and credits to be released	2,531	2,314	9.4%	1,514	67.2%
Technical provision for insurance, pension plan and premium bonds	384,164	371,959	3.3%	336,372	14.2%
Other provisions	16,807	16,795	0.1%	16,059	4.7%
Current and deferred tax liabilities	21,405	19,259	11.1%	20,720	3.3%
Other liabilities	204,916	196,836	4.1%	146,900	39.5%
Stockholders' Equity	**208,512**	**200,098**	**4.2%**	**200,815**	**3.8%**
Non-controlling Interests	**9,213**	**9,270**	**-0.6%**	**8,737**	**5.4%**
Total Liabilities and Equity	**3,226,840**	**3,199,692**	**0.8%**	**2,898,050**	**11.3%**

Credit Portfolio

21

Management Discussion & Analysis > Credit Portfolio

Credit Portfolio with Financial Guarantees Provided and Private Securities (Individuals and Companies) - Brazil

Credit cards

R$150.4 bn As of 06/30/26

+0.1% vs Mar-26 | +6.6% vs Jun-25


8.4%
5.8%
85.8%
Jun-25
7.8%
5.7%
86.4%
Mar-26
8.0%
5.7%
86.2%
Jun-26
Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes NPL more than one day overdue;
(2) Includes installments without interest.

Mortgage loans (Individuals)

R$152.2 bn As of 06/30/26

+3.9% vs Mar-26 | +13.3% vs Jun-25

91.4% of the mortgage portfolio is **Individuals**

Originations | 2nd Quarter of 2026

R$13.5 bn +63.6% vs Jun-25

81.1% of total **mortgage credit** is originated by borrowers

Market share of origination
Among private banks

55.1%

Loan-to-value (individuals)
Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quartely average) 55.4%

Portfolio 39.1%

Payroll loans

R$81.3 bn As of 06/30/26

+3.5% vs Mar-26 | +11.7% vs Jun-25

The private payroll loan portfolio increased 14.3% in the quarter, mainly due to the higher origination of payroll-deducted credit. The public sector portfolio increased 1.8%, due to the creation of a dedicated structure for public servants in internal channels. The 0.5% reduction in the INSS (Brazilian Social Security Institute) sector was due to the discontinuation of operations in the external channel, in line with the strategy of strengthening primary banking relationships through proprietary channels.

Portfolio by origination (%)
2nd Quarter of 2026


Branches
Itaú Consignado S.A.
20%
80%

Portfolio by sector (R$ billion)
2nd Quarter of 2026


INSS
Private sector
Public sector
22.2
11.1
47.9

Vehicle loans (individuals)

R$35.1 bn As of 06/30/26

-1.7% vs Mar-26 | -3.3% vs Jun-25

Originations | 2nd Quarter of 2026

R$4.4 bn +3.0% vs Jun -25

Average Ticket R$53.2 thousand

% Average Down Payment 30%

Loan-to-value

Vintage (quarterly average) 67.0%

Average Term 45 months

Very small, small and middle market

R$307.4 bn As of 06/30/26

+1,5% vs Mar-26 | +11.6% vs Jun-25

The very small, small and middle market companies loan portfolio increased 1.5% in the quarter and 11.6% from the same period of the previous year. Both movements occurred mainly due to the growth of the government programs.

Corporate loans

R$474.9 bn As of 06/30/26

+4.4% vs Mar-26 | +10.1% vs Jun-25

The corporate loans portfolio increased 4.4% in the quarter, mainly driven by clients in the infrastructure and energy sectors. In addition, it increased 10.1% from the same period of the previous year. Excluding the effect of foreign exchange variation, the portfolio would have grown by 11.2% compared to the previous year.

Credit Portfolio without Financial Guarantees Provided and Private Securities by Vintage

In R$ billion


2Q26
33.3%
8.7%
8.8%
6.6%
5.3%
37.3%
1,082
1Q26
32.2%
11.7%
7.9%
6.7%
4.3%
37.2%
1,071
2Q25
34.0%
9.2%
8.9%
6.9%
4.9%
36.1%
1,012
Actual quarter (q)
q - 1
q - 2
q - 3
q - 4
q >= 5

22

Funding

Management Discussion & Analysis > Funding

Funding from clients increased 3.4% in the quarter, mainly due to the increase of R$34.0 billion in time deposits, mainly in Brazil. The increase of 13.0% from the same period of the previous year occurred mainly due to: (i) an increase of R$107.2 billion in time deposits, particularly in Brazil; and (ii) an increase of R$62.0 billion in funds from bills, structured operations certificates and repurchase agreements, mainly in financial and real estate bills.

Assets under custody increased 3.6% in the quarter, mainly driven by own products, especially treasury products. In the last 12 months, the increase of 21.5% occurred mainly due to own products, driven by treasury and offshore products.

In R$ million, end of period	2Q26	1Q26	Δ	2Q25	Δ
Funding from Clients (A)	**1,500,278**	**1,451,095**	**3.4%**	**1,327,787**	**13.0%**
Demand Deposits	127,671	123,088	3.7%	123,475	3.4%
Savings Deposits	172,240	172,249	0.0%	173,230	-0.6%
Time Deposits	822,952	788,966	4.3%	715,703	15.0%
Funds from Bills, Structured Operations Certificates and Repurchase Agreements[1]	377,415	366,792	2.9%	315,379	19.7%
Other Funding (B)	**217,946**	**216,224**	**0.8%**	**203,623**	**7.0%**
Onlending	30,624	31,112	-1.6%	18,705	63.7%
Borrowing	101,778	105,805	-3.8%	100,788	1.0%
Securities Obligations Abroad	78,490	72,449	8.3%	76,876	2.1%
Other[2]	7,054	6,859	2.9%	7,254	-2.8%
Total (A) + (B)	**1,718,223**	**1,667,318**	**3.1%**	**1,531,410**	**12.2%**
Own Products	3,371,078	3,240,214	4.0%	2,815,766	19.7%
Open Platform	452,943	437,777	3.5%	395,253	14.6%
Assets under Management	**3,824,020**	**3,677,991**	**4.0%**	**3,211,019**	**19.1%**
Fiduciary Management and Custody[3]	657,194	648,901	1.3%	478,555	37.3%
Assets under Custody[4]	**4,481,215**	**4,326,892**	**3.6%**	**3,689,574**	**21.5%**

(1) Funds from Bills include: Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. From 4Q25, Repurchase Agreements involving third-party securities were incorporated. For better comparability, historical data has been reclassified. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.(4) From 4Q25 onwards, considers the Latin American portfolio and funds. For better comparability, historical data has been reclassified.

Loans[1] and funding



95.7%
93.7%
91.7%
94.1%
92.4%
82.8%
81.4%
79.7%
81.0%
80.3%
In R$ billion
1,531
1,325
1,268
1,570
1,363
1,278
1,702
1,480
1,357
1,667
1,434
1,350
1,718
1,494
1,380
Jun-25
Sep-25
Dec-25
Mar-26
Jun-26
Portfolio¹ / Funding from clients and other funding
Portfolio¹ / Funding from clients and other funding net of reserve required by BACEN and Cash
Loan portfolio¹
Funding from clients and other funding
Loan portfolio¹
Funding from clients and other funding net of reserve required by BACEN and Cash

(1) Includes private securities and other credits.

23

Capital, Liquidity and Market Ratios

Management Discussion & Analysis > Capital and Risk

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio



13.4%
1.4%
12.0%
0.8%
-0.3%
-0.1%
13.8%
1.5%²
12.3%
Tier I
Mar-26
Net Income in the quarter
Dividends and Interest on Own Capital
Risk-Weighted Assets¹
Tier I
Jun-26
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Includes Prudential and Equity adjustments. (2) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the AT1 would be 1.7%.

Capital Ratios

In R$ million, end of period	2Q26	1Q26
Common Equity Tier I	194,742	186,771
Tier I (Common Equity + Additional Capital)	220,973	209,183
Referential Equity (Tier I and Tier II)	242,885	230,527
Total Risk-weighted Assets (RWA)	**1,581,951**	**1,560,810**
Credit Risk-weighted Assets	1,343,634	1,310,658
Operational Risk-weighted Assets	181,754	181,754
Market Risk-weighted Assets	56,563	68,398
Common Equity Tier I Ratio	**12.3%**	**12.0%**
Tier I Capital Ratio[1]	**13.8%**	**13.4%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**15.4%**	**14.8%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits. (1) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier 1 Capital ratio would be 14.0% in Jun-26.

Main changes in the quarter

Referential Equity: growth of 5.4% driven by the net income for the period and the issuance of perpetual subordinated debt, partially offset by the payment of interest on own capital. The common equity increased by 4.3%.

RWA: increased by R$21.1 billion, mainly due to the portion related to the capital required for credit risk, partially offset by the reduction in the market risk portion.

BIS ratio: increased by 0.6 p.p. from March 2026, mainly reflecting the result for the period and the issuance of perpetual subordinated debt, partially offset by the payment of interest on own capital and by the growth in RWA. In June 2026, the BIS ratio was 3.8 p.p. above the minimum required, including capital buffers.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter reached 202.0%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ million	Jun-26	Mar-26	Jun-25
HQLA	380,866	371,058	346,084
Potential Cash Outflows	188,536	190,159	161,856
LCR (%)	**202.0%**	**195.1%**	**213.8%**

Net Stable Funding Ratio (NSFR)

The NSFR was 122.1% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ million	Jun-26	Mar-26	Jun-25
Available Stable Funding	1,528,168	1,491,577	1,393,627
Required Stable Funding	1,251,850	1,222,668	1,150,712
NSFR (%)	**122.1%**	**122.0%**	**121.1%**

For 2026, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - VaR[1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	2Q26	1Q26
VaR by Risk Factor		
Interest Rates	1,669	2,038
Currency	72	52
Shares on the Stock Exchange	47	45
Commodities	31	48
Diversification Effects	**(216)**	**(312)**
Total VaR	**1,603**	**1,871**
Maximum VaR in the quarter	**1,997**	**1,871**
Average VaR in the quarter	**1,689**	**1,288**
Minimum VaR in the quarter	**1,454**	**1,076**

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

24

Results by Region

Management Discussion & Analysis > Activities Abroad

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil).

- Our Operations in Brazil[1] represented 94.6% of the recurring managerial result in the quarter.
- In Latin America operations, ROE increased by 0.3 p.p. compared to the previous quarter and closed the second quarter of 2026 at 12.3%.

Brazil[1] (in R$ million, end of period)

	2Q26	1Q26	Δ	2Q25	Δ	1H26	1H25	Δ
Operating Revenues	**44,249**	**43,132**	**2.6%**	**42,041**	**5.3%**	**87,382**	**82,943**	**5.4%**
Managerial Financial Margin	30,749	29,636	3.8%	29,005	6.0%	60,384	57,141	5.7%
Financial margin with clients	29,584	28,574	3.5%	27,998	5.7%	58,157	55,113	5.5%
Financial margin with the Market	1,165	1,062	9.7%	1,007	15.7%	2,227	2,028	9.8%
Commissions and Fees	10,097	10,052	0.5%	9,869	2.3%	20,148	19,692	2.3%
Revenues from Insurance [2]	3,403	3,445	-1.2%	3,167	7.5%	6,849	6,109	12.1%
Cost of Credit	**(9,545)**	**(9,418)**	**1.3%**	**(8,751)**	**9.1%**	**(18,963)**	**(17,571)**	**7.9%**
Expected loss expenses	(9,800)	(9,621)	1.9%	(8,857)	10.6%	(19,421)	(17,608)	10.3%
Discounts Granted	(1,111)	(907)	22.5%	(1,018)	9.1%	(2,018)	(2,222)	-9.2%
Recovery of Loans Written Off as Losses	1,366	1,110	23.0%	1,123	21.6%	2,476	2,259	9.6%
Retained Claims	**(420)**	**(458)**	**-8.1%**	**(383)**	**9.8%**	**(878)**	**(769)**	**14.1%**
Other Operating Expenses	**(17,389)**	**(16,628)**	**4.6%**	**(16,886)**	**3.0%**	**(34,018)**	**(32,830)**	**3.6%**
Non-interest expenses	(14,566)	(13,988)	4.1%	(14,127)	3.1%	(28,554)	(27,420)	4.1%
Tax Expenses and Other [3]	(2,824)	(2,640)	7.0%	(2,759)	2.4%	(5,463)	(5,410)	1.0%
Income before Tax and Minority Interests	**16,894**	**16,629**	**1.6%**	**16,021**	**5.5%**	**33,523**	**31,772**	**5.5%**
Income Tax and Social Contribution	**(4,994)**	**(4,882)**	**2.3%**	**(5,101)**	**-2.1%**	**(9,877)**	**(10,269)**	**-3.8%**
Minority Interests in Subsidiaries	**(167)**	**(124)**	**34.9%**	**(144)**	**15.8%**	**(291)**	**(275)**	**5.8%**
Recurring Managerial Result	**11,733**	**11,623**	**0.9%**	**10,776**	**8.9%**	**23,355**	**21,228**	**10.0%**
Share	**94.6%**	**94.6%**	**0.1 p.p.**	**93.6%**	**0.9 p.p.**	**94.6%**	**93.8%**	**0.8 p.p.**
Return on Average Equity - Annualized [4]	**25.7%**	**26.4%**	**- 0.7 p.p.**	**24.4%**	**1.3 p.p.**	**26.0%**	**23.9%**	**2.1 p.p.**

Latin America (in R$ million, end of period)

	2Q26	1Q26	Δ	2Q25	Δ	1H26	1H25	Δ
Operating Revenues	**3,736**	**3,690**	**1.2%**	**3,787**	**-1.4%**	**7,426**	**7,679**	**-3.3%**
Managerial Financial Margin	2,739	2,690	1.8%	2,841	-3.6%	5,429	5,786	-6.2%
Financial margin with clients	2,973	2,932	1.4%	2,990	-0.6%	5,905	6,033	-2.1%
Financial margin with the Market	(234)	(242)	-3.2%	(149)	56.7%	(476)	(247)	92.8%
Commissions and Fees	931	941	-1.0%	913	2.1%	1,873	1,825	2.6%
Revenues from Insurance [2]	66	59	12.1%	34	93.2%	124	68	82.3%
Cost of Credit	**(594)**	**(534)**	**11.1%**	**(691)**	**-14.1%**	**(1,128)**	**(1,395)**	**-19.2%**
Expected loss expenses	(679)	(619)	9.7%	(807)	-15.8%	(1,299)	(1,551)	-16.3%
Discounts Granted	(36)	(42)	-14.2%	(41)	-10.9%	(78)	(98)	-20.4%
Recovery of Loans Written Off as Losses	122	127	-4.1%	157	-22.1%	249	254	-1.8%
Retained Claims	**12**	**(12)**	**-198.0%**	**(3)**	**-551.3%**	**(0)**	**(5)**	**-94.9%**
Other Operating Expenses	**(2,221)**	**(2,246)**	**-1.1%**	**(2,133)**	**4.1%**	**(4,467)**	**(4,341)**	**2.9%**
Non-interest expenses	(2,162)	(2,199)	-1.7%	(2,092)	3.3%	(4,361)	(4,250)	2.6%
Tax Expenses and Other [3]	(59)	(47)	25.8%	(41)	45.5%	(106)	(90)	17.5%
Income before Tax and Minority Interests	**933**	**897**	**4.1%**	**960**	**-2.8%**	**1,830**	**1,938**	**-5.6%**
Income Tax and Social Contribution	**(49)**	**(56)**	**-12.6%**	**(72)**	**-31.8%**	**(106)**	**(184)**	**-42.5%**
Minority Interests in Subsidiaries	**(210)**	**(181)**	**16.3%**	**(156)**	**34.9%**	**(391)**	**(346)**	**13.1%**
Recurring Managerial Result	**674**	**660**	**2.2%**	**732**	**-8.0%**	**1,333**	**1,408**	**-5.3%**
Share	**5.4%**	**5.4%**	**0.1 p.p.**	**6.4%**	**- 0.9 p.p.**	**5.4%**	**6.2%**	**- 0.8 p.p.**
Return on Average Equity - Annualized [4]	**12.3%**	**12.0%**	**0.3 p.p.**	**14.2%**	**- 1.9 p.p.**	**12.2%**	**13.6%**	**- 1.5 p.p.**

(1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims. (3) Includes Tax Expenses (ISS, PIS, COFINS and other). (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

Main foreign exchange variations compared to the Brazilian Real (BRL) - June, 2026

BRL vs. U.S. Dollar
R$5.177
- ∨ - 0.8% vs. Mar-26
- ∨ - 5.1% vs. Jun-25

Colombian Peso vs. BRL
662.69
- ∨ - 5.5% vs. Mar-26
- ∨ - 11.2% vs. Jun-25

Uruguayan Peso vs. BRL
7.76
- ∨ - 0.2% vs. Mar-26
- ∧ + 6.1% vs. Jun-25

Chilean Peso vs. BRL
178.22
- ∧ + 0.4% vs. Mar-26
- ∧ + 4.4% vs. Jun-25

Paraguayan Guarani vs. BRL
1,172
- ∨ - 5.3% vs. Mar-26
- ∨ - 19.5% vs. Jun-25

25

Results by Business Segment

Management Discussion & Analysis > Results by Business Segment

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

The recurring managerial result remained stable in the quarter. The financial margin with clients increased mainly due to the higher average volume of credit, especially in the mortgage loans, private payroll and government programs for small companies portfolios, in addition to the positive effect of the higher number of days in the second quarter. There was also an increase in commissions and fees, resulting from the recognition of performance fee in the quarter, in addition to higher gains from brokerage services for individuals. Both increases were partially offset by: (i) higher non-interest expenses, which are seasonally lower in the first quarter; and (ii) a higher cost of credit, due to the increase in expected loss expenses, in line with the growth of the loan portfolio.

The recurring managerial result increased 11.1% from the same period of the previous year. This was mainly due to the increase in the financial margin with clients, related to the higher average volume of credit, in addition to the growth in the result from insurance, pension plan and premium bonds, driven by higher earned premiums, mainly in credit life, individual life and mortgage. These movements were partially offset by higher non-interest expenses, due to higher transactional and technology expenses, in addition to the increase in the cost of credit, following the expansion of the loan portfolio.

Retail - Recurring Managerial Result

R$5.5 bn

stable 2Q26 x 1Q26

^+11.1% 2Q26 x 2Q25

In R$ million	2Q26	1Q26	Δ	2Q25	Δ
Operating Revenues	**30,243**	**29,439**	**2.7%**	**28,361**	**6.6%**
Managerial Financial Margin	20,251	19,567	3.5%	18,610	8.8%
Commissions and Fees	6,825	6,717	1.6%	6,814	0.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims	3,168	3,155	0.4%	2,937	7.9%
Cost of Credit	**(8,630)**	**(8,477)**	**1.8%**	**(8,056)**	**7.1%**
Retained Claims	**(415)**	**(455)**	**-8.8%**	**(380)**	**9.0%**
Other Operating Expenses	**(13,466)**	**(12,854)**	**4.8%**	**(12,752)**	**5.6%**
Income before Tax and Minority Interests	**7,732**	**7,653**	**1.0%**	**7,173**	**7.8%**
Income Tax and Social Contribution	**(2,096)**	**(2,069)**	**1.3%**	**(2,104)**	**-0.4%**
Minority Interests in Subsidiaries	**(146)**	**(92)**	**58.5%**	**(127)**	**14.2%**
Recurring Managerial Result	**5,491**	**5,493**	**0.0%**	**4,941**	**11.1%**
Recurring Return on Average Allocated Capital	**27.4%**	**28.5%**	**-1.1 p.p.**	**28.0%**	**-0.6 p.p.**
Efficiency Ratio (ER)	**41.2%**	**40.5%**	**0.7 p.p.**	**41.8%**	**-0.6 p.p.**

Loan Portfolio

In R$ billion

Jun-26

R$613.9 billion

^ +2.4% x Mar-26

^ +10.0% x Jun-25


558.2
565.3
592.3
599.7
613.9
Jun-25
Sep-25
Dec-25
Mar-26
Jun-26

Results by Business Segment

26

Management Discussion & Analysis > Results by Business Segment

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

The recurring managerial result decreased 0.6% in the quarter. The growth in the financial margin with clients, due to the higher result from structured operations and the increase in liabilities' margin, was more than offset by: (i) lower commissions and fees, due to lower gains from brokerage services; and (ii) higher non-interest expenses, which are seasonally lower in the first quarter.

The recurring managerial result increased by 4.1% compared to the same quarter of the previous year, mainly driven by the positive impact of the tax benefit from interest on own capital. On the other hand, the financial margin with clients decreased due to the lower result from structured operations, in addition to the increase in the cost of credit, driven by the growth in expected loss expenses in Brazil.

Wholesale - Recurring Managerial Result

R$5.6 bn

-0.6% 2Q26 x 1Q26

+4.1% 2Q26 x 2Q25

In R$ million	2Q26	1Q26	Δ	2Q25	Δ
Operating Revenues	**15,225**	**15,094**	**0.9%**	**15,138**	**0.6%**
Managerial Financial Margin	10,969	10,782	1.7%	11,094	-1.1%
Commissions and Fees	4,037	4,116	-1.9%	3,860	4.6%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims	219	196	11.8%	183	19.4%
Cost of Credit	**(1,508)**	**(1,475)**	**2.3%**	**(1,387)**	**8.8%**
Retained Claims	**6**	**(15)**	**-**	**(5)**	**-**
Other Operating Expenses	**(5,533)**	**(5,411)**	**2.2%**	**(5,548)**	**-0.3%**
Income before Tax and Minority Interests	8,190	8,192	0.0%	8,197	-0.1%
Income Tax and Social Contribution	**(2,359)**	**(2,351)**	**0.3%**	**(2,642)**	**-10.7%**
Minority Interests in Subsidiaries	**(218)**	**(195)**	**11.4%**	**(163)**	**33.4%**
Recurring Managerial Result	5,614	5,646	-0.6%	5,392	4.1%
Recurring Managerial Return on Average Allocated Capital	27.4%	27.6%	-0.2 p.p.	26.7%	0.7 p.p.
Efficiency Ratio (ER)	33.3%	32.9%	0.4 p.p.	33.3%	0.0 p.p.

Loan Portfolio

In R$ billion

Jun-26

R$766.1 billion

+2.1% x Mar-26

+7.9% x Jun-25

Wholesale Business - Brazil

Below we present the figures for the Wholesale Business in Brazil, which are included in the income statement for the Wholesale Business, above.

In R$ million	2Q26	1Q26	Δ	2Q25	Δ
Operating Revenues	**11,255**	**11,162**	**0.8%**	**11,201**	**0.5%**
Cost of Credit	**(915)**	**(941)**	**-2.8%**	**(695)**	**31.6%**
Recurring Managerial Result	4,811	4,853	-0.9%	4,578	5.1%
Recurring Managerial Return on Average Allocated Capital	32.6%	32.6%	0.0 p.p.	31.2%	1.4 p.p.
Efficiency Ratio (ER)	25.2%	24.1%	1.1 p.p.	25.7%	-0.5 p.p.

Loan Portfolio

In R$ billion

Jun-26

R$538.9 billion

+2.0% x Mar-26

+7.5% x Jun-25

Activities with the Market + Corporation

This includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to Retail or Wholesale business.

In R$ million	2Q26	1Q26	Δ	2Q25	Δ
Operating Revenues	**2,517**	**2,289**	**9.9%**	**2,330**	**8.0%**
Managerial Financial Margin	2,269	1,977	14.8%	2,142	5.9%
Commissions and Fees	166	159	4.2%	107	54.6%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims	82	153	-46.3%	81	2.0%
Other Operating Expenses	**(612)**	**(609)**	**0.4%**	**(719)**	**-14.9%**
Income before Tax and Minority Interests	1,905	1,680	13.4%	1,611	18.2%
Income Tax and Social Contribution	**(589)**	**(519)**	**13.5%**	**(426)**	**38.2%**
Minority Interests in Subsidiaries	**(14)**	**(18)**	**-18.6%**	**(9)**	**50.3%**
Recurring Managerial Result	1,302	1,143	13.9%	1,175	10.8%
Recurring Return on Average Allocated Capital	12.4%	11.7%	0.7 p.p.	10.2%	2.2 p.p.
Efficiency Ratio (ER)	19.2%	21.8%	-2.6 p.p.	24.4%	-5.2 p.p.

27

Global Footprint

We present the countries, activities* and total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail



CAPTION

Argentina[1] | Bahamas | Brazil | Chile | Colombia[2] | Spain | United States of America | France | Cayman Island | England | Luxemburg | Mexico | Panama[2] | Paraguay | Peru | Portugal | Switzerland | Uruguay

*Represents the totality of our operations abroad. (1) We will continue to serving (i) local and regional corporate clients through our Itaú Unibanco S.A. representative office in Argentina; and (ii) Argentine individuals in the Wealth and Private Banking segments exclusively through our international units outside Argentina. (2) On December 22, 2025, we announced the agreement for the sale of the Retail operations in Colombia and Panama to Banco de Bogotá, completed on July 31, 2026.

Main Countries	Uruguay[1]	Chile	Paraguay	Colombia[2]	Latin America[3]	Other countries	Total
Employees	1,343	4,638	1,382	1,758	9,121	651	90,429
Branches & CSBs	21	127	29	60	237	-	2,210
ATMs[4]	65	134	271	111	581	-	11,822

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 29 Points of Service and started to incorporate Handy employees as of 1Q26.(2) Includes employees in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay).; 4)Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs.

Highlights of Latin America in nominal currency, using the managerial concept.

In R$ million (in nominal currency)	Itaú Chile			Itaú Paraguay			Itaú Uruguay		
	2Q26	1Q26	Δ	2Q26	1Q26	Δ	2Q26	1Q26	Δ
Operating Revenues	2,033	1,954	4.0%	591	557	6.1%	1,054	1,116	-5.6%
Managerial Financial Margin	1,627	1,556	4.6%	409	382	7.0%	665	727	-8.5%
Financial Margin with Clients	1,915	1,869	2.4%	369	346	6.5%	648	682	-5.0%
Financial Margin with the Market	(288)	(314)	-8.2%	40	36	11.8%	17	45	-62.0%
Commissions and Fees	406	398	1.9%	116	116	0.3%	388	389	-0.2%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	66	58	12.1%	-	-	-
Cost of Credit	(379)	(338)	11.9%	(124)	(94)	32.4%	(93)	(108)	-14.6%
Expected Loss Expenses	(481)	(448)	7.4%	(136)	(96)	41.6%	(64)	(81)	-21.7%
Discounts Granted	(1)	(11)	-91.5%	(3)	-	-	(33)	(31)	6.1%
Recovery of Loans Written Off as Losses	104	121	-14.3%	14	2	542.2%	4	4	-0.4%
Retained Claims	-	-	-	12	(12)	-	-	-	-
Other Operating Expenses	(1,392)	(1,394)	-0.2%	(275)	(287)	-4.1%	(540)	(534)	1.1%
Non-Interest Expenses	(1,349)	(1,359)	-0.7%	(262)	(276)	-4.9%	(538)	(534)	0.8%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(43)	(36)	21.1%	(13)	(11)	16.3%	(2)	0	-
Income before Tax and Minority Interests	262	221	18.6%	204	164	24.6%	421	474	-11.1%
Income Tax and Social Contribution	119	124	-3.7%	(43)	(29)	50.7%	(114)	(149)	-23.9%
Minority Interests in Subsidiaries [1]	(210)	(181)	16.3%	-	-	-	-	-	-
Recurring Net Income	171	164	4.3%	161	135	19.1%	307	324	-5.2%
Return on Average Equity - Annualized	4.8%	4.5%	0.3 p.p.	21.5%	18.6%	2.9 p.p.	34.1%	38.9%	-4.8 p.p.
Efficiency Ratio	67.8%	70.8%	-3.0 p.p.	44.5%	51.8%	-7.3 p.p.	51.2%	47.8%	3.3 p.p.

Note: Starting in 4Q25, we began reporting Latin America results by country using nominal currency. (1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Itaú Chile

- Higher margin with clients due to a larger loan portfolio;
- Improvement in the margin with the market due to lower losses on the trading desk;
- Higher cost of credit due to provisions for Corporate clients resulting from delinquency.

Itaú Paraguay

- Higher financial margin with clients due to higher credit spread compared to the previous quarter;
- Higher expected loss expenses due to increased delinquency in the Retail segment;
- Lower expenses due to lower profit-sharing provisions.

Itaú Uruguay

- Higher financial margin with clients due to the increase in the loan portfolio and in funding from clients, both growths more than offset by the negative effect of foreign exchange variation;
- Increase in expenses from the previous quarter, mainly related to card operations.

Additional Information

29

Comparison between BRGAAP[1] and IFRS

Management Discussion & Analysis > Comparison between BRGAAP and IFRS

Disclosure of results for the second quarter of 2026, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete financial statements under IFRS for the second quarter of 2026 are available at our website:

www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassifications[2]	IFRS
		Jun/30/2026			Dec/31/2025	
Total Assets	**3,226,840**	**(24,715)**	**3,202,125**	**3,096,277**	**(30,108)**	**3,066,169**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3]	2,162,219	32,662	2,194,881	2,133,423	(4,542)	2,128,881
(-) Provision for Expected Loss at Amortized Cost	(52,001)	2,105	(49,896)	(51,660)	2,591	(49,069)
Financial Assets at Fair Value Through Other Comprehensive Income	180,115	(32,783)	147,332	160,421	(27,468)	132,953
(-) Expected Loss at Fair Value Through Other Comprehensive Income	(421)	-	(421)	(480)	-	(480)
Financial Assets at Fair Value Through Profit or Loss [3]	779,122	(24,445)	754,677	705,696	(326)	705,370
Insurance Contracts	-	303	303	-	212	212
Tax Assets [4]	95,085	(11,302)	83,783	92,810	(13,707)	79,103
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	62,721	8,745	71,466	56,067	13,132	69,199
Total Liabilities	**3,009,115**	**(35,016)**	**2,974,099**	**2,890,647**	**(39,554)**	**2,851,093**
Financial Assets at Amortized Cost [3]	2,429,757	(20,122)	2,409,635	2,377,910	(25,380)	2,352,530
Financial Assets at Fair Value Through Profit or Loss [3]	93,489	(156)	93,333	69,970	(172)	69,798
Provision for Expected Loss (Loan Commitments and Financial Guarantees)	2,531	-	2,531	1,794	(1)	1,793
Insurance and Private Pension Contracts	379,137	(3,631)	375,506	355,779	(2,526)	353,253
Provisions	18,663	(1)	18,662	17,791	-	17,791
Tax Liabilities [4]	19,549	(7,530)	12,019	21,970	(10,388)	11,582
Other Liabilities	65,989	(3,576)	62,413	45,433	(1,087)	44,346
Total Stockholders' Equity	**217,725**	**10,301**	**228,026**	**205,630**	**9,446**	**215,076**
Non-controlling Interests	9,213	1,034	10,247	9,484	1,091	10,575
Total Controlling Stockholders' Equity [5]	208,512	9,267	217,779	196,146	8,355	204,501

(1) BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

(2) Resulting from reclassifications of assets and liabilities and other effects of IFRS standards, detailed in the Stockholders' Equity reconciliation table;

(3) Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;

(4) Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;

(5) Reconciliation of Controlling Stockholders' Equity is presented in the following table.

30

Comparison between BRGAAP[1] and IFRS

Management Discussion & Analysis > Comparison between BRGAAP and IFRS

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

	Stockholders Equity *	Result*				
	Jun/30/2026	2Q26	1Q26	2Q25	1H26	1H25
BRGAAP - Values Attributable to Controlling Stockholders	**208,512**	**12,181**	**11,938**	**11,278**	**24,119**	**22,173**
(a) Expected credit loss - Loan and lease operations and other financial assets	1,354	(133)	(25)	227	(158)	380
(b) Classification of financial assets	148	(2)	(26)	410	(28)	1,178
(c) Write-off of financial assets	-	-	-	(390)	-	(1,453)
(d) Recognition of goodwill	6,144	117	51	165	168	349
(e) Derivatives used as hedge instruments	697	(261)	(255)	(546)	(516)	(922)
Other	924	77	(47)	(8)	30	(61)
IFRS - Values Attributable to Controlling Stockholders	**217,779**	**11,979**	**11,636**	**11,137**	**23,615**	**21,644**
IFRS - Values Attributable to Minority Stockholders	10,247	345	239	261	584	461
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**228,026**	**12,324**	**11,875**	**11,398**	**24,199**	**22,105**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off.[6]

(b) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments When recognized at fair value.

(c) In 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS.

(d) Regulatory difference in BRGAAP, which requires the amortization of goodwill for the term established in an external report for the return of future profitability and, in IFRS, there is no amortization of goodwill.

(e) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS.

(6) More details in the Financial Statements for the first half of 2026.

Glossary

31

Management Discussion & Analysis > Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage by Stage
Obtained by dividing the expected loss provision of the stage by the balance of operations of the respective stage.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Discounts Granted and recovery of loans written of as losses.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Commissions and Fees and Insurance

Underwriting Margin
The sum of earned premiums, retained claims.

Combined Ratio
The sum of retained claims, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

32 Loan-to-Value Ratio of the financing amount to the va- lue of the underlying real estate. Credit Portfolio Funding Loan Portfolio over Gross Funding Obtained by dividing Loans by Gross Fun- ding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period. Currency Includes cash, bank deposits of instituti- ons without reserve requirements, fo- reign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency. Capital, Liquidity and Market Indicators Value at Risk (VaR) A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolida- ted VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank’s total exposure to market risk, at a confidence level of 99%, a historical peri- od of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility- weighted or not, and the final VaR is whi- chever of the two methodologies is the most restrictive. Common Equity Tier I The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments. Additional Tier I Capital Consists of instruments of a perpetual nature, which meet the eligibility require- ments. Tier I Capital The sum of the Common Equity Tier I and the Additional Tier I Capital. Tier II Capital Consists of subordinated debt instru- ments with defined maturity dates that meet the eligibility requirements. Total Capital The sum of the Tier I and Tier II Capital. Total Risk Weighted Assets Consists of the sum of the portions rela- ted to the credit risk exposur (RWACPAD), the market risk capital requirement (RWAMINT) and the operational risk capi- tal requirement (RWAOPAD). Results by Business Segment Retail Business Consists of the offering of banking pro- ducts and services to both current ac- count and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insu- rance, pension plan and premium bond products, and acquiring services, among others. Wholesale Business Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and servi- ces offered to high-net worth clients (Private Banking), middle market compa- nies and institutional clients. Activities with the Market + Corporation The Activities with the Market + Corpora- tion column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each seg- ment and our interest in Porto Seguro. Our Shares Book Value per Share Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares. Glossary Management Discussion & Analysis > Glossary

33

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Parent Company and Consolidated Complete Financial Statements Second quarter of 2026

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37 1H25 Management Report Highlights of the first six months of 2026 1H26 Recurring Managerial Result Credit Portfolio1 ROE Recurring Managerial R$24.7 billion R$1.5 trillion 24.5% Performance 1H26 X 1H25 Financial Margin with Clients R$64.1 billion 1H25 9.1% 9.6% 1H25 4.8% 37.3% -30 bps Efficiency Ratio Tier 1 Capital Ratio 13.8% -80 bps The growth of the total credit portfolio and the credit portfolio in Brazil was 9.6% compared to June, 2025. In Brazil, the credit portfolio for individuals grew 7.8%, mainly driven by the growth of mortgage loans and payroll loans. In very small, small and middle market, the growth reached 11.6%, mainly due to the increase of the credit portfolio from government programs. In addition, corporate loans grew by 10.1%. The credit portfolio in Latin America increased by 9.8%. The positive effect of loan portfolio growth and higher liabilities’ margin led to a 4.8% increase in the financial margin with clients. 1 Includes financial guarantees provided and private securities. 2 Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier 1 Capital ratio would be 14.0% and 15.0%, in Jun-26 and Jun-25, respectively. 170 bps Key indicators and ratios of our performance from January to June 2026 over the same period of the previous year: Excluding the foreign exchange variation in the period, both the consolidated and Brazil credit portfolios would have grown 10.3% from the same period of the previous year. Commissions and fees and result from insurance operations grew by 4.4%, mainly due to higher gains from asset management and from investment banking and brokerage services. The positive performance of insurance was driven by growth in earned premiums and revenues from commissions on third-party services. Non-interest expenses increased by 3.9%, while our efficiency ratio for the first half of 2026 reached 37.3% on a consolidated basis and 35.2% in Brazil, decreases of 30 bps and 50 bps, respectively, compared to the first half of 2025.

We present below the key indicators comprising our results:

In R$ billions

Income information	1H26	1H25	Variation
Operating Revenues[1]	**94.8**	**90.6**	**4.6%**
Managerial Financial Margin	65.8	62.9	4.6%
Financial Margin with Clients	64.1	61.1	4.8%
Financial Margin with the Market	1.8	1.8	-1.7%
Commissions and Fees	22.0	21.5	2.3%
Revenues from Insurance, Pension Plans and Premium Bonds	7.0	6.2	12.9%
Cost of Credit	(20.1)	(19.0)	5.9%
Non-interest Expenses	(32.9)	(31.7)	3.9%
Recurring Managerial Result	**24.7**	**22.6**	**9.1%**
Net Income	24.1	22.2	8.8%
Recurring Managerial Return on Annualized Average Equity[2]	24.5%	22.8%	170 bps
Return on Annualized Average Equity[3]	23.9%	22.3%	160 bps

Shares	1H26	1H25[4]	Variation
Net Income per Share - R$	**2.19**	**2.00**	**9.5%**
Book Value per Share - R$ (in circulation on 06/30)	18.92	18.09	4.6%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.68	0.66	2.6%
Average Financial Daily Trading Volume	2.5	1.8	40.5%
B3 (ON+PN)	1.4	0.8	67.5%
NYSE (ADR)	1.1	0.9	16.3%
Market Capitalization[5]	476.9	376.9	26.5%

[1] Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

[2] The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate.

[3] The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate.

[4] The number of outstanding shares has been adjusted to reflect the bonus shares of: (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025.

[5] Source: Bloomberg.

38

Know more Know more We announced the incorporation of generative AI into the new laranjinha+, making it the first card reader on the market with AI integrated directly into the terminal and expanding its role in the financial operations of entrepreneurs. This functionality allows for payments to be made via voice command, without the need for a connection to a mobile phone or other devices, providing a simpler, faster, and more intuitive experience. The feature is available through a software update, without the need to replace the equipment. We launched corporate account opening with generative AI We launched a new account opening journey for corporate clients powered by Inteligência Itaú (Itaú Intelligence), enabling the entire process to be completed through a conversational experience on WhatsApp. The new solution is another enhancement to our conversational platform, Inteligência Itaú (Itaú Intelligence), which acts as a digital assistant throughout the journey by answering clients questions, recognizing voice messages, and reducing the need to complete forms. Clients can complete the entire process digitally and, if additional support is needed, have access to specialized assistance within the same channel. We have acquired Solana Capital and integrated new funds into the Multimesas model We announced the acquisition of Solana Capital, an independent fund manager specialising in equities. The team of 10 professionals and their four investment strategies are now operating entirely on Itaú Asset’s Multimesas platform, contributing both to the management of our own products and to the Itaú Global Dinâmico fund. This move represents a further development of our Multimesas model, which brings together independent management teams on a single platform for infrastructure, distribution and risk management. 39 Initiatives Know more We created laranjinha+: the first payment terminal on the market with artificial intelligence (AI)

Executivo de Valor - Valor Econômico Our CEO, Milton Maluhy Filho, has been recognized for the 4th consecutive year with the Executivo de Valor award, granted by Valor Econômico, in the Financial Services category. The award is given by sector of activity and the recognitions take into account leadership and management skills. LinkedIn Top Companies For the 8th consecutive year, we have received 1st place in the LinkedIn Top Companies ranking. The award considers criteria related to the professional development of company employees. Global Finance We were recognized as the Best Bank in Latin America in the 2026 edition of the World's Best Banks award, promoted by Global Finance magazine. Banco Itaú Uruguay was also recognized as the best bank in Uruguay. We were also recognized as the Best Currency Exchange Bank in Brazil, Paraguay, and Uruguay, which motivates us to continue investing in our clients experience. Sustainable Debt Awards 2026 - Environmental Finance We received the Sustainability Bond of the Year award in the financial institutions category. Awards and Recognitions 40

Payment of Interest on Own Capital (IOC) We informed our shareholders that the payments of IOC announced on February 26, 2026 and May 28, 2026 will be paid on August 28, 2026. The payments will be subject to a 17.5% withholding tax1 and will be made on an equal basis for common (ITUB3) and preferred (ITUB4) shares. Announcement Date – Material Fact 02/26/2026 05/28/2026 Total amount R$3.85 billion R$3.99 billion Gross amount per share R$0.34888 R$0.36188 Net amount per share R$0.287826 R$0.298551 Stockholding position record date 03/19/2026 06/18/2026 Ex-rights date 03/20/2026 06/19/2026 1 Except for the corporate shareholders able to prove that they are immune or exempt from such withholding. Perpetual Subordinated Financial Bills We announced to the market that we issued Perpetual Subordinated Financial Bills , in the total amount of R$3.0 billion, through transactions with professional investors. The Financial Bills are perpetual and have a call option exercisable from 2031, subject to prior authorization from the Central Bank of Brazil. The impact of the issuance was 19 bps on our Tier 1 Capital Ratio. Subsequent Event Repurchase of Financial Bills We informed that, on July 15, 2026, we exercised the option to repurchase all of the Tier 1 Subordinated Perpetual Financial Bills issued between January 08 and January 16, 2019, totaling R$1.4 billion. The estimated impact of the repurchase is 10 basis points1 on our Tier 1 Capital Ratio. 1 Calculated on the capital base as of March 31, 2026. Access the Announcement to the Market Access the Notice to Stockholders Notice to Stockholders and Announcements to the Market Access the Announcement to the Market 41

Subsequent Event Minas Gerais State Government Payroll We hereby inform the market that we have won the new bid issued by the State Government of Minas Gerais to provide payroll management services to approximately 670,000 state employees and corporate suppliers of the state. The contract has a term of 5 years, and the payment of R$2.188 billion for payroll management will be recognized on a deferred basis in our earnings. Access the Announcement to the Market Notice to Stockholders and Announcements to the Market 42

Acknowledgments We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted, prioritize, and remain committed to providing our clients with the best solutions, enabling us to continue producing solid and consistent results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved by the Board of Directors meeting on August 04, 2026). 43

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fabricio Bloisi Rocha
João Moreira Salles
Marcos Marinho Lutz
Maria Helena dos Santos Fernandes de Santana
Paulo Antunes Veras
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairperson

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Antonio Francisco de Lima Neto
Fernando Barçante Tostes Malta
Luciana Pires Dias
Maria Elena Cardoso Figueira

FISCAL COUNCIL

Chairman

Eduardo Hiroyuki Miyaki

Members

Cláudio José Coutinho Arromatte
Marcelo Maia Tavares de Araújo

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgílio Vita Neto
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Albano Manoel Almeida
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Maurício Geraldes Martins
Carlos Eduardo de Almeida Mazzei
Cristiano Guimarães Duarte
Daniel Menezes Santana
Daniel Sposito Pastore
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
Felipe Piccoli Aversa
Felipe Xavier Minhoto Tambelini
Flavio Ribeiro Iglesias
Guilherme Barros Leite de Albuquerque Maranhão
Gustavo Lopes Rodrigues (1)
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Maira Blini de Carvalho
Marcia Kinsch de Lima
Mário Newton Nazareth Miguel
Mayara Arci Rezeck
Nuno Filipe Bonito Monteiro
Paulo Sergio Miron
Pedro Henrique Moreira Ribeiro
Rafael Vietti da Fonseca
Renato Barbosa do Nascimento
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira de Carvalho
Rodrigo Andre Leiras Carneiro
Rubens Fogli Netto
Tatiana Grecco
Vinícius Santana

1) Group Head of Investor Relations.

Accountant

Fabiana Palazzo Barbosa
CRC 1SP251437/O-4

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 44

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgílio Vita Neto
Matias Granata
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Albano Manoel Almeida
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Ana Paula Nunes Cerchiari Almeida
Andre Balestrin Cestare
Andre Barreto Palma
André Fialho Tsutsui
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Angelo Russomanno Fernandes
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Eduardo Revite Truffa (1)
Cassio Martini Martins Pereira
Cintia Carbonieri Fleury de Camargo
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Menezes Santana
Daniel Moretto Bucheb
Daniel Nascimento Goretti
Daniel Sonder (1)
Daniel Sposito Pastore
Danillo Paulo Couto (1)
Davi Faleiros Franco da Rocha
Davi Ferreira Caixe (1)
Diogo Abry Guillen (1)
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Augusto Rodrigues Cintra Zagatti
Fabio Horta Motta Marques da Costa
Fábio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Felipe Xavier Minhoto Tambelini
Fernando Cesar Ferreira Campos
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro
Flávia Davoli
Flavio Ribeiro Iglesias
Francis Roberto Gallo
Gabriel Brabo de Bernardes

Officers (continued)
Gabriel Guedes Pinto Teixeira
Gabriela Figueiredo Denadai
Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho
Gustavo Andres
Gustavo Lopes Rodrigues
Gustavo Nobuaki Aoki
Haroldo Coutinho de Lucena Neto
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Juliana Improta Cury Simon
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luciana Santos Ferreira Dahia (1)
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marco Flavio Trajano Mattos
Marcos Paulo Coelho
Marcos Zani Della Manna
Maria Estela Castanheira Saab Caiuby Novaes
Mariana Mauriz Rodrigues
Mário Lúcio Gurgel Pires
Mário Newton Nazareth Miguel
Mayara Arci Rezeck
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Nuno Filipe Bonito Monteiro
Pamela Vaiano
Paola Archibusacci Sarkis
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Frade Rodrigues
Pedro Henrique Moreira Ribeiro
Pedro Prates Rodrigues
Rafael Bastos Heringer
Rafael Burini Ohde
Rafael Vietti da Fonseca
Renata Cristina de Oliveira
Renata Lorenz Rodrigues (1)
Renato Bereznjak Cunha
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Gualano Luiz (1)
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Sérgio Mychkis Goldstein
Tatiana Grecco
Tatyana Montenegro Gil
Thales Ferreira Silva
Thiago Capucci Macruz
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli
Ullisses Christian Silva Assis
Valéria Aparecida Marretto
Vinícius Santana

1) Elected at the Meeting of the Board of Directors on 07/31/2026, in phase of approval by BACEN.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 45

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	06/30/2026	12/31/2025
Current and non-current assets		**3,189,122**	**3,061,050**
Cash		**35,351**	**37,144**
Interbank investments	**2c IV, 4**	**312,547**	**340,388**
Securities purchased under agreements to resell		237,046	269,780
Interbank deposits		69,268	65,544
Assets guaranteeing technical provisions	10b	6,255	5,093
(Provision for expected credit loss)		(22)	(29)
Securities	**2c IV, 5**	**1,024,844**	**925,416**
Own portfolio		300,279	355,614
Restricted		348,779	215,242
Assets guaranteeing technical provisions	10b	376,418	355,296
(Provision for expected credit loss)		(632)	(736)
Derivatives	**2c IV, 6**	**99,854**	**73,311**
Operations with credit granting characteristics	**8**	**1,234,786**	**1,229,943**
Loan, lease and other credit operations	2c IV, 2c VII	1,082,375	1,084,014
Securities	2c IV	204,329	197,424
(Provision for expected credit loss)	2c IV	(51,918)	(51,495)
Interbank and interbranch accounts		**297,718**	**282,008**
Current and deferred tax assets		**95,347**	**92,994**
Current tax assets		19,265	18,669
Deferred tax assets	20b I	76,082	74,325
Other assets	**9a**	**88,675**	**79,846**
Permanent assets		**37,718**	**35,227**
Investments	**2c VI**	**8,972**	**9,047**
Associates and joint ventures		8,835	8,949
Other investments		137	98
Fixed assets	**2c VIII, 2c X, 14**	**9,999**	**9,595**
Real estate		9,965	9,941
Other fixed assets		17,034	16,299
(Accumulated depreciation)		(17,000)	(16,645)
Goodwill and Intangible assets	**2c IX, 2c X, 15**	**18,747**	**16,585**
Goodwill		636	718
Intangible assets		57,156	52,697
(Accumulated amortization)		(39,045)	(36,830)
Total assets		**3,226,840**	**3,096,277**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 46

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	06/30/2026	12/31/2025
Current and non-current liabilities		**3,009,115**	**2,890,647**
Deposits	**2c IV, 16b**	**1,134,485**	**1,114,482**
Demand deposits		127,671	135,383
Savings deposits		172,240	177,305
Interbank deposits		9,743	11,530
Time deposits		822,952	789,643
Other deposits		1,879	621
Securities sold under repurchase agreements	**2c IV, 16c**	**482,856**	**456,158**
Own portfolio		327,899	201,610
Third-party portfolio		75,097	176,043
Free portfolio		79,860	78,505
Debt instruments	**2c IV, 16d**	**423,499**	**415,630**
Funds from issues		264,029	265,486
Foreign loans through securities		78,490	76,420
Funding from structured operations certificates		27,816	25,577
Debt instruments with subordination clauses	16d III	53,164	48,147
Borrowing and onlending	**2c IV, 16e**	**132,402**	**147,164**
Borrowing		101,778	116,496
Onlending		30,624	30,668
Derivatives	**2c IV, 6**	**92,228**	**69,899**
Interbank and interbranch accounts		**113,822**	**109,961**
Provisions for financial guarantees, credit commitments and credits to be released	**8a, 8c**	**2,531**	**1,794**
Technical provision for insurance, pension plan and premium bonds	**2c XI, 10a**	**384,164**	**360,617**
Other provisions	**2c XII, 11b**	**16,807**	**15,849**
Current and deferred tax liabilities		**21,405**	**23,941**
Current tax liabilities	20c	14,305	15,327
Deferred tax liabilities	20b II	7,100	8,614
Other liabilities	**9b**	**204,916**	**175,152**
Total stockholders' equity of controlling shareholders	**18**	**208,512**	**196,146**
Capital		136,910	136,910
Capital reserves		2,008	2,873
Profit reserves		72,750	57,531
Other comprehensive income	2c IV	(2,916)	(1,155)
(Treasury shares)		(240)	(13)
Non-controlling interests	18e	9,213	9,484
Total stockholders' equity		217,725	205,630
Total liabilities and stockholders' equity		**3,226,840**	**3,096,277**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 47

Itaú Unibanco Holding S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 06/30/2026	01/01 to 06/30/2025
Income related to financial operations	**23**	**184,468**	**160,755**
Operations with credit granting characteristics		90,590	84,859
Securities, derivatives and other		63,048	46,950
Financial income from assets guaranteeing technical provisions		21,409	21,024
Interbank investments and other		9,421	7,922
Expenses related to financial operations	**23**	**(125,604)**	**(105,328)**
Deposits and securities sold under repurchase agreements		(104,102)	(88,403)
Debt instruments		(51)	(2,663)
Borrowing and onlending		(774)	6,086
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(20,677)	(20,348)
Income related to financial operations before expected credit loss		**58,864**	**55,427**
Result of expected credit loss	**23**	**(18,074)**	**(15,554)**
Expenses for provision for expected credit loss		(20,715)	(17,982)
Income related to recovery of financial assets written off as loss		2,641	2,428
Gross income related to financial operations		**40,790**	**39,873**
Other operating revenues / (expenses)		**(12,061)**	**(14,792)**
Commissions and banking fees	24	25,035	23,666
Result from insurance, pension plan and premium bonds operations		3,679	3,407
Personnel expenses	25	(17,243)	(16,486)
Other administrative expenses	25	(13,507)	(13,407)
Other provisions expenses	11b	(2,655)	(1,659)
Provision for civil lawsuits		(712)	(556)
Provision for labor claims		(1,976)	(1,899)
Provision for tax and social security obligations and other risks		33	796
Tax expenses	2c XIII, 20a II	(5,852)	(5,723)
Equity in earnings of associates, joint ventures and other investments		2,048	694
Other operating revenues		1,742	(427)
Other operating expenses	25	(5,308)	(4,857)
Operating income		**28,729**	**25,081**
Non-operating income		**226**	**166**
Income before taxes on income and profit sharing		**28,955**	**25,247**
Income tax and social contribution	**2c XIII, 20a I**	**(4,042)**	**(2,324)**
Due on operations for the period		(6,781)	(6,825)
Related to temporary differences		2,739	4,501
Profit sharing, net of taxes - Management members - Statutory	**19b**	**(232)**	**(266)**
Non-controlling interests	**18e**	**(562)**	**(484)**
Net income		**24,119**	**22,173**
Earnings per share - Basic	**21**		
Common		2.19	2.00
Preferred		2.19	2.00
Earnings per share - Diluted	**21**		
Common		2.17	1.98
Preferred		2.17	1.98
Weighted average number of outstanding shares - Basic	**21**		
Common		5,617,742,977	5,617,742,977
Preferred		5,404,681,975	5,479,027,349
Weighted average number of outstanding shares - Diluted	**21**		
Common		5,617,742,977	5,617,742,977
Preferred		5,504,786,141	5,579,857,433

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 48

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income (In millions of reais) Note 01/01 to 06/30/2026 01/01 to 06/30/2025 Consolidated net income 24,681 22,657 Financial assets at fair value through other comprehensive income 5c (810) 1,396 Change in fair value (915) (1,184) Tax effect 427 1,365 (Gains) / losses transferred to income (586) 2,211 Tax effect 264 (996) Hedge 1,219 1,151 Cash flow hedge 7b 286 98 Change in fair value 530 178 Tax effect (244) (80) Hedge of net investment in foreign operation 7c 933 1,053 Change in fair value 1,765 2,031 Tax effect (832) (978) Remeasurements of liabilities for post-employment benefits (1) (15) (9) Remeasurements 22 (24) (16) Tax effect 9 7 Foreign exchange variation in foreign investments (2,156) (4,954) Other 1 9 Other comprehensive income of non-controlling interests (178) (251) Total consolidated other comprehensive income (1,939) (2,658) Total consolidated comprehensive income 22,742 19,999 Comprehensive income attributable to the owners of the parent company 22,358 19,766 Comprehensive income attributable to non-controlling interests 384 233 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 49

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

		Attributed to owners of the parent company													
						Other comprehensive income									
	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Fair value through other comprehensive income adjustments [1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Other	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 01/01/2025		**90,729**	**(909)**	**2,729**	**110,400**	**(835)**	**259**	**(1,959)**	**10,994**	**(8,703)**	**-**	**-**	**202,705**	**8,944**	**211,649**
Transactions with owners		33,334	891	(401)	(33,334)	-	-	-	-	-	-	-	490	-	**490**
Acquisition of treasury shares	18	-	(83)	-	-	-	-	-	-	-	-	-	(83)	-	**(83)**
Result of delivery of treasury shares	18	-	974	(9)	-	-	-	-	-	-	-	-	965	-	**965**
Recognition of share-based payment plans		-	-	(392)	-	-	-	-	-	-	-	-	(392)	-	**(392)**
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	-	-	**-**
Corporate reorganization	2c I, 3	-	-	-	57	-	-	-	-	-	-	-	57	-	**57**
Other		-	-	-	(514)	-	-	-	-	-	-	-	(514)	-	**(514)**
Dividends - declared after previous period		-	-	-	(12,229)	-	-	-	-	-	-	-	(12,229)	-	**(12,229)**
Interest on capital - declared after previous period		-	-	-	(3,260)	-	-	-	-	-	-	-	(3,260)	-	**(3,260)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	18	18	-	**18**
Total comprehensive income		-	-	-	-	1,396	-	(9)	(4,954)	1,151	9	22,173	19,766	233	**19,999**
Consolidated net income		-	-	-	-	-	-	-	-	-	-	22,173	22,173	484	**22,657**
Other comprehensive income		-	-	-	-	1,396	-	(9)	(4,954)	1,151	9	-	(2,407)	(251)	**(2,658)**
Appropriations:															
Legal reserve		-	-	-	1,113	-	-	-	-	-	-	(1,113)	-	-	**-**
Statutory reserves		-	-	-	12,466	-	-	-	-	-	-	(12,466)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	-	-	(440)	**(440)**
Interest on capital		-	-	-	2,394	-	-	-	-	-	-	(8,612)	(6,218)	-	**(6,218)**
Total - 06/30/2025	**18**	**124,063**	**(18)**	**2,328**	**77,093**	**561**	**259**	**(1,968)**	**6,040**	**(7,552)**	**9**	**-**	**200,815**	**8,737**	**209,552**
Change in the period		**33,334**	**891**	**(401)**	**(33,307)**	**1,396**	**-**	**(9)**	**(4,954)**	**1,151**	**9**	**-**	**(1,890)**	**(207)**	**(2,097)**
Total - 01/01/2026		**136,910**	**(13)**	**2,873**	**57,531**	**200**	**259**	**(1,964)**	**8,048**	**(7,700)**	**2**	**-**	**196,146**	**9,484**	**205,630**
Transactions with owners		-	(227)	(865)	-	-	-	-	-	-	-	-	(1,092)	-	**(1,092)**
Acquisition of treasury shares	18	-	(1,760)	-	-	-	-	-	-	-	-	-	(1,760)	-	**(1,760)**
Result of delivery of treasury shares	18	-	1,533	(89)	-	-	-	-	-	-	-	-	1,444	-	**1,444**
Recognition of share-based payment plans		-	-	(776)	-	-	-	-	-	-	-	-	(776)	-	**(776)**
Corporate reorganization	2c I, 3	-	-	-	57	-	-	-	-	-	-	-	57	-	**57**
Other		-	-	-	52	-	-	-	-	-	-	-	52	-	**52**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	27	27	-	**27**
Total comprehensive income		-	-	-	-	(810)	-	(15)	(2,156)	1,219	1	24,119	22,358	384	**22,742**
Consolidated net income		-	-	-	-	-	-	-	-	-	-	24,119	24,119	562	**24,681**
Other comprehensive income		-	-	-	-	(810)	-	(15)	(2,156)	1,219	1	-	(1,761)	(178)	**(1,939)**
Appropriations:															
Legal reserve		-	-	-	1,160	-	-	-	-	-	-	(1,160)	-	-	**-**
Statutory reserves		-	-	-	13,950	-	-	-	-	-	-	(13,950)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	-	-	(655)	**(655)**
Interest on capital		-	-	-	-	-	-	-	-	-	-	(9,036)	(9,036)	-	**(9,036)**
Total - 06/30/2026	**18**	**136,910**	**(240)**	**2,008**	**72,750**	**(610)**	**259**	**(1,979)**	**5,892**	**(6,481)**	**3**	**-**	**208,512**	**9,213**	**217,725**
Change in the period		**-**	**(227)**	**(865)**	**15,219**	**(810)**	**-**	**(15)**	**(2,156)**	**1,219**	**1**	**-**	**12,366**	**(271)**	**12,095**

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Fair value through other comprehensive income.

2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026

50

Itaú Unibanco Holding S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 06/30/2026	01/01 to 06/30/2025
Adjusted net income		**52,887**	**63,309**
Net income		24,119	22,173
Adjustments to net income:		28,768	41,136
Share-based payment		(427)	(368)
Effects of changes in exchange rates on cash and cash equivalents		3,795	5,030
Expected credit loss with financial instruments	23	20,715	17,982
Income from interest and foreign exchange variation from operations with subordinated debt		2,617	884
Change in technical provisions for insurance, pension plan and premium bonds		9,334	10,680
Depreciation and amortization		3,807	3,667
Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks	11b	500	1,143
Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks	11b	2,555	1,202
Revenue from update / charges on deposits in guarantee		(524)	(445)
Deferred taxes (excluding hedge tax effects)		493	(734)
Equity in earnings of associates, joint ventures and other investments		(2,049)	(694)
Income from foreign exchange of financial assets and income related to fair value through other comprehensive income		(5,836)	187
Income from foreign exchange and income related to amortized cost		(6,357)	(464)
Income from financial assets at fair value through other comprehensive income		(586)	2,211
Income from sale of investments and fixed assets		(159)	(98)
Income from non-controlling interests	18e	562	484
Other		328	469
Change in assets and liabilities		**64,010**	**(33,351)**
(Increase) / decrease in assets			
Interbank investments		93,599	52,630
Securities		(47,696)	(86,705)
Derivative (assets / liabilities)		(4,214)	490
Operations with credit granting characteristics		(25,558)	(8,089)
Central Bank of Brazil deposits		(3,220)	(4,819)
Interbank and interbranch accounts (assets / liabilities)		(8,629)	9,630
Tax assets		(2,846)	(1,751)
Other assets		(7,279)	6,899
(Decrease) / increase in liabilities			
Deposits		20,003	(34,981)
Securities sold under repurchase agreements		26,698	23,206
Debt instruments		2,852	15,674
Borrowing and onlending		(14,762)	(15,620)
Technical provision for insurance, pension plan and premium bonds		14,213	13,880
Tax liabilities		4,154	3,558
Other provisions and other liabilities		23,385	(1,527)
Payment of income tax and social contribution		(6,690)	(5,826)
Net cash provided by / (used in) operating activities		**116,897**	**29,958**
Dividends / Interest on capital received from associates and joint ventures		460	315
(Purchase) / Funds from sale of financial assets at fair value through other comprehensive income		(14,510)	(17,484)
(Purchase) / Funds from sale of financial assets at amortized cost		(25,622)	32,479
(Purchase) / Sale of investments		(42)	(22)
(Purchase) / Sale of fixed assets		(672)	(495)
(Purchase) / Sale and Termination of intangible asset agreements		(5,251)	(3,020)
Net cash provided by / (used in) investing activities		**(45,637)**	**11,773**
Raising of subordinated debt obligations		6,315	9,401
Redemption of subordinated debt obligations		(3,915)	(833)
Change in non-controlling interests		(178)	(251)
Acquisition of treasury shares		(1,760)	(83)
Result of delivery of treasury shares		1,095	941
Dividends / Interest on capital paid to non-controlling interests		(655)	(440)
Dividends / Interest on capital paid		(4,402)	(20,864)
Net cash provided by / (used in) financing activities		**(3,500)**	**(12,129)**
Net increase / (decrease) in cash and cash equivalents		**67,760**	**29,602**
Cash and cash equivalents at the beginning of the period		96,944	99,073
Effect of changes in exchange rates on cash and cash equivalents		(3,795)	(5,030)
Cash and cash equivalents at the end of the period	2c III	160,909	123,645
Cash		35,351	32,177
Interbank deposits		46,430	40,552
Securities purchased under agreements to resell - Collateral held		79,128	50,916

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 51

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of reais) Note 01/01 to 06/30/2026 01/01 to 06/30/2025 Income 200,308 175,780 Financial operations 187,700 164,522 Commissions and banking fees 24 25,035 23,666 Income from insurance, pension plan and premium bonds operations 3,679 3,407 Expected credit loss with financial instruments 8 (18,074) (15,554) Other 1,968 (261) Expenses (131,591) (109,945) Financial operations (125,604) (105,328) Other (5,987) (4,617) Inputs purchased from third parties (10,095) (9,963) Third-Party and financial system services, security, transportation and travel expenses 25 (4,063) (4,150) Other (6,032) (5,813) Data processing and telecommunications 25 (3,190) (2,847) Advertising, promotions and publication 25 (897) (882) Installations and materials (1,218) (1,207) Other (727) (877) Gross added value 58,622 55,872 Depreciation and amortization 25 (2,938) (2,930) Net added value produced by the company 55,684 52,942 Added value received through transfer - Result of equity method 2,048 694 Total added value to be distributed 57,732 53,636 Distribution of added value 57,732 53,636 Personnel 17,126 16,490 Direct compensation 13,618 12,902 Benefits 2,781 2,922 FGTS – government severance pay fund 727 666 Taxes, fees and contributions 15,451 13,975 Federal 14,524 13,075 Municipal 927 900 Return on third parties' capital - Rent 474 514 Return on capital 24,681 22,657 Dividends and interest on capital 9,036 8,612 Retained earnings attributable to owners of the parent company 15,083 13,561 Retained earnings attributable to non-controlling interests 562 484 The accompanying notes are an integral part of these financial statements. 52

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	06/30/2026	12/31/2025
Current and non-current assets		**300,172**	**278,360**
Cash		**731**	**1,340**
Interbank investments	**2c IV, 4**	**43,889**	**31,319**
Securities purchased under agreements to resell		38,185	22,486
Interbank deposits		5,704	8,833
Securities	**2c IV, 5**	**44,560**	**36,986**
Own portfolio		44,560	36,986
Derivatives	**2c IV, 6**	**8**	**8**
Operations with credit granting characteristics	**2c IV, 8**	**172,877**	**176,070**
Loan, lease and other credit operations		186,376	189,740
(Provision for expected credit loss)		(13,499)	(13,670)
Interbank and interbranch accounts		**1**	**2**
Current and deferred tax assets		**25,734**	**24,611**
Current tax assets		7,501	5,683
Deferred tax assets	20b I	18,233	18,928
Other assets	**2c V**	**12,372**	**8,024**
Permanent assets		**200,024**	**195,287**
Investments	**2c VI, 12**	**199,671**	**194,921**
Subsidiaries		199,671	194,921
Fixed assets	**2c VIII, 2c X**	**5**	**5**
Real estate		5	5
Other fixed assets		93	93
(Accumulated depreciation)		(93)	(93)
Intangible assets	**2c IX, 2c X**	**348**	**361**
Intangible assets		3,099	3,098
(Accumulated amortization)		(2,751)	(2,737)
Total assets		**500,196**	**473,647**
Liabilities and stockholders' equity			
Current and non-current liabilities		**292,548**	**277,667**
Deposits	**2c IV, 16b**	**106,222**	**99,439**
Demand deposits		104	121
Interbank deposits		106,118	99,318
Debt instruments	**2c IV, 16d III**	**54,605**	**49,608**
Funds from issues		1,484	1,486
Foreign loans through securities		7,011	7,454
Debt instruments with subordination clauses		46,110	40,668
Derivatives	**2c IV, 6**	**82**	**234**
Interbank and interbranch accounts		**74,033**	**76,754**
Provisions for financial guarantees, credit commitments and credits to be released	**8a, 8c**	**320**	**142**
Other provisions		**1,187**	**1,275**
Current and deferred tax liabilities		**3,381**	**1,917**
Current tax liabilities	2c XII, 2c XIII, 20c	2,282	999
Deferred tax liabilities	20b II	1,099	918
Other liabilities	**9b**	**52,718**	**48,298**
Stockholders' equity	**18**	**207,648**	**195,980**
Capital		136,910	136,910
Capital reserves		2,008	2,873
Profit reserves		71,411	57,107
Other comprehensive income	2c IV	(2,441)	(897)
(Treasury shares)		(240)	(13)
Total liabilities and stockholders' equity		**500,196**	**473,647**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 53

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In millions of reais, except for number of shares and earnings per share information) Note 01/01 to 06/30/2026 01/01 to 06/30/2025 Income related to financial operations 16,199 14,636 Operations with credit granting characteristics 11,458 10,702 Securities, derivatives and other 4,741 3,934 Expenses related to financial operations (10,077) (9,242) Deposits and securities sold under repurchase agreements (10,065) (6,823) Debt instruments - (2,341) Borrowing and onlending (12) (78) Income related to financial operations before expected credit loss 6,122 5,394 Result of expected credit loss (5,688) (5,557) Expenses for expected credit loss (6,572) (6,369) Income related to recovery of financial assets written off as loss 884 812 Gross income related to financial operations 434 (163) Other operating revenues / (expenses) 24,305 20,789 Commissions and banking fees 24 6,894 6,161 Personnel expenses (217) (222) Other administrative expenses (2,796) (3,018) Other provisions expenses (60) 6 Provision for civil lawsuits (33) (74) Provision for labor claims (30) (11) Provision for tax and social security obligations and other risks 3 91 Tax expenses 20a II (1,055) (1,168) Equity in earnings of subsidiaries 12 23,530 20,350 Other operating revenues / (expenses) (1,991) (1,320) Operating income 24,739 20,626 Non-operating income (1) (2) Income before taxes on income and profit sharing 24,738 20,624 Income tax and social contribution 2c XIII (1,514) 1,653 Due on operations for the period (722) (592) Related to temporary differences (792) 2,245 Profit sharing, net of taxes - Management members - Statutory (19) (26) Net income 23,205 22,251 Earnings per share - Basic Common 2.11 2.01 Preferred 2.11 2.01 Earnings per share - Diluted Common 2.09 1.99 Preferred 2.09 1.99 Weighted average number of outstanding shares - Basic Common 5,617,742,977 5,617,742,977 Preferred 5,404,681,975 5,479,027,349 Weighted average number of outstanding shares - Diluted Common 5,617,742,977 5,617,742,977 Preferred 5,504,786,141 5,579,857,433 The accompanying notes are an integral part of these financial statements. 54

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income (In millions of reais) 01/01 to 06/30/2026 01/01 to 06/30/2025 Net income 23,205 22,251 Financial assets at fair value through other comprehensive income (595) 1,313 Change in fair value 120 8 Tax effect (57) (6) Associates / Subsidiaries (658) 1,311 Hedge 1,221 1,028 Cash flow hedge 288 (25) Associates / Subsidiaries 288 (25) Hedge of net investment in foreign operation 933 1,053 Change in fair value 1,073 520 Tax effect (504) (277) Associates / Subsidiaries 364 810 Remeasurements of liabilities for post-employment benefits (1) (15) (9) Associates / Subsidiaries (15) (9) Foreign exchange variation in foreign investments (2,156) (4,953) Change in fair value (1,072) (776) Associates / Subsidiaries (1,084) (4,177) Other 1 9 Total other comprehensive income (1,544) (2,612) Total comprehensive income 21,661 19,639 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 55

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders' Equity

(In millions of reais)

						Other comprehensive income							
	Note	**Capital**	**Treasury shares**	**Capital reserves**	**Profit reserves**	**Fair value through other comprehensive income adjustments**	**Insurance contracts and private pension**	**Remeasurements of liabilities of post-employment benefits**	**Conversion adjustments of foreign investments**	**Gains and losses – Hedge [(1)]**	**Other**	**Retained earnings**	**Total**
Total - 01/01/2025		**90,729**	**(909)**	**2,729**	**109,902**	**(1,961)**	**259**	**(1,959)**	**9,756**	**(6,024)**	**-**	**-**	**202,522**
Transactions with owners		33,334	891	(401)	(33,334)	-	-	-	-	-	-	-	**490**
Acquisition of treasury shares	18	-	(83)	-	-	-	-	-	-	-	-	-	**(83)**
Result of delivery of treasury shares	18	-	974	(9)	-	-	-	-	-	-	-	-	**965**
Recognition of share-based payment plans		-	-	(392)	-	-	-	-	-	-	-	-	**(392)**
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	**-**
Corporate reorganization	3, 2c I	-	-	-	57	-	-	-	-	-	-	-	**57**
Other		-	-	-	(205)	-	-	-	-	-	-	-	**(205)**
Dividends - declared after previous period		-	-	-	(12,229)	-	-	-	-	-	-	-	**(12,229)**
Interest on capital - declared after previous period		-	-	-	(3,260)	-	-	-	-	-	-	-	**(3,260)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	18	**18**
Total comprehensive income		-	-	-	-	1,313	-	(9)	(4,953)	1,028	9	22,251	**19,639**
Net income		-	-	-	-	-	-	-	-	-	-	22,251	**22,251**
Other comprehensive income		-	-	-	-	2	-	-	(776)	243	-	-	**(531)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	1,311	-	(9)	(4,177)	785	9	-	**(2,081)**
Appropriations:													
Legal reserve		-	-	-	1,113	-	-	-	-	-	-	(1,113)	**-**
Statutory reserves		-	-	-	12,544	-	-	-	-	-	-	(12,544)	**-**
Interest on capital		-	-	-	2,394	-	-	-	-	-	-	(8,612)	**(6,218)**
Total - 06/30/2025	**18**	**124,063**	**(18)**	**2,328**	**76,982**	**(648)**	**259**	**(1,968)**	**4,803**	**(4,996)**	**9**	**-**	**200,814**
Change in the period		**33,334**	**891**	**(401)**	**(32,920)**	**1,313**	**-**	**(9)**	**(4,953)**	**1,028**	**9**	**-**	**(1,708)**
Total - 01/01/2026		**136,910**	**(13)**	**2,873**	**57,107**	**(868)**	**259**	**(1,964)**	**6,810**	**(5,136)**	**2**	**-**	**195,980**
Transactions with owners		-	(227)	(865)	-	-	-	-	-	-	-	-	**(1,092)**
Acquisition of treasury shares	18	-	(1,760)	-	-	-	-	-	-	-	-	-	**(1,760)**
Result of delivery of treasury shares	18	-	1,533	(89)	-	-	-	-	-	-	-	-	**1,444**
Recognition of share-based payment plans		-	-	(776)	-	-	-	-	-	-	-	-	**(776)**
Corporate reorganization	3, 2c I	-	-	-	57	-	-	-	-	-	-	-	**57**
Other		-	-	-	51	-	-	-	-	-	-	-	**51**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	27	**27**
Total comprehensive income		-	-	-	-	(595)	-	(15)	(2,156)	1,221	1	23,205	**21,661**
Net income		-	-	-	-	-	-	-	-	-	-	23,205	**23,205**
Other comprehensive income		-	-	-	-	63	-	-	(1,072)	569	-	-	**(440)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	(658)	-	(15)	(1,084)	652	1	-	**(1,104)**
Appropriations:													
Legal reserve		-	-	-	1,160	-	-	-	-	-	-	(1,160)	**-**
Statutory reserves		-	-	-	13,036	-	-	-	-	-	-	(13,036)	**-**
Interest on capital		-	-	-	-	-	-	-	-	-	-	(9,036)	**(9,036)**
Total - 06/30/2026	**18**	**136,910**	**(240)**	**2,008**	**71,411**	**(1,463)**	**259**	**(1,979)**	**4,654**	**(3,915)**	**3**	**-**	**207,648**
Change in the period		**-**	**(227)**	**(865)**	**14,304**	**(595)**	**-**	**(15)**	**(2,156)**	**1,221**	**1**	**-**	**11,668**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026

56

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In millions of reais) Note 01/01 to 06/30/2026 01/01 to 06/30/2025 Adjusted net income 7,514 5,472 Net income 23,205 22,251 Adjustments to net income: (15,691) (16,779) Share-based payment (427) (368) Expected credit loss 6,572 6,369 Income from interest and foreign exchange variation from operations with subordinated debt 2,832 944 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 16 19 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 60 85 Revenue from update / charges on deposits in guarantee (31) (118) Deferred taxes 792 (2,245) Equity in earnings of subsidiaries 12 (23,530) (20,350) Amortization of goodwill 11 23 Income from interest and foreign exchange variation of securities at fair value through other comprehensive income (1,930) (928) Income from interest and foreign exchange variation of securities at amortized cost (29) - Effect of changes in exchange rates on cash and cash equivalents (40) (224) Other 13 14 Change in assets and liabilities 4,606 (5,880) (Increase) / decrease in assets Interbank investments 3,129 7,920 Securities 1,153 (12,235) Derivatives (assets / liabilities) (152) (629) Interbank and interbranch accounts (assets / liabilities) (2,720) 8,571 Operations with credit granting characteristics (3,379) (14,864) Tax assets (1,123) (1,489) Other assets (39) 1,612 (Decrease) / increase in liabilities Deposits 6,783 5,873 Securities sold under repurchase agreements - (7,409) Debt instruments (445) 3,863 Tax liabilities 1,464 1,048 Other provisions and other liabilities (50) 1,859 Payment of income tax and social contribution (15) - Net cash provided by / (used in) operating activities 12,120 (408) Dividends and interest on capital received 12,537 21,095 (Purchase) / funds from sale of securities at fair value through other comprehensive income (5,371) (9,739) (Purchase) / Funds from sale of financial assets at amortized cost (1,277) - (Purchase) / sale of investments (502) 3,777 Net cash provided by / (used in) investing activities 5,387 15,133 Raising in subordinated debt obligations 6,315 9,400 Redemption of subordinated debt obligations (3,705) (568) Result of delivery of treasury shares 1,095 941 Acquisition of treasury shares (1,760) (83) Dividends and interest on capital paid (4,402) (20,864) Net cash provided by / (used in) financing activities (2,457) (11,174) Net increase / (decrease) in cash and cash equivalents 15,050 3,551 Cash and cash equivalents at the beginning of the period 23,826 32,449 Effects of changes in exchange rates on cash and cash equivalents 40 224 Cash and cash equivalents at the end of the period 2c III 38,916 36,224 Cash 731 1,643 Securities purchased under agreements to resell - Collateral held 38,185 34,581 The accompanying notes are an integral part of these financial statements. 57

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In millions of reais) Note 01/01 to 06/30/2026 01/01 to 06/30/2025 Income 16,302 17,345 Financial operations 16,199 14,636 Commissions and banking fees 6,894 6,161 Expected credit loss with financial instruments (5,688) (5,557) Other (1,103) 2,105 Expenses (12,167) (10,723) Financial operations (10,077) (9,242) Other (2,090) (1,481) Inputs purchased from third parties (2,796) (3,018) Third-Party and financial system services, security, transportation and travel expenses (148) (153) Advertising, promotions and publication (109) (127) Other (2,539) (2,738) Gross added value 1,339 3,604 Depreciation and amortization (4) (5) Net added value produced by the company 1,335 3,599 Added value received through transfer - Result of equity method 12 23,530 20,350 Total added value to be distributed 24,865 23,949 Distribution of added value 24,865 23,949 Personnel 154 180 Direct compensation 135 163 Benefits 16 14 FGTS – government severance pay fund 3 3 Taxes, fees and contributions 1,506 1,518 Federal 1,321 1,339 Municipal 185 179 Return on capital 23,205 22,251 Dividends and interest on capital 9,036 8,612 Retained earnings to shareholders 14,169 13,639 The accompanying notes are an integral part of these financial statements. 58

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Itaú Unibanco Holding S.A. Notes to the Financial Statements At 06/30/2026 and 12/31/2025 for balance sheet accounts and from 01/01 to 06/30 of 2026 and 2025 for income statement (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on August 04, 2026. Note 2 - Material accounting policies a) Basis of preparation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. ITAÚ UNIBANCO HOLDING presents its Separate and Consolidated Financial Statements, including selected accompanying notes, in accordance with current regulations. The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 - Statement of Added Value. b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended June 30, 2026 There were no new accounting standards for the current period. 59

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 II - Applicable to future periods • CMN Resolution No. 4,966/21 - Financial instruments and related regulations - Establishes the designation and accounting recognition of hedge and adjustment to the present value of restructured financial instruments, being in force starting January 1, 2027. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. • CMN Resolution No. 5,252/25 - Sustainability assets and liabilities - Defines criteria for the measurement, recognition, write-off and disclosure of sustainability assets and liabilities. Changes will be prospectively applied as from 1 January 2027. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. • CMN Resolution No. 5,281/26 - Virtual assets - Establishes criteria for the recognition and measurement of assets and liabilities related to the provision of services with virtual assets, prospectively applicable from January 1, 2027, and any effects should be recognized as a counterpart to accumulated profit or loss, net of tax effects. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset, liability and income account balances related to transaction values have been eliminated. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (note 18d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: 60

	Functional currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2026	12/31/2025	06/30/2026	12/31/2025
In Brazil							
Banco Itaú Consignado S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	53.88%	53.88%	53.88%	53.88%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.
2) Company merger by Itaú Unibanco S.A. at 05/31/2026.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 61

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling interests’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ equity of the acquired entity. I.II - Capital transactions with non-controlling interests Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling interests is recognized directly in Stockholders' equity. II - Functional and presentation currency The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income. For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts partial hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, on the trading date, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out simultaneously with the use of the related provision for expected credit loss and collection procedures are maintained. Subsequent recoveries are accounted for as revenue as a counterparty to asset, with the constitution of their respective provision for expected credit loss. • ITAÚ UNIBANCO HOLDING CONSOLIDATED transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING CONSOLIDATED in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. 62

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates whether the renegotiation event is characterized as a restructuring, this is, whether there has been a significant concession to the counterparty, due to the deterioration of the client’s credit quality. The gross book value of the renegotiated financial assets is recalculated with the new conditions agreed upon. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is settled, canceled, matured or expired. IV.I - Classification of financial assets Financial assets are classified and subsequently measured in the following categories: • Amortized cost (AC): used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income (FVOCI): used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss (FVPL): used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss. The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows. Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING CONSOLIDATED has financial assets designated at fair value through profit or loss to reduce an accounting mismatch. Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated. Contractual cash flow characteristics: tested individually to validate whether the cash flows generated by the financial instrument constitute only principal and interest payment (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING CONSOLIDATED assesses mainly the following situations: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset does not constitute only principal and interest payment and is classified in the category Fair value through profit or loss. Hybrid contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; and the underlying instrument is not booked at fair value through profit or loss. Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING CONSOLIDATED designates it, on an irrevocable basis, at fair value through other comprehensive income. 63

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to derivatives and financial liabilities generated in loans or rental of financial assets. • Credit commitments and Credits to be released. • Financial guarantees: measured by the greater amount between (i) the provision for expected credit loss; and (ii) the balance of the service fee to be deferred in income, according to the contract term. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING CONSOLIDATED own credit risk is recognized in other comprehensive income, for the net amount of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Securities, Derivatives and Other For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. 64

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost and through other comprehensive income, which considers costs and fees directly attributable to the origination of the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts when exceeding 1% of the instrument's total revenues or charges. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the differentiated methodology for financial assets with credit granting characteristic classified in the amortized cost category. For liabilities classified in the amortized cost category, incremental costs and revenues are deferred by the effective interest rate curve. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies financial instruments as problem assets if the payment of principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: the main judgments exercised of ITAÚ UNIBANCO HOLDING CONSOLIDATED to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. For makes an assessment of the expected credit loss on financial instruments (except equity instrument, derivatives, government securities measured at fair value through profit or loss at level 1 of the hierarchy of fair value) and to credit commitments and non-cancellable credits to be released, applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to problem assets, for which a probability of default (PD) of 100% is considered. The assessment of expected credit loss is detailed in Note 2b I. The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are: 65

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING CONSOLIDATED determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual basis and, in the case of retail portfolios, collectively. For collective assessment purposes of retail portfolios, financial assets are grouped based on similar characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, guarantees, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers. • Maximum contractual period: ITAÚ UNIBANCO HOLDING CONSOLIDATED estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING CONSOLIDATED uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the option to measure the expected credit loss based on the delayed payment of principal or interest, the loss history and other relevant information for financial instruments recognized in the heading Other Assets. IV.IV - Derivatives and use of hedge accounting These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: • Cash flow hedge: the effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders’ Equity. The ineffective portion is recorded directly in the Statement of Income. 66

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 • Market fair value: financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. • Hedge of net investments in foreign operations: accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders’ Equity and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING CONSOLIDATED is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized in the headings of Fixed Assets and/or Intangible Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. 67

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and intangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software and rights for acquisition of payrolls. Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance, private pension and premium bonds operations Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future event is uncertain, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expired. Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. 68

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Insurance premiums are accounted for over the term of the contracts in proportion to the amount of insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if there is any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue. Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating. Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the actuarial experience, in order to comply with best market practices and constantly review of the actuarial liability. Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semiannually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date. Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ). XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated in a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. 69

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 11. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole. The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years. Tax rates, as well as their calculation bases, are detailed in Note 20. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED. 70

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant being the nominal discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. Note 3 - Business development Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, granted on October 31, 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda. (ITB HOLDING), acquired 35% of AVENUE’s capital. In the second phase, performed on January 30, 2026, ITAÚ UNIBANCO HOLDING through its subsidiary ITB HOLDING, acquired an additional 17.2% ownership interest in AVENUE, for approximately R$ 730 and started holding control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. Effective acquisitions and financial settlements occurred after the required regulatory approvals. 71

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Note 4 - Interbank investments The accounting policy on interbank investments is presented in Note 2c IV. 06/30/2026 12/31/2025 Amortized cost Amortized cost Securities purchased under agreements to resell 237,046 269,780 Collateral held 81,241 17,152 Collateral repledge 75,030 174,390 Assets received as collateral with right to sell or repledge 27,839 58,545 Assets received as collateral without right to sell or repledge 47,191 115,845 Collateral sold 80,775 78,238 Interbank deposits 69,268 65,544 Assets guaranteeing technical provisions 6,255 5,093 (Provision for expected credit loss) (22) (29) Total 312,547 340,388 Current 303,206 333,330 Non-current 9,341 7,058 Interbank investments are classified in stage 1. In ITAÚ UNIBANCO HOLDING the portfolio is classified as amortized cost and composed of Securities purchased under agreements to resell – Collateral held in the amount of R$ 38,185 (R$ 22,486 at 12/31/2025) Interbank deposits in the amount of R$ 5,704 (R$ 8,833 at 12/31/2025), and the fair value of these investments totals R$ 43,889 (R$ 31,319 at 12/31/2025). 72

Note 5 - Securities

The accounting policy on Securities is presented in Note 2c IV.

a) Summary

		06/30/2026				12/31/2025
	Note	Gross book value	Expected credit loss	Fair value adjustment	Accounting balance	Accounting balance
At amortized cost (AC)	5b	168,519	(79)	-	168,440	136,461
At fair value through other comprehensive income (FVOCI)	5c	182,231	(421)	(2,964)	178,846	159,161
Designated at fair value through other comprehensive income (Designated FVOCI)	5c	1,867	-	(1,019)	848	780
At fair value through profit or loss (FVPL)	5d	653,358	(99)	(3,217)	650,042	607,526
Designated at fair value through profit or loss (Designated FVPL)	5d	26,635	(33)	66	26,668	21,488
Total		**1,032,610**	**(632)**	**(7,134)**	**1,024,844**	**925,416**
Total 12/31/2025		**928,556**	**(736)**	**(2,404)**	**925,416**	
Current					**600,145**	**504,665**
Non-current					**424,699**	**420,751**

ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates 27.3% (24.9% at 12/31/2025) of the portfolio as low credit risk, mainly Government securities - Brazil, and for this reason it does not recognize a provision for expected credit loss.

Securities are classified as: R$ 389,943 in stage 1, R$ 445 in stage 2 and R$ 1,246 in stage 3 (R$ 325,585, R$ 209 and R$ 1,161 at 12/31/2025). Provisions for expected credit loss on securities are classified as: R$ (107) in stage 1, R$ (76) in stage 2 and R$ (449) in stage 3 (R$ (105), R$ (30) and R$ (601) at 12/31/2025).

Of the total balance of the stages, R$ 702 (R$ 713 at 12/31/2025 is from renegotiated operations, of which 100% (100% at 12/31/2025) refers to restructured operations.

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ 842 (R$ 1,157 at 01/01 to 06/30/2025) of exchange variation in income, without considering the effects of exchange rate hedging.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 73

	Note	06/30/2026								12/31/2025
			Restricted to					Assets guaranteeing technical provisions		
			Repurchase agreements							
		Own portfolio	Assets received as collateral without right to sell or repledge	Assets received as collateral with right to sell or repledge	Pledged guarantees [1]	Central Bank of Brazil	Borrowing	Note - 10b	Total [2]	Total [2]
Government securities		**222,864**	**223,175**	**55,055**	**37,030**	**18,525**	**-**	**18,620**	**575,269**	**496,409**
Brazil		162,806	209,292	39,147	14,200	18,525	-	18,620	462,590	414,379
Latin America		43,157	13,883	3,644	10,547	-	-	-	71,231	52,603
Abroad		16,901	-	12,264	12,283	-	-	-	41,448	29,427
Corporate securities		**33,823**	**845**	**1,963**	**10,029**	**-**	**-**	**289**	**46,949**	**44,664**
Rural product note		790	-	-	491	-	-	-	1,281	165
Bank deposit certificates		397	285	-	-	-	-	-	682	310
Real estate receivables certificates		5,070	512	-	-	-	-	-	5,582	5,586
Debentures		7,612	48	-	-	-	-	3	7,663	8,947
Eurobonds and other		12,221	-	1,963	9,538	-	-	-	23,722	20,856
Financial bills		542	-	-	-	-	-	172	714	770
Promissory and commercial notes		20	-	-	-	-	-	-	20	19
Other		7,171	-	-	-	-	-	114	7,285	8,011
Shares		**16,293**	**-**	**-**	**2,004**	**-**	**53**	**6**	**18,356**	**22,246**
Investment Funds		**27,299**	**-**	**-**	**100**	**-**	**-**	**78**	**27,477**	**27,353**
Specially organized investment funds (PGBL/VGBL)		**-**	**-**	**-**	**-**	**-**	**-**	**357,425**	**357,425**	**335,480**
Total		**300,279**	**224,020**	**57,018**	**49,163**	**18,525**	**53**	**376,418**	**1,025,476**	**926,152**
AC	5b	**81,641**	**43,489**	**10,324**	**22,105**	**4,288**	**-**	**6,672**	**168,519**	
FVOCI and Designated FVOCI	5c	**82,018**	**44,091**	**21,311**	**9,296**	**14,232**	**-**	**9,167**	**180,115**	
FVPL and Designated FVPL	5d	**136,620**	**136,440**	**25,383**	**17,762**	**5**	**53**	**360,579**	**676,842**	
Total 12/31/2025		**355,614**	**104,629**	**45,114**	**48,170**	**17,306**	**23**	**355,296**	**926,152**	
AC	5b	**82,342**	**3,126**	**17,775**	**22,749**	**4,008**	**-**	**6,615**	**136,615**	
FVOCI and Designated FVOCI	5c	**96,934**	**21,515**	**10,804**	**8,978**	**13,298**	**-**	**8,891**	**160,420**	
FVPL and Designated FVPL	5d	**176,338**	**79,988**	**16,535**	**16,443**	**-**	**23**	**339,790**	**629,117**	

1) Represent securities linked to balances in Post-employment benefits (Note 22b), stock exchanges and settlement and custody houses.
2) The balance does not comprises expect credit loss.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 74

b) Securities at amortized cost (AC)

	06/30/2026	12/31/2025
	Gross book value	Gross book value
Government securities	**121,567**	**93,503**
Brazil	101,249	72,488
Latin America	4,803	5,974
Abroad	15,515	15,041
Corporate securities	**27,143**	**23,778**
Bank deposit certificates	95	63
Real estate receivables certificates	4,606	4,700
Eurobonds and other	15,389	11,983
Financial bills	439	379
Other	6,614	6,653
Investment funds	19,809	19,334
Total	**168,519**	**136,615**
Expected credit loss	(79)	(154)
Amortized cost	**168,440**	**136,461**
Current	**38,424**	**39,445**
Non-current	**130,016**	**97,016**

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,306 (R$ 0 at 12/31/2025).

c) Securities at fair value through other comprehensive income (FVOCI)

	06/30/2026			12/31/2025		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustments	Fair value
Government securities	**171,981**	**(2,725)**	**169,256**	**149,831**	**(1,513)**	**148,318**
Brazil	113,891	(2,543)	111,348	110,710	(1,519)	109,191
Latin America	33,797	(109)	33,688	25,173	(30)	25,143
Abroad	24,293	(73)	24,220	13,948	36	13,984
Corporate securities	**10,250**	**(660)**	**9,590**	**11,423**	**(580)**	**10,843**
Rural product note	1,020	(60)	960	-	-	-
Bank deposit certificates	283	3	286	168	(1)	167
Real estate receivables certificates	230	(9)	221	221	1	222
Debentures	2,695	(222)	2,473	4,603	(171)	4,432
Eurobonds and other	5,912	(347)	5,565	6,301	(410)	5,891
Financial bills	4	-	4	5	-	5
Promissory and commercial notes	1	-	1	-	-	-
Other	105	(25)	80	125	1	126
Total	**182,231**	**(3,385)**	**178,846**	**161,254**	**(2,093)**	**159,161**
Shares (designated at FVOCI)	1,867	(1,019)	848	1,840	(1,060)	780
Total	**184,098**	**(4,404)**	**179,694**	**163,094**	**(3,153)**	**159,941**
Expected credit loss (Income)	(421)			(479)		
Fair value adjustment (OCI)	(3,983)			(2,674)		
Fair value	**179,694**			**159,941**		
Current			**45,550**			**39,775**
Non-current			**134,144**			**120,166**

Regarding the shares designated to FVOCI, there was receipt of dividends in the amount R$ 7 (R$ 0 at 01/01 to 06/30/2025) and there was no sale of shares in the period.

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,398 (R$ 1,485 at 12/31/2025) and Financial bills in the amount of R$ 33,606 (R$ 26,097 at 12/31/2025).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 75

d) Securities at fair value through profit or loss (FVPL)

	06/30/2026			12/31/2025		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustments	Fair value
Government securities	**258,589**	**(845)**	**257,744**	**233,082**	**(5)**	**233,077**
Brazil	250,916	(983)	249,933	226,596	65	226,661
Latin America	7,116	138	7,254	6,085	(70)	6,015
Abroad	557	-	557	401	-	401
Corporate securities	**10,047**	**(350)**	**9,697**	**9,600**	**(116)**	**9,484**
Rural product note	337	(17)	320	165	-	165
Bank deposit certificates	302	(2)	300	80	-	80
Real estate receivables certificates	783	(37)	746	669	(10)	659
Debentures	5,257	(277)	4,980	4,422	(117)	4,305
Eurobonds and other	2,510	(28)	2,482	2,644	(5)	2,639
Financial bills	269	2	271	382	4	386
Promissory and commercial notes	19	-	19	19	-	19
Other	570	9	579	1,219	12	1,231
Shares	**19,513**	**(2,005)**	**17,508**	**21,116**	**350**	**21,466**
Investment funds	**7,784**	**(116)**	**7,668**	**8,114**	**(95)**	**8,019**
Specially organized investment funds (PGBL/VGBL)	**357,425**	**-**	**357,425**	**335,480**	**-**	**335,480**
Total	**653,358**	**(3,316)**	**650,042**	**607,392**	**134**	**607,526**
Government securities (Designated FVPL)	26,635	33	26,668	21,455	33	21,488
Total	**679,993**	**(3,283)**	**676,710**	**628,847**	**167**	**629,014**
Expected credit loss (Income)	(132)			(103)		
Fair value adjustment (Income)	(3,151)			270		
Fair value	**676,710**			**629,014**		
Financial assets not subject to Expected credit loss	639,109	(2,808)	636,301	599,761	322	600,083
Financial assets subject to Expected credit loss	40,884	(475)	40,409	29,086	(155)	28,931
Current			**516,171**			**425,446**
Non-current			**160,539**			**203,568**

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Shares in the amount of R$ 12 (R$ 12 at 12/31/2025), Fixed-income fund quotas in the amount of R$ 8,238 (R$ 8,003 at 12/31/2025) and Eurobonds and other in the amount of R$ 0 (R$ 1,389 at 12/31/2025).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 76

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Note 6 - Derivatives The accounting policy on Derivatives is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument. Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards. Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term. Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount. Credit derivatives - They are financial instruments which aim is to transfer credit risk: • Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs. • Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows. Further information on parameters used to manage risks may be found in Note 26. 77

a) Derivatives by maturity date and counterparty

By notional amount	06/30/2026								12/31/2025
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	323,648	63,689	2,156,060	579,820	202,644	1,587	8,687	3,336,135	2,935,988
31 - 90	226,247	31,192	904,658	547,471	146,020	-	5,455	1,861,043	1,763,119
91 - 365	417,685	64,717	3,543,748	1,787,375	322,379	44,443	4,144	6,184,491	6,276,091
366 - 720	141,006	11,089	73,801	1,109,045	77,555	25,827	4,104	1,442,427	1,094,708
Over 720 days	277,870	4,757	43,953	1,764,917	53,676	46,782	4,232	2,196,187	1,765,793
Total	**1,386,456**	**175,444**	**6,722,220**	**5,788,628**	**802,274**	**118,639**	**26,622**	**15,020,283**	**13,835,699**
Total 12/31/2025	**1,316,911**	**170,359**	**6,824,202**	**4,603,623**	**794,087**	**115,272**	**11,245**	**13,835,699**	
Counterparties									
Stock exchange	1,192,902	1,148	4,706,679	3,523,607	42,740	49,501	-	9,516,577	10,844,286
Over-the-counter market	193,554	174,296	2,015,541	2,265,021	759,534	69,138	26,622	5,503,706	2,991,413
Financial institutions	5,736	143,910	94,096	1,598,649	445,501	69,138	6,220	2,363,250	2,265,335
Companies	187,818	30,222	1,916,629	626,610	311,360	-	20,402	3,093,041	682,800
Individuals	-	164	4,816	39,762	2,673	-	-	47,415	43,278
Total	**1,386,456**	**175,444**	**6,722,220**	**5,788,628**	**802,274**	**118,639**	**26,622**	**15,020,283**	**13,835,699**
Total 12/31/2025	**1,316,911**	**170,359**	**6,824,202**	**4,603,623**	**794,087**	**115,272**	**11,245**	**13,835,699**	

By fair value - assets	06/30/2026								12/31/2025
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	-	20,680	635	738	2,196	1	676	24,926	11,248
31 - 90	-	569	1,120	2,297	1,971	-	4	5,961	4,658
91 - 365	-	430	3,210	11,429	5,614	84	4	20,771	13,372
366 - 720	-	480	3,462	7,328	925	82	9	12,286	12,640
Over 720 days	-	52	3,885	30,988	599	231	155	35,910	31,393
Total	**-**	**22,211**	**12,312**	**52,780**	**11,305**	**398**	**848**	**99,854**	**73,311**
Total 12/31/2025	**-**	**4,577**	**11,669**	**47,184**	**8,351**	**615**	**915**	**73,311**	
Counterparties									
Stock exchange	-	244	6,734	20,960	1,141	152	699	29,930	30,522
Over-the-counter market	-	21,967	5,578	31,820	10,164	246	149	69,924	42,789
Financial institutions	-	21,021	2,933	18,980	5,173	246	147	48,500	29,103
Companies	-	945	2,525	12,189	4,938	-	2	20,599	12,873
Individuals	-	1	120	651	53	-	-	825	813
Total	**-**	**22,211**	**12,312**	**52,780**	**11,305**	**398**	**848**	**99,854**	**73,311**
Total 12/31/2025	**-**	**4,577**	**11,669**	**47,184**	**8,351**	**615**	**915**	**73,311**	

By fair value - liabilities	06/30/2026								12/31/2025
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	-	(21,775)	(620)	(1,303)	(2,393)	(6)	-	(26,097)	(11,702)
31 - 90	-	(597)	(948)	(1,028)	(2,135)	-	(20)	(4,728)	(4,413)
91 - 365	-	(368)	(2,593)	(8,596)	(6,616)	(15)	(23)	(18,211)	(12,639)
366 - 720	-	(130)	(1,763)	(7,595)	(1,306)	(27)	(7)	(10,828)	(12,022)
Over 720 days	-	(61)	(2,750)	(28,362)	(846)	(227)	(134)	(32,380)	(29,142)
Total	**-**	**(22,931)**	**(8,674)**	**(46,884)**	**(13,296)**	**(275)**	**(184)**	**(92,244)**	**(69,918)**
Total 12/31/2025	**-**	**(4,382)**	**(8,252)**	**(45,760)**	**(10,929)**	**(367)**	**(228)**	**(69,918)**	
Counterparties									
Stock exchange	-	-	(3,071)	(19,601)	(1,740)	(196)	(28)	(24,636)	(25,931)
Over-the-counter market	-	(22,931)	(5,603)	(27,283)	(11,556)	(79)	(156)	(67,608)	(43,987)
Financial institutions	-	(21,192)	(2,156)	(16,022)	(6,189)	(79)	(134)	(45,772)	(27,063)
Companies	-	(1,678)	(3,379)	(8,267)	(5,318)	-	(22)	(18,664)	(14,197)
Individuals	-	(61)	(68)	(2,994)	(49)	-	-	(3,172)	(2,727)
Total	**-**	**(22,931)**	**(8,674)**	**(46,884)**	**(13,296)**	**(275)**	**(184)**	**(92,244)**	**(69,918)**
Total 12/31/2025	**-**	**(4,382)**	**(8,252)**	**(45,760)**	**(10,929)**	**(367)**	**(228)**	**(69,918)**	

Own credit risk (DVA) was R$ 16 (R$ 19 at 12/31/2025) and is composed of derivatives.

The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 16,154 (R$ 14,190 at 12/31/2025) composed basically of cash, shares and government securities.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 78

b) Derivatives by index

	06/30/2026								12/31/2025
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Shares									
Notional amount	25,792	452	1,908,053	3,471	8,649	6,397	-	**1,952,814**	**2,137,273**
Fair value - asset	-	250	7,882	524	166	122	-	**8,944**	**8,362**
Fair value - liability	-	-	(5,778)	(1,296)	(76)	(9)	-	**(7,159)**	**(6,275)**
Commodities									
Notional amount	14,160	15	13,045	75	8,713	2	-	**36,010**	**43,385**
Fair value - asset	-	15	278	-	432	-	-	**725**	**1,564**
Fair value - liability	-	(11)	(187)	(1)	(251)	-	-	**(450)**	**(1,103)**
Interest									
Notional amount	1,289,462	20,380	4,626,297	5,742,900	1,192	112,232	6,220	**11,798,683**	**10,455,023**
Fair value - asset	-	20,394	1,152	51,136	36	276	170	**73,164**	**49,336**
Fair value - liability	-	(20,348)	(330)	(45,413)	(52)	(266)	(170)	**(66,579)**	**(47,218)**
Foreign currency									
Notional amount	57,042	154,597	174,825	42,182	783,720	8	20,402	**1,232,776**	**1,200,018**
Fair value - asset	-	1,552	3,000	1,120	10,671	-	678	**17,021**	**14,049**
Fair value - liability	-	(2,572)	(2,379)	(174)	(12,917)	-	(14)	**(18,056)**	**(15,322)**

c) Credit derivatives

	06/30/2026			12/31/2025		
	Received risk	Transferred risk	Net risk	Received risk	Transferred risk	Net risk
Credit derivatives						
CDS	(34,976)	27,572	(7,404)	(34,559)	28,141	(6,418)
TRS	(56,091)	-	(56,091)	(52,573)	-	(52,573)
Total	**(91,067)**	**27,572**	**(63,495)**	**(87,132)**	**28,141**	**(58,991)**

Note 7 - Hedge accounting

The accounting policy on Hedge accounting is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration.

In hedge accounting, the groups of risk factors comprise:

- Interest rate: Risk of loss in transactions subject to interest rate variations.
- Currency: Risk of loss in transactions subject to foreign exchange variation.

The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are presented in Note 26.

To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty's credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 79

a) Summaries by instrument and hedge item, nominal amount and maturity

	06/30/2026			12/31/2025		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustment	Gross book value	Notional amount	Fair value adjustments	Gross book value
Cash flow hedge	**280,699**	**23**	**281,728**	**240,699**	**(112)**	**240,803**
Hedge of assets transactions	2,724	-	2,757	2,609	-	2,590
Hedge of asset-backed securities under repurchase agreements	20,230	-	21,047	14,039	-	14,459
Hedge of assets denominated in Chilean unit of account	66,158	(12)	66,158	83,462	(126)	83,462
Hedge of loan operations	38,821	280	38,821	20,950	78	20,950
Hedge of deposits and repurchase agreements	110,955	-	111,153	85,676	-	85,403
Hedge of funding	40,910	(332)	40,910	32,753	(63)	32,753
Hedge of highly probable forecast transactions (1)	901	87	882	1,210	(1)	1,186
Hedge of net investment in foreign operations	**29,660**	**(77)**	**28,775**	**29,033**	**41**	**27,551**
Hedge of net investment in foreign operations	29,660	(77)	28,775	29,033	41	27,551
Fair value hedge	**156,066**	**(525)**	**161,447**	**160,161**	**(665)**	**161,615**
Hedge of securities at amortized cost	67,210	(618)	72,680	71,035	(778)	72,925
Hedge of securities at fair value through other comprehensive income	22,862	113	22,872	15,422	86	15,073
Hedge of loan operations	30,459	95	30,460	34,599	71	34,599
Hedge of funding	35,535	(115)	35,435	39,075	(44)	38,990
Hedge of firm commitments (1)	-	-	-	30	-	28
Total	**466,425**	**(579)**	**471,950**	**429,893**	**(736)**	**429,969**

1) Refer to amounts designated to registered hedge items Off-Balance sheet.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 80

	06/30/2026							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	**140,667**	**66,151**	**28,085**	**19,549**	**23,248**	**2,999**	**-**	**280,699**
Hedge of assets transactions	-	-	2,162	562	-	-	-	2,724
Hedge of asset-backed securities under repurchase agreements	-	5,339	7,727	6,418	746	-	-	20,230
Hedge assets denominated in Chilean unit of account	47,452	12,529	3,046	-	3,131	-	-	66,158
Hedge of loan operations	15,694	8,516	1,608	4,458	8,545	-	-	38,821
Hedge of deposits and repurchase agreements	65,476	26,118	11,211	2,109	3,533	2,508	-	110,955
Hedge of funding	11,144	13,649	2,331	6,002	7,293	491	-	40,910
Hedge of highly probable forecast transactions (1)	901	-	-	-	-	-	-	901
Hedge of net investment in foreign operations	**29,660**	**-**	**-**	**-**	**-**	**-**	**-**	**29,660**
Hedge of net investment in foreign operations (2)	29,660	-	-	-	-	-	-	29,660
Fair value hedge	**50,193**	**34,004**	**26,196**	**5,093**	**17,156**	**19,470**	**3,954**	**156,066**
Hedge of securities at amortized cost	7,626	12,667	11,911	2,496	13,130	16,495	2,885	67,210
Hedge of securities at fair value through other comprehensive income	9,854	5,995	3,323	-	1,066	1,761	863	22,862
Hedge of loan operations	13,749	7,781	6,071	964	836	1,058	-	30,459
Hedge of funding	18,964	7,561	4,891	1,633	2,124	156	206	35,535
Total	**220,520**	**100,155**	**54,281**	**24,642**	**40,404**	**22,469**	**3,954**	**466,425**

	12/31/2025							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	**151,954**	**40,224**	**17,515**	**11,116**	**13,883**	**6,007**	**-**	**240,699**
Hedge of assets transactions	-	-	2,068	-	541	-	-	2,609
Hedge of asset-backed securities under repurchase agreements	-	-	8,132	5,907	-	-	-	14,039
Hedge assets denominated in Chilean unit of account	73,095	10,367	-	-	-	-	-	83,462
Hedge of loan operations	11,276	2,029	804	1,647	5,194	-	-	20,950
Hedge of deposits and repurchase agreements	51,197	20,191	3,579	2,835	2,032	5,842	-	85,676
Hedge of funding	15,176	7,637	2,932	727	6,116	165	-	32,753
Hedge of highly probable forecast transactions (1)	1,210	-	-	-	-	-	-	1,210
Hedge of net investment in foreign operations	**29,033**	**-**	**-**	**-**	**-**	**-**	**-**	**29,033**
Hedge of net investment in foreign operations (2)	29,033	-	-	-	-	-	-	29,033
Fair value hedge	**56,922**	**25,728**	**27,560**	**14,035**	**9,295**	**21,670**	**4,951**	**160,161**
Hedge of securities at amortized cost	10,207	9,412	16,532	6,416	5,369	19,759	3,340	71,035
Hedge of securities at fair value through other comprehensive income	11,438	130	1,390	98	728	688	950	15,422
Hedge of loan operations	13,600	7,890	5,988	4,507	1,411	882	321	34,599
Hedge of funding	21,647	8,296	3,650	3,014	1,787	341	340	39,075
Hedge of firm commitments (1)	30	-	-	-	-	-	-	30
Total	**237,909**	**65,952**	**45,075**	**25,151**	**23,178**	**27,677**	**4,951**	**429,893**

1) Refer to amounts designated to registered hedge items Off-Balance sheet.

2) Classified as current, since instruments are renewed often.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 81

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 b) Cash flow hedge Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI). • In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM). • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet. 82

Strategies	Heading	06/30/2026					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Operations with credit granting characteristics	2,757	-	(38)	(47)	2,724	(38)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	21,047	-	(416)	(725)	20,230	(416)
Hedge of assets denominated in Chilean unit of account	Securities	66,158	-	204	204	66,158	204
Hedge of loan operations	Loan and lease operations	38,821	-	203	236	38,821	203
Hedge of deposits and repurchase agreements	Securities sold under repurchase agreements and Deposits	-	111,153	198	321	110,955	198
Hedge of funding	Deposits	-	38,505	(174)	(161)	38,505	(174)
Foreign exchange risk							
Hedge of funding	Deposits	-	2,405	(3)	(3)	2,405	(3)
Hedge of highly probable forecast transactions (1)		91	791	20	116	901	20
Total		**128,874**	**152,854**	**(6)**	**(59)**	**280,699**	**(6)**

Strategies	Heading	12/31/2025					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Operations with credit granting characteristics	2,590	-	9	(5)	2,609	9
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	14,459	-	(186)	(875)	14,039	(187)
Hedge of assets denominated in Chilean unit of account	Securities	83,462	-	57	56	83,462	57
Hedge of loan operations	Loan and lease operations	20,950	-	54	106	20,950	55
Hedge of deposits and repurchase agreements	Securities sold under repurchase agreements and Deposits	-	85,403	(273)	(8)	85,676	(273)
Hedge of funding	Deposits	-	30,935	(41)	(65)	30,935	(41)
Foreign exchange risk							
Hedge of funding	Deposits	-	1,818	28	28	1,818	28
Hedge of highly probable forecast transactions (1)		200	986	20	124	1,210	20
Total		**121,661**	**119,142**	**(332)**	**(639)**	**240,699**	**(332)**

1) Refer to amounts designated to registered hedge items Off-balance sheet.

Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 83

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Hedge instruments 06/30/2026 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 133,909 - - (256) (256) - (175) Forward 59,642 - 11 184 184 - - Swaps 83,842 406 177 49 49 - 15 Foreign exchange risk Futures 672 - - 19 19 - (1) Forward 2,634 90 285 (2) (2) - - Total 280,699 496 473 (6) (6) - (161) Hedge instruments 12/31/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 102,324 - - (450) (450) - (152) Forward 72,802 - 110 50 50 - (29) Swaps 62,545 141 69 21 21 - 18 Foreign exchange risk Futures 834 - - 23 23 - (2) Forward 2,194 - 74 24 24 - - Total 240,699 141 253 (332) (332) - (165) 1) Values recorded in the heading derivatives. 84

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 06/30/2026 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 28,775 - (11,816) (11,816) 29,660 (11,897) Total 28,775 - (11,816) (11,816) 29,660 (11,897) Strategies 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 27,551 - (13,583) (13,583) 29,033 (13,660) Total 27,551 - (13,583) (13,583) 29,033 (13,660) 1) Hedge instruments consider the gross tax position. 85

Hedge instruments	06/30/2026						
	Notional amount	Book value [1]		Variation in the amount used to calculate hedge ineffectiveness	Variation in the amount recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	16,141	-	-	(4,122)	(4,081)	(41)	-
Future / NDF	8,105	-	52	(6,373)	(6,271)	(102)	-
Future / Financial assets	5,414	-	25	(1,402)	(1,464)	62	-
Total	**29,660**	**-**	**77**	**(11,897)**	**(11,816)**	**(81)**	**-**

Hedge instruments	12/31/2025						
	Notional amount	Book value [1]		Variation in the amount used to calculate hedge ineffectiveness	Variation in the amount recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	12,285	-	-	(4,807)	(4,766)	(41)	-
Future / NDF	9,245	84	-	(6,875)	(6,774)	(101)	-
Future / Financial assets	7,503	-	43	(1,978)	(2,043)	65	-
Total	**29,033**	**84**	**43**	**(13,660)**	**(13,583)**	**(77)**	**-**

1) Recorded in the heading derivatives.

d) Fair value hedge

Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures.

Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 86

Strategies	06/30/2026						
	Hedge Item					Hedge Instruments	
	Book value [1]		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	72,680	-	70,892	-	(1,788)	67,210	1,788
Hedge of securities at fair value through other comprehensive income	22,872	-	22,675	-	(197)	22,862	198
Hedge of loan operations	30,460	-	30,649	-	189	30,459	(190)
Hedge of funding	-	35,435	-	35,447	(12)	35,535	13
Total	**126,012**	**35,435**	**124,216**	**35,447**	**(1,808)**	**156,066**	**1,809**

Strategies	12/31/2025						
	Hedge Item					Hedge Instruments	
	Book value [1]		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	72,925	-	72,954	-	29	71,035	(29)
Hedge of securities at fair value through other comprehensive income	15,073	-	15,017	-	(56)	15,422	51
Hedge of loan operations	34,599	-	34,858	-	259	34,599	(264)
Hedge of funding	-	38,990	-	39,191	(201)	39,075	203
Foreign exchange risk							
Hedge of firm commitments	-	28	-	38	(10)	30	10
Total	**122,597**	**39,018**	**122,829**	**39,229**	**21**	**160,161**	**(29)**

1) Values recorded in the heading deposits, securities and operations with credit granting characteristics.

Hedges of loan operations are portfolio strategies.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 3,050 (R$ 4,005 at 12/31/2025), with effect on income of R$ 637 (R$ 1,491 at 01/01 to 06/30/2025).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026

87

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Hedge instruments 06/30/2026 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 106,102 327 852 190 (9) Futures 49,964 - - 1,619 10 Total 156,066 327 852 1,809 1 Hedge instruments 12/31/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 109,027 385 1,050 (395) (11) Futures 51,104 - - 356 3 Foreign exchange risk Futures 30 - - 10 - Total 160,161 385 1,050 (29) (8) 1) Recorded in the heading derivatives. 88

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Note 8 - Operations with credit granting characteristics The accounting policy on operations with credit granting characteristics, which comprises credit operations, lease, other credits and securities, is presented in Note 2c IV. a) Breakdown of the portfolio of operations with credit granting characteristics and lease Loans and lease operations by type 06/30/2026 12/31/2025 Gross book value Gross carrying amount Individuals 486,190 473,397 Credit card 150,432 153,527 Personal loan 67,208 66,499 Payroll loans 81,332 75,319 Vehicles 35,055 36,303 Mortgage loans 152,163 141,749 Companies 575,821 577,711 Large companies 325,115 335,095 Micro / small and medium companies 250,706 242,616 Foreign loans - Latin America 224,693 230,330 Total 1,286,704 1,281,438 Expected credit loss (54,449) (53,289) Total loans and lease operations, net of Expected credit loss 1,232,255 1,228,149 Current 676,673 677,067 Non-current 555,582 551,082 The provision for expected credit loss comprises R$ (2,531) (R$ (1,794) on 12/31/2025) for operations of financial guarantees, credit commitments and credits to be released. In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (1,061) (R$ (5,035) on 01/01 to 06/30/2025) of exchange variation in income, without considering the effects of exchange rate hedging. ITAÚ UNIBANCO HOLDING 06/30/2026 12/31/2025 Gross book value Gross carrying amount Individuals 163,012 166,306 Credit card 122,323 124,353 Personal loan 5,693 5,786 Vehicles 34,996 36,167 Companies 23,364 23,434 Corporate companies 464 479 Micro / small and medium companies 22,900 22,955 Total 186,376 189,740 Expected credit loss (13,819) (13,812) Total 172,557 175,928 Current 139,706 141,122 Non-current 32,851 34,806 In ITAÚ UNIBANCO HOLDING, the provision for expected credit loss comprises expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (320) (R$ (142) on 12/31/2025). 89

b) Gross book value by stages

Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 06/30/2026
Individuals	410,977	(17,727)	(2,075)	6,531	274	23,413	-	421,393
Companies	548,702	(7,170)	(3,336)	1,239	54	2,772	-	542,261
Foreign units Latin America	210,992	(5,360)	(502)	2,960	282	(1,847)	-	206,525
Total	**1,170,671**	**(30,257)**	**(5,913)**	**10,730**	**610**	**24,338**	**-**	**1,170,179**
Total 01/01 to 12/31/2025	**1,098,610**	**(52,945)**	**(7,646)**	**19,288**	**1,350**	**112,014**	**-**	**1,170,671**

Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 06/30/2026
Individuals	34,870	(6,531)	(7,804)	17,727	1,462	(3,534)	-	36,190
Companies	14,170	(1,239)	(5,022)	7,170	191	(876)	-	14,394
Foreign units Latin America	10,328	(2,960)	(1,808)	5,360	524	(1,409)	-	10,035
Total	**59,368**	**(10,730)**	**(14,634)**	**30,257**	**2,177**	**(5,819)**	**-**	**60,619**
Total 01/01 to 12/31/2025	**56,770**	**(19,288)**	**(24,884)**	**52,945**	**4,831**	**(11,006)**	**-**	**59,368**

Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 06/30/2026
Individuals	27,550	(274)	(1,462)	2,075	7,804	7,378	(14,464)	28,607
Companies	14,839	(54)	(191)	3,336	5,022	(681)	(3,105)	19,166
Foreign units Latin America	9,010	(282)	(524)	502	1,808	(553)	(1,828)	8,133
Total	**51,399**	**(610)**	**(2,177)**	**5,913**	**14,634**	**6,144**	**(19,397)**	**55,906**
Total 01/01 to 12/31/2025	**55,238**	**(1,350)**	**(4,831)**	**7,646**	**24,884**	**5,513**	**(35,701)**	**51,399**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Total of 3 Stages	Balance at 12/31/2025	Acquisition / (Settlement)	Write-Off	Balance at 06/30/2026
Individuals	473,397	27,257	(14,464)	486,190
Companies	577,711	1,215	(3,105)	575,821
Foreign units Latin America	230,330	(3,809)	(1,828)	224,693
Total	**1,281,438**	**24,663**	**(19,397)**	**1,286,704**
Total 01/01 to 12/31/2025	**1,210,618**	**106,521**	**(35,701)**	**1,281,438**

Of the total balance of the three stages, R$ 36,305 (R$ 35,108 at 12/31/2025) are from renegotiated operations, of which 52.2% (52.1% at 12/31/2025) refers to restructured operations.

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED renegotiated R$ 961 (R$ 1,559 at 12/31/2025) of financial assets previously written down, composed of R$ (961) (R$ (1,559) at 12/31/2025) of provision for expected credit loss.

ITAÚ UNIBANCO HOLDING - Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 06/30/2026
Individuals	143,226	(5,655)	(561)	1,966	25	845	-	139,846
Companies	22,024	(357)	(106)	154	11	205	-	21,931
Total	**165,250**	**(6,012)**	**(667)**	**2,120**	**36**	**1,050**	**-**	**161,777**
Total 01/01 to 12/31/2025	**146,082**	**(12,105)**	**(1,091)**	**4,105**	**78**	**28,181**	**-**	**165,250**

ITAÚ UNIBANCO HOLDING - Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 06/30/2026
Individuals	12,494	(1,966)	(2,031)	5,655	519	(2,255)	-	12,416
Companies	708	(154)	(184)	357	10	(126)	-	611
Total	**13,202**	**(2,120)**	**(2,215)**	**6,012**	**529**	**(2,381)**	**-**	**13,027**
Total 01/01 to 12/31/2025	**12,052**	**(4,105)**	**(4,120)**	**12,105**	**1,175**	**(3,905)**	**-**	**13,202**

ITAÚ UNIBANCO HOLDING - Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 06/30/2026
Individuals	10,586	(25)	(519)	561	2,031	4,424	(6,308)	10,750
Companies	702	(11)	(10)	106	184	108	(257)	822
Total	**11,288**	**(36)**	**(529)**	**667**	**2,215**	**4,532**	**(6,565)**	**11,572**
Total 01/01 to 12/31/2025	**9,650**	**(78)**	**(1,175)**	**1,091**	**4,120**	**9,124**	**(11,444)**	**11,288**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

ITAÚ UNIBANCO HOLDING - Total dos 3 Estágios	Balance at 12/31/2025	Acquisition / (Settlement)	Write-Off	Balance at 06/30/2026
Individuals	166,306	3,014	(6,308)	163,012
Companies	23,434	187	(257)	23,364
Total	**189,740**	**3,201**	**(6,565)**	**186,376**
Total 01/01 to 12/31/2025	**167,784**	**33,400**	**(11,444)**	**189,740**

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 90

In ITAÚ UNIBANCO HOLDING, of the total balance of the three stages R$ 6,555 (R$ 6,716 at 12/31/2025) are from renegotiated operations, of which 65% (65% at 12/31/2025) refers to restructured operations.

c) Expected credit loss by stages

Stage 1	Balance at 12/31/2025	Transfer to stage 2	Transfer to stage 3 (1)	Cure from stage 2	Cure from stage 3	(Increase) / Reversal	Write-Off	Balance at 06/30/2026
Individuals	(6,396)	832	72	(1,095)	(103)	582	-	(6,108)
Companies	(1,824)	158	58	(179)	(24)	15	-	(1,796)
Foreign units Latin America	(1,845)	203	33	(430)	(98)	447	-	(1,690)
Total	**(10,065)**	**1,193**	**163**	**(1,704)**	**(225)**	**1,044**	**-**	**(9,594)**
Total 01/01 to 12/31/2025	**(10,295)**	**2,710**	**345**	**(3,304)**	**(350)**	**829**	**-**	**(10,065)**

Stage 2	Balance at 12/31/2025	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	(Increase) / Reversal	Write-Off	Balance at 06/30/2026
Individuals	(9,173)	1,095	3,765	(832)	(787)	(3,505)	-	(9,437)
Companies	(3,252)	179	1,618	(158)	(142)	(1,213)	-	(2,968)
Foreign units Latin America	(1,533)	430	470	(203)	(124)	(535)	-	(1,495)
Total	**(13,958)**	**1,704**	**5,853**	**(1,193)**	**(1,053)**	**(5,253)**	**-**	**(13,900)**
Total 01/01 to 12/31/2025	**(13,192)**	**3,304**	**9,593**	**(2,710)**	**(2,300)**	**(8,653)**	**-**	**(13,958)**

Stage 3	Balance at 12/31/2025	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	(Increase) / Reversal	Write-Off	Balance at 06/30/2026
Individuals	(16,434)	103	787	(72)	(3,765)	(11,951)	14,464	(16,868)
Companies	(9,353)	24	142	(58)	(1,618)	(3,171)	3,105	(10,929)
Foreign units Latin America	(3,479)	98	124	(33)	(470)	(1,226)	1,828	(3,158)
Total	**(29,266)**	**225**	**1,053**	**(163)**	**(5,853)**	**(16,348)**	**19,397**	**(30,955)**
Total 01/01 to 12/31/2025	**(31,037)**	**350**	**2,300**	**(345)**	**(9,593)**	**(26,642)**	**35,701**	**(29,266)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Total of 3 Stages	Balance at 12/31/2025	(Increase) / Reversal	Write-Off	Balance at 06/30/2026
Individuals	(32,003)	(14,874)	14,464	**(32,413)**
Companies	(14,429)	(4,369)	3,105	**(15,693)**
Foreign units Latin America	(6,857)	(1,314)	1,828	**(6,343)**
Total	**(53,289)**	**(20,557)**	**19,397**	**(54,449)**
Total 01/01 to 12/31/2025	**(54,524)**	**(34,466)**	**35,701**	**(53,289)**

The consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (2,531) (R$ (1,794) at 12/31/2025).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 91

ITAÚ UNIBANCO HOLDING - Stage 1	Balance at 12/31/2025	Transfer to stage 2	Transfer to stage 3 (1)	Cure from stage 2	Cure from stage 3	Increase / (Reversal)	Write-Off	Balance at 06/30/2026
Individuals	(2,583)	275	21	(441)	(12)	336	-	(2,404)
Companies	(240)	13	3	(33)	(2)	57	-	(202)
Total	**(2,823)**	**288**	**24**	**(474)**	**(14)**	**393**	**-**	**(2,606)**
Total 01/01 to 12/31/2025	**(2,451)**	**705**	**51**	**(936)**	**(33)**	**(159)**	**-**	**(2,823)**

ITAÚ UNIBANCO HOLDING - Stage 2	Balance at 12/31/2025	Cure to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	Increase / (Reversal)	Write-Off	Balance at 06/30/2026
Individuals	(3,716)	441	794	(275)	(287)	(659)	-	(3,702)
Companies	(181)	33	59	(13)	(8)	(67)	-	(177)
Total	**(3,897)**	**474**	**853**	**(288)**	**(295)**	**(726)**	**-**	**(3,879)**
Total 01/01 to 12/31/2025	**(3,324)**	**936**	**1,468**	**(705)**	**(628)**	**(1,644)**	**-**	**(3,897)**

ITAÚ UNIBANCO HOLDING - Stage 3	Balance at 12/31/2025	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Increase / (Reversal)	Write-Off	Balance at 06/30/2026
Individuals	(6,662)	12	287	(21)	(794)	(5,994)	6,308	(6,864)
Companies	(430)	2	8	(3)	(59)	(245)	257	(470)
Total	**(7,092)**	**14**	**295**	**(24)**	**(853)**	**(6,239)**	**6,565**	**(7,334)**
Total 01/01 to 12/31/2025	**(5,903)**	**33**	**628**	**(51)**	**(1,468)**	**(11,775)**	**11,444**	**(7,092)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

ITAÚ UNIBANCO HOLDING - Total of 3 stages	Balance at 12/31/2025	Increase / (Reversal)	Write-Off	Balance at 06/30/2026
Individuals	(12,961)	(6,317)	6,308	**(12,970)**
Companies	(851)	(255)	257	**(849)**
Total	**(13,812)**	**(6,572)**	**6,565**	**(13,819)**
Total 01/01 to 12/31/2025	**(11,678)**	**(13,578)**	**11,444**	**(13,812)**

In ITAÚ UNIBANCO HOLDING, the consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (320) (R$ (142) at 12/31/2025).

d) Repossessed assets

The accounting policy on assets held for sale is presented in Note 2c V.

The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. The balance of the repossessed assets is R$ 598 (R$ 732 at 12/31/2025).

e) Restricted operations and transfer of financial assets

Restricted and with co-obligation	06/30/2026		01/01 to 06/30/2026	12/31/2025		01/01 to 06/30/2025
	Gross book value		Income	Total book balue		Income
	Assets	Liabilities		Assets	Liabilities	
Restricted operations on assets	10,826	10,863	(13)	9,167	9,191	(10)
Loan operations	10,826	-	(259)	9,167	-	(933)
Foreign borrowing through securities	-	10,863	246	-	9,191	923
Transfer of financial assets	171	170	-	199	199	-
Total	**10,997**	**11,033**	**(13)**	**9,366**	**9,390**	**(10)**

Without co-obligation	Portfolio transferred	Income	Wallet transferred	Income
Loan operations and other credits	3,648	(24)	6,172	26
Written off operations (WO)	3,384	95	1,765	66
Total	**7,032**	**71**	**7,937**	**92**

f) Rural credit requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED performs the service of Rural Credit Requirements by means of loan operations, issuances of securities and investments in financial instruments, and the total balance of funds of R$ 15,137 (R$ 15,273 at 12/31/2025) and the requirements of investment of R$ 15,224 (R$ 14,975 at 12/31/2025), which represents 99% (102% at 12/31/2025). Costs for compliance with the regulations were R$ 51 (R$ 182 at 12/31/2025).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 92

g) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	06/30/2026			12/31/2025		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,556**	**(645)**	**1,911**	**2,618**	**(612)**	**2,006**
Non-current	**8,616**	**(2,453)**	**6,163**	**8,799**	**(2,420)**	**6,379**
From 1 to 2 years	1,958	(490)	1,468	2,023	(484)	1,539
From 2 to 3 years	1,503	(377)	1,126	1,495	(371)	1,124
From 3 to 4 years	1,230	(288)	942	1,254	(288)	966
From 4 to 5 years	732	(227)	505	755	(223)	532
Over 5 years	3,193	(1,071)	2,122	3,272	(1,054)	2,218
Total	**11,172**	**(3,098)**	**8,074**	**11,417**	**(3,032)**	**8,385**

Revenues from finance leases were R$ 399 (R$ 405 at 01/01 to 06/30/2025).

Note 9 - Other assets and liabilities

a) Other assets

	Note	06/30/2026	12/31/2025
Financial		**68,326**	**61,614**
Trading and intermediation of securities		26,769	24,085
Deposits in guarantee - Contingent liabilities, provisions and legal obligations	11d	13,886	13,497
Operations without credit granting characteristics, net of provisions		13,467	11,683
Income receivable		4,265	4,206
Net amount receivables from reimbursement of provisions	11c	375	387
Receivables from insurance and reinsurance operations		4,241	3,188
Other financial assets		5,323	4,568
Non-financial		**20,349**	**18,232**
Sundry domestic		6,801	3,817
Sundry foreign		695	770
Prepaid expenses		5,927	5,740
Actuarial assets of post-employment benefit plans	22e	246	256
Other non-financial assets		5,360	6,533
Other		1,320	1,116
Total		**88,675**	**79,846**
Current		**64,112**	**61,004**
Non-current		**24,563**	**18,842**

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 93

b) Other liabilities

	Note	06/30/2026	12/31/2025
Financial		**154,023**	**135,418**
Payment transactions		90,232	88,789
Trading and intermediation of securities		52,298	38,444
Lease liabilities		1,038	578
Transactions related to credit assignments	8e	170	199
Funds to be released		7,964	4,185
Other liabilities		2,321	3,223
Non-financial		**50,893**	**39,734**
Charging and collection of taxes and similar		11,697	590
Social and statutory		12,528	12,221
Sundry foreign		5,276	5,830
Sundry domestic		4,754	6,373
Personnel provision		3,520	2,892
Obligations on official agreements and rendering of payment services		3,363	2,455
Provisions for sundry payments		2,526	2,572
Liabilities of post-employment benefit plans	22e	2,203	2,273
Income receivable		3,313	3,231
Other		1,713	1,297
Total		**204,916**	**175,152**
Current		**194,954**	**167,920**
Non-current		**9,962**	**7,232**

In ITAÚ UNIBANCO HOLDING, other liabilities are mainly represented by Amounts to be paid to related companies in the amount of R$ 40,703 (R$ 39,330 at 12/31/2025).

Note 10 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2c XI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are calculated according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) -** recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 94

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. • Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. • Provision for financial surplus (PEF) - recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. • Supplemental coverage reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations in force. • Provision for redemptions and other amounts to be regularized (PVR) - recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage. • Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) - recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system. II - Premium Bonds: • Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs and covers the portion of the amounts collected for premium bonds. • Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received. • Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held. • Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received. • Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held. 95

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Unearned premiums (PPNG)	6,353	5,465	10	10	-	-	6,363	5,475
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	18	17	369,941	347,593	-	-	369,959	347,610
Redemptions and other unsettled amounts (PVR)	131	82	796	766	-	-	927	848
Financial surplus (PEF)	-	-	661	669	-	-	661	669
Unsettled claims (PSL)	544	474	16	13	-	-	560	487
Claims / events incurred but not reported (IBNR)	401	425	21	24	-	-	422	449
Related expenses (PDR/PDC)	30	30	59	61	-	-	89	91
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	5,015	4,828	5,015	4,828
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	13	10	13	10
Other provisions	155	150	-	-	-	-	155	150
Total technical provisions (a)	**7,632**	**6,643**	**371,504**	**349,136**	**5,028**	**4,838**	**384,164**	**360,617**
Current	**5,148**	**4,691**	**828**	**796**	**5,028**	**4,838**	**11,004**	**10,325**
Non-current	**2,484**	**1,952**	**370,676**	**348,340**	**-**	**-**	**373,160**	**350,292**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Interbank investments	**2,075**	**1,734**	**896**	**755**	**3,284**	**2,604**	**6,255**	**5,093**
Securities and derivatives	**1,894**	**2,786**	**372,229**	**349,737**	**2,295**	**2,773**	**376,418**	**355,296**
PGBL / VGBL fund quotas (1)	-	-	357,425	335,480	-	-	357,425	335,480
Other government securities and corporate securities	1,894	2,786	14,804	14,257	2,295	2,773	18,993	19,816
Receivables from insurance and reinsurance operations (2)	**4,193**	**3,073**	**246**	**102**	**-**	**-**	**4,439**	**3,175**
Credit rights	3,625	2,722	-	-	-	-	3,625	2,722
Other credits	568	351	246	102	-	-	814	453
Total Guarantee Assets (b)	**8,162**	**7,593**	**373,371**	**350,594**	**5,579**	**5,377**	**387,112**	**363,564**
Total Excess Coverage (b-a)	**530**	**950**	**1,867**	**1,458**	**551**	**539**	**2,948**	**2,947**

1) The PGBL and VGBL plans securities portfolios, the ownership and involved risks of which are the customer's responsibility, are recorded as Securities – FVPL, with a counterparty to liabilities in the heading Technical provision for pension plan (note 10a).

2) Recorded under Other assets.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026

96

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Note 11 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. 97

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		06/30/2026				12/31/2025
	Note	Civil	Labor	Other risks	Total	Total
Opening balance - 01/01		**3,152**	**8,846**	**1,393**	**13,391**	**12,486**
(-) Provisions guaranteed by indemnity clause	2c XII	(197)	(565)	-	(762)	(840)
Subtotal		**2,955**	**8,281**	**1,393**	**12,629**	**11,646**
Adjustment / Interest		77	298	-	375	693
Changes in the period reflected in income		**712**	**1,976**	**(4)**	**2,684**	**4,926**
Increase		984	2,194	1	3,179	6,278
Reversal		(272)	(218)	(5)	(495)	(1,352)
Payment / Transfer		(740)	(1,357)	11	(2,086)	(4,636)
Subtotal		**3,004**	**9,198**	**1,400**	**13,602**	**12,629**
(+) Provisions guaranteed by indemnity clause	2c XII	197	519	-	716	762
Closing balance		**3,201**	**9,717**	**1,400**	**14,318**	**13,391**
Current		**1,591**	**3,184**	**421**	**5,196**	**5,297**
Non-current		**1,610**	**6,533**	**979**	**9,122**	**8,094**

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

		06/30/2026			12/31/2025
	Note	Legal obligation - Note 20c	Tax and social security obligations	Total	Total
Opening balance - 01/01		**1,942**	**2,458**	**4,400**	**6,723**
(-) Provisions guaranteed by indemnity clause	2c XII	-	(87)	(87)	(83)
Subtotal		**1,942**	**2,371**	**4,313**	**6,640**
Adjustment / Interest [(1)]		52	73	125	929
Changes in the period reflected in income		**(132)**	**3**	**(129)**	**(1,293)**
Increase		-	29	29	579
Reversal		(132)	(26)	(158)	(1,872)
Payment		(7)	(47)	(54)	(1,963)
Subtotal		**1,855**	**2,400**	**4,255**	**4,313**
(+) Provisions guaranteed by indemnity clause	2c XII	-	89	89	87
Closing balance		**1,855**	**2,489**	**4,344**	**4,400**
Current		-	-	-	-
Non-current		**1,855**	**2,489**	**4,344**	**4,400**

1) The amounts are included in the headings Tax Expenses, Operating Expenses and Current Income Tax ans Social Contribution.

The main discussions related to Tax and social security obligations are described below:

- ISS on banking revenue – R$ 507: The requirement, by several municipalities, of the ISS on various revenues arising from banking activities that are not usually classified as services provision is being challenged.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 98

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 • Management’s variable compensation – R$ 426: The deductibility is challenged in the calculation of the actual profit of management’s variable compensation in kind in the calculation of income tax, due to undue restriction of the Federal Revenue Service.The balance of the deposits in guarantee is R$ 498. III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In Civil lawsuits with possible loss, total estimated risk is R$ 4,393 (R$ 4,043 at 12/31/2025), and in this total there are no amounts arising from interests in Joint ventures. For Labor claims with possible loss, estimated risk is R$ 1,208 (R$ 1,236 at 12/31/2025). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 42,873 (R$ 42,145 at 12/31/2025), and the main cases are described below: • ISS – Banking activities/Provider establishment – R$ 9,651: the levy and/or payment place of ISS for certain banking revenues are discussed. • IRPJ and CSLL – Disallowance of losses – R$ 6,049: tax assessments were issued for the collection of IRPJ and CSLL due to alleged insufficiency of tax loss balances and CSLL tax loss offset in the calculation of these taxes because the Federal Revenue Service understands that vaious administrative proceedings and lawsuits which have not yet been considered final and unappealable would definitively impact said balances. • IRPJ, CSLL, PIS and COFINS – Funding expenses – R$ 6,019: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies. • IRPJ and CSLL - Deductibility of loss in loan operations - R$ 3,825: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans. • CSLL, PIS and COFINS - Reversal of revenues from depreciation in excess – R$ 3,792: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations. • INSS – Non-compensatory amounts – R$ 2,754: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 2,511: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Goodwill – Deduction – R$ 1,440: the deductibility of goodwill for future expected profitability on the acquisition of investments. 99

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 375 (R$ 387 at 12/31/2025) (note 9a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in civil and labor provisions.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED basically consist of:

		06/30/2026				12/31/2025
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	9a	1,610	2,052	10,224	13,886	13,497
Investment fund quotas		262	42	-	304	322
Surety		81	15	6,451	6,547	5,510
Insurance bond		2,744	2,468	21,342	26,554	25,641
Guarantee by government securities		-	-	434	434	411
Total		**4,697**	**4,577**	**38,451**	**47,725**	**45,381**

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 100

Note 12 - Investments

ITAÚ UNIBANCO HOLDING	Book value 12/31/2025						Changes from 01/01 to 06/30/2026										
	Book value								Equity in earnings of subsidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria (1)	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued (2)	Net Income / (Loss)	Adjustments to investor criteria (1)	Unrealized results and other	Total	Changes in exchange rates and Investment Hedge - Functional currency other than Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 06/30/2026 (4)	Equity in earnings of subsidiaries from 01/01 to 06/30/2025
Subsidiaries																	
In Brazil	**179,226**	**1,204**	**1,871**	**(2)**	**-**	**182,299**	**-**	**(16,589)**	**22,545**	**367**	**(566)**	**22,346**	**(1,148)**	**(142)**	**502**	**187,268**	**19,499**
Itaú Unibanco S.A.	156,353	1,206	1,703	1	-	159,263	-	(13,950)	19,760	326	(568)	19,518	(1,130)	(21)	(818)	162,862	17,422
Redecard Instituição de Pagamento S.A.	7,693	-	3	(3)	-	7,693	-	-	290	1	-	291	-	(2)	-	7,982	356
Itaú BBA Assessoria Financeira S.A.	3,031	1	63	-	-	3,095	-	(780)	744	33	-	777	(3)	(52)	-	3,037	-
Itaú Corretora de Valores S.A.	3,383	-	17	-	-	3,400	-	(250)	324	4	-	328	-	(3)	-	3,475	106
Itauseg Participações S.A.	3,422	-	-	-	-	3,422	-	(740)	575	-	-	575	(2)	(45)	(1)	3,209	465
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,284	(4)	-	-	-	1,280	-	(80)	72	-	-	72	-	-	-	1,272	58
Other interests	4,060	1	85	-	-	4,146	-	(789)	780	3	2	785	(13)	(19)	1,321	5,431	1,092
Foreign	**10,753**	**1,856**	**-**	**2**	**11**	**12,622**	**(11)**	**(461)**	**1,183**	**-**	**1**	**1,184**	**(925)**	**(6)**	**-**	**12,403**	**851**
Banco Itaú Chile	5,016	881	-	-	11	5,908	(11)	(385)	267	-	-	267	(363)	13	-	5,429	205
Banco Itaú Uruguay S.A.	4,715	677	-	3	-	5,395	-	-	808	-	-	808	(458)	(17)	-	5,728	477
Other interests	1,022	298	-	(1)	-	1,319	-	(76)	108	-	1	109	(104)	(2)	-	1,246	169
Total	**189,979**	**3,060**	**1,871**	**-**	**11**	**194,921**	**(11)**	**(17,050)**	**23,728**	**367**	**(565)**	**23,530**	**(2,073)**	**(148)**	**502**	**199,671**	**20,350**

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as Income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.
4) The balances presented do not consider capital reduction in the process of approval by BACEN and possible opposition from creditors, pursuant to article 174 of the Brazilian Corporate Law.

Companies	Capital	Stockholders' equity	Net Income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 06/30/2026	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	76,200	162,861	19,760	3,514,908,377	3,404,188,272	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	23,923	41,208	1,497	348,555,621	-	-	19.37%	19.37%
Itaú BBA Assessoria Financeira S.A.	1,310	3,040	745	283,053,886	566,107,772	-	99.95%	99.95%
Itaú Corretora de Valores S.A.	1,650	3,475	324	32,882,585	970,956	-	100.00%	100.00%
Itauseg Participações S.A.	6,965	12,146	2,175	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	645	1,272	72	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	17,641	20,742	1,016	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	559	5,725	808	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 133 (R$ (18) from 01/01 to 06/30/2025) and is allocated in the heading Income on securities, derivatives and other in the Statement of Income.

In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (3,982) (R$ (4,141) from 01/01 to 06/30/2025).

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101

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING. 06/30/2026 12/31/2025 01/01 to 06/30/2026 01/01 to 06/30/2025 Total assets Contingent liabilities Other liabilities Total Assets Contingent Liabilities Other Liabilities Other comprehensive income Total comprehensive income Other comprehensive income Total comprehensive income In Brazil Itaú Unibanco S.A. 2,315,957 14,944 56,146 2,218,844 13,542 34,683 (1,449) 18,659 (4,974) 12,073 Redecard Instituição de Pagamento S.A. 178,389 134 87,236 159,478 95 84,614 - 1,497 (4) 1,829 Itaú BBA Assessoria Financeira S.A. 3,576 - 340 4,004 - 462 (30) 726 138 637 Itaú Corretora de Valores S.A. 7,590 17 3,751 8,946 18 5,173 - 324 - 104 Itauseg Participações S.A. 13,384 - - 14,207 - 43 (244) 2,036 1,242 3,058 Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,429 78 1 1,430 76 2 (1) 71 1 58 Foreign Banco Itaú Chile 208,212 52 7,590 209,744 55 9,848 (1,363) (347) 2,631 3,410 Banco Itaú Uruguay S.A. 52,160 - 767 51,214 - 889 (476) 332 494 971 102

Note 13 - Lease Operations - Lessee

The accounting policy on Lease operations (lessee) is presented in Note 2c VII.

During the period ended 06/30/2026, total cash outflow with lease amounted to R$ 110 and lease agreements in the amount of R$ 302 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	06/30/2026	12/31/2025
Up to 3 months	57	48
3 months to 1 year	168	135
From 1 to 5 years	741	511
Over 5 years	411	289
Total financial liability	**1,377**	**983**

Lease amounts recognized in the consolidated statement of income:

	01/01 to 06/30/2026	01/01 to 06/30/2025
Sublease revenues	23	17
Depreciation expenses	(86)	(15)
Interest expenses	(55)	(11)
Lease expenses for low value assets	(56)	(48)
Variable expenses not included in lease liabilities	(19)	(22)
Total	**(193)**	**(79)**

In the periods from 01/01 to 06/30/2026 and from 01/01 to 06/30/2025, there was no impairment adjustment.

Note 14 - Fixed assets

The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2c VIII, 2c X.

Fixed assets	06/30/2026					12/31/2025
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real estate		**10,519**	**(4,302)**	**(554)**	**5,663**	**5,774**
Land		1,889	-	-	1,889	1,912
Buildings and improvements	4% to 10%	8,630	(4,302)	(554)	3,774	3,862
Other fixed assets		**17,102**	**(12,698)**	**(68)**	**4,336**	**3,821**
Installations and furniture	10% to 20%	3,660	(2,829)	(17)	814	840
Data processing systems	20% to 50%	9,783	(8,344)	(51)	1,388	1,222
Works of art		153	-	-	153	155
Right of use		1,109	(114)	-	995	561
Other (1)	10% to 20%	2,397	(1,411)	-	986	1,043
Total		**27,621**	**(17,000)**	**(622)**	**9,999**	**9,595**

1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

There are no contractual commitments for the purchase of fixed assets during the period.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 103

Note 15 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2c IX, 2c X.

	Goodwill and intangible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [(1)]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2025	**12,966**	**2,391**	**6,673**	**27,828**	**8,275**	**58,133**
Acquisitions	2,465	-	270	2,411	226	**5,372**
Termination / write-offs	(26)	-	(1)	(94)	(192)	**(313)**
Exchange variation	(651)	30	(84)	(124)	(82)	**(911)**
Other	-	(8)	8	(8)	-	**(8)**
Balance at 06/30/2026	**14,754**	**2,413**	**6,866**	**30,013**	**8,227**	**62,273**
Amortization						
Balance at 12/31/2025	**(10,788)**	**(1,457)**	**(4,833)**	**(14,917)**	**(5,311)**	**(37,306)**
Amortization expenses	(338)	(35)	(262)	(1,724)	(632)	**(2,991)**
Termination / write-offs	-	-	1	-	192	**193**
Exchange variation	536	(5)	47	84	81	**743**
Other	31	8	(6)	-	(16)	**17**
Balance at 06/30/2026	**(10,559)**	**(1,489)**	**(5,053)**	**(16,557)**	**(5,686)**	**(39,344)**
Impairment						
Balance at 12/31/2025	**(1,329)**	**(755)**	**(174)**	**(1,884)**	**(100)**	**(4,242)**
Increase	-	-	-	(22)	-	**(22)**
Exchange variation	109	(27)	-	-	-	**82**
Balance at 06/30/2026	**(1,220)**	**(782)**	**(174)**	**(1,906)**	**(100)**	**(4,182)**
Book value						
Balance at 06/30/2026	**2,975**	**142**	**1,639**	**11,550**	**2,441**	**18,747**
Balance at 12/31/2025	**849**	**179**	**1,666**	**11,027**	**2,864**	**16,585**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (659) (R$ (1,297) from 01/01 to 12/31/2025), is disclosed under the heading Expenses related to financial operations.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026
104

Note 16 - Funding and borrowing and onlending

The accounting policy on Securities sold under agreements to resell, funds from acceptance and issuance of securities, borrowing and onlending, and subordinated debt is presented in Note 2c IV.

a) Summary

	Note	06/30/2026	12/31/2025
		Amortized cost	Amortized cost
Deposits	16b	1,134,485	1,114,482
Securities sold under repurchase agreements	16c	482,856	456,158
Debt instruments	16d	423,499	415,630
Borrowing and onlending	16e	132,402	147,164
Total		**2,173,242**	**2,133,434**
Current		**1,059,139**	**1,139,283**
Non-current		**1,114,103**	**994,151**

b) Deposits

	06/30/2026	12/31/2025
	Amortized cost	Amortized cost
Interest-bearing deposits	**1,004,935**	**978,478**
Savings deposits	172,240	177,305
Interbank deposits	9,743	11,530
Time deposits	822,952	789,643
Non-interest bearing deposits	**129,550**	**136,004**
Demand deposits	127,671	135,383
Other deposits	1,879	621
Total	**1,134,485**	**1,114,482**
Current	**449,002**	**527,366**
Non-current	**685,483**	**587,116**

In ITAÚ UNIBANCO HOLDING, Deposits are mainly represented by Interbank deposits in the amount of R$ 106,118 (R$ 99,318 at 12/31/2025) .

c) Securities sold under repurchase agreements

	06/30/2026	12/31/2025
	Amortized cost	Amortized cost
Own portfolio	**327,899**	**201,610**
Government securities	220,139	112,063
Corporate securities	55,044	56,586
Own issue	2	2
Securities abroad	52,714	32,959
Third-party portfolio	**75,097**	**176,043**
Free portfolio	**79,860**	**78,505**
Total	**482,856**	**456,158**
Current	**404,688**	**384,859**
Non-current	**78,168**	**71,299**

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 105

d) Debt instruments

I - Debt instruments

	06/30/2026	12/31/2025
	Amortized cost	Amortized cost
Emissions funds	**264,029**	**265,486**
Financial bills	51,138	61,161
Real estate credit bills	80,533	71,121
Rural credit bills	57,613	64,644
Guaranteed real estate bills	70,332	64,438
Debentures	4,413	4,122
Foreign loans through securities	**78,490**	**76,420**
Brazil risk note programme	12,405	13,171
Structure note issued	8,977	10,419
Bonds	39,785	40,282
Fixed rate notes	11,024	9,300
Eurobonds	40	79
Other	6,259	3,169
Structured operations certificates	**27,816**	**25,577**
Debt instruments with subordination clauses	**53,164**	**48,147**
Financial bills	46,110	37,900
Euronotes	-	2,755
Bonds	7,054	7,492
Total	**423,499**	**415,630**
Current	**103,873**	**108,419**
Non-current	**319,626**	**307,211**

II - Guaranteed real estate notes

Guaranteed real estate bills (LIGs) are registered, transferable and free trade credit securities, which are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Termo de emissão registrado", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

II.I – Breakdown of asset portfolio

The asset portfolio linked to LIGs corresponds to 2.34% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

	06/30/2026	12/31/2025
Real estate loans	70,569	67,801
Government securities - Brazil	4,808	4,496
Total asset portfolio	**75,377**	**72,297**
Total adjusted asset portfolio	**75,377**	**72,297**
Liabilities for issue of LIGs	**70,332**	**64,438**
Remuneration of the fiduciary agent	**3**	**3**

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 106

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 II.II - Requirements of asset portfolio 06/30/2026 12/31/2025 Breakdown 93.6% 93.8% Sufficiency Notional amount 107.2% 112.2% Present value under stress 100.1% 100.8% Weighted average term Of the asset portfolio 134.6 months 137.9 months Of outstanding LIGs 27.7 months 30.8 months Liquidity Net assets 11,750 10,313 107

III - Debt instruments with subordination clauses

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	06/30/2026	12/31/2025
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	1,424	1,320
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	988	1,064
	106	2020	2030	IPCA + 4.64%	192	181
	5,488	2021	2031	CDI + 2%	10,619	9,843
	1,005	2022	Perpetual	CDI + 2.4%	1,119	1,035
	1,161	2023	2034	102% of CDI	1,218	1,223
	108	2023	2034	CDI + 0.2%	114	115
	122	2023	2034	10.63%	127	127
	700	2023	Perpetual	CDI + 1.9%	772	715
	107	2023	2034	IPCA + 5.48%	123	119
	530	2024	2034	100% of CDI	548	550
	3,100	2024	2034	CDI + 0.65%	3,978	3,711
	1,000	2024	Perpetual	CDI + 0.9%	1,092	1,018
	2,830	2024	Perpetual	CDI + 1.1%	3,042	2,832
	470	2024	2039	102% of CDI	486	488
	4,984	2025	Perpetual	CDI + 1.25%	5,858	5,449
	3,000	2025	Perpetual	CDI + 1.15%	3,340	3,108
	4,415	2025	Perpetual	CDI + 1.35%	4,607	5,002
	3,315	2026	2036	CDI + 0.55%	3,437	-
	3,000	2026	Perpetual	CDI + 1.1%	3,026	-
				Total	**46,110**	**37,900**
Subordinated euronotes - USD						
	501	2021	2031	3.88%	-	2,755
				Total	**-**	**2,755**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,471	1,573
	97,962	2009	2035	4.75%	1,180	1,256
	1,060,250	2010	2032	4.35%	118	125
	1,060,250	2010	2035	3.90% to 3.96%	273	289
	1,060,250	2010	2036	4.48%	1,301	1,380
	1,060,250	2010	2038	3.93%	948	1,005
	1,060,250	2010	2040	4.15% to 4.29%	730	775
	1,060,250	2010	2042	4.45%	356	378
	57,168	2014	2034	3.80%	453	495
				Total	**6,830**	**7,276**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	224	216
				Total	**224**	**216**
Total					**53,164**	**48,147**

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated financial bills in the amount of R$ 46,110 (R$ 37,899 at 12/31/2025) and Subordinated euronotes in the amount of R$ 0 (R$ 2,769 at 12/31/2025).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 108

e) Borrowing and onlending

	06/30/2026	12/31/2025
	Amortized cost	Amortized cost
Borrowing	**101,778**	**116,496**
In Brazil	3,748	10,616
Foreign [1]	98,030	105,880
Onlending - in Brazil – Official institutions	**30,624**	**30,668**
BNDES	12,492	12,908
FINAME	15,601	15,445
Other	2,531	2,315
Total	**132,402**	**147,164**
Current	**101,578**	**118,637**
Non-current	**30,824**	**28,527**

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

Note 17 - Fair value

The accounting policy on fair value of financial instruments is presented in note 2c IV.

a) Financial assets and liabilities measured at fair value

The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.

Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 109

I - Fair value of financial assets and liabilities

	06/30/2026				12/31/2025			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Financial assets	**439,076**	**416,181**	**1,147**	**856,404**	**422,831**	**365,715**	**409**	**788,955**
Financial assets at fair value through other comprehensive income	**172,554**	**6,621**	**519**	**179,694**	**156,022**	**3,666**	**253**	**159,941**
Government securities	**166,370**	**2,886**	**-**	**169,256**	**148,318**	**-**	**-**	**148,318**
Brazil	111,348	-	-	111,348	109,191	-	-	109,191
Latin America	31,090	2,598	-	33,688	25,143	-	-	25,143
Abroad	23,932	288	-	24,220	13,984	-	-	13,984
Corporate securities	**5,408**	**3,678**	**504**	**9,590**	**6,986**	**3,606**	**251**	**10,843**
Rural product note	-	960	-	960	-	-	-	-
Bank deposit certificate	-	286	-	286	-	167	-	167
Real estate receivable certificate	-	221	-	221	-	222	-	222
Debentures	1,118	891	464	2,473	2,265	1,916	251	4,432
Eurobonds and other	4,290	1,275	-	5,565	4,721	1,170	-	5,891
Financial bills	-	4	-	4	-	5	-	5
Promissory notes	-	1	-	1	-	-	-	-
Other	-	40	40	80	-	126	-	126
Shares	**776**	**57**	**15**	**848**	**718**	**60**	**2**	**780**
Financial assets at fair value through profit or loss	**266,522**	**409,560**	**628**	**676,710**	**266,809**	**362,049**	**156**	**629,014**
Government securities	**254,473**	**29,939**	**-**	**284,412**	**250,624**	**3,941**	**-**	**254,565**
Brazil	246,462	3,531	-	249,993	228,766	3,938	-	232,704
Latin America	7,475	25,232	-	32,707	21,457	3	-	21,460
Abroad	536	1,176	-	1,712	401	-	-	401
Corporate securities	**5,212**	**4,415**	**70**	**9,697**	**5,988**	**3,444**	**52**	**9,484**
Rural product note	-	320	-	320	-	165	-	165
Bank deposit certificate	293	7	-	300	-	80	-	80
Real estate receivable certificate	41	701	4	746	76	583	-	659
Debentures	2,193	2,730	57	4,980	2,760	1,495	50	4,305
Eurobonds and other	2,453	29	-	2,482	2,542	97	-	2,639
Financial bills	-	271	-	271	-	386	-	386
Promissory notes	-	19	-	19	-	19	-	19
Other	232	338	9	579	610	619	2	1,231
Shares	**5,136**	**11,814**	**558**	**17,508**	**8,417**	**12,945**	**104**	**21,466**
Investment funds	**1,701**	**5,967**	**-**	**7,668**	**1,780**	**6,239**	**-**	**8,019**
Specially organized investment funds (PGBL/ VGBL)	**-**	**357,425**	**-**	**357,425**	**-**	**335,480**	**-**	**335,480**
Other financial assets	**38**	**2,443**	**-**	**2,481**	**-**	**3,092**	**-**	**3,092**
Non-financial assets	**3,246**	**-**	**-**	**3,246**	**4,139**	**-**	**-**	**4,139**
Other financial liabilities	**-**	**(1,185)**	**-**	**(1,185)**	**-**	**(1,629)**	**-**	**(1,629)**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2026				12/31/2025			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Assets	**244**	**99,162**	**448**	**99,854**	**21**	**72,909**	**381**	**73,311**
Options	58	12,151	103	12,312	-	11,650	19	11,669
Forward	186	22,010	15	22,211	4	4,556	17	4,577
Swaps	-	52,450	330	52,780	-	46,839	345	47,184
NDF	-	11,305	-	11,305	-	8,351	-	8,351
Credit derivatives	-	398	-	398	-	615	-	615
Other	-	848	-	848	17	898	-	915
Liabilities	**(1,051)**	**(89,474)**	**(1,719)**	**(92,244)**	**(417)**	**(67,919)**	**(1,582)**	**(69,918)**
Options	(37)	(8,496)	(141)	(8,674)	(30)	(8,200)	(22)	(8,252)
Forward	(994)	(21,926)	(11)	(22,931)	(337)	(4,030)	(15)	(4,382)
Swaps	-	(45,317)	(1,567)	(46,884)	-	(44,215)	(1,545)	(45,760)
NDF	-	(13,296)	-	(13,296)	-	(10,929)	-	(10,929)
Credit derivatives	-	(275)	-	(275)	-	(367)	-	(367)
Other	(20)	(164)	-	(184)	(50)	(178)	-	(228)

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 110

II - Result of fair value adjustment of assets and liabilities

	01/01 to 06/30/2026				01/01 to 06/30/2025			
	Level 1	Level 2	Level 3	Adjustment to fair value	Level 1	Level 2	Level 3	Adjustment to fair value
Financial assets	**(2,321)**	**(877)**	**(1,557)**	**(4,755)**	**8,365**	**336**	**(90)**	**8,611**
Financial assets at fair value through other comprehensive income	**(1,136)**	**(154)**	**(21)**	**(1,311)**	**1,626**	**62**	**(4)**	**1,684**
Government securities	**(1,210)**	**(3)**	**-**	**(1,213)**	**1,392**	**-**	**-**	**1,392**
Brazil	(1,024)	-	-	(1,024)	1,272	-	-	1,272
Latin America	(83)	2	-	(81)	49	-	-	49
Abroad	(103)	(5)	-	(108)	71	-	-	71
Corporate securities	**32**	**(152)**	**(20)**	**(140)**	**73**	**57**	**(5)**	**125**
Rural product note	-	(59)	-	(59)	-	-	-	-
Bank deposit certificates	-	4	-	4	-	-	-	-
Real estate receivables certificates	-	(12)	-	(12)	-	-	-	-
Debentures	(39)	(29)	(13)	(81)	28	30	(5)	53
Eurobonds and other	92	(27)	-	65	45	27	-	72
Financial bills	(21)	(23)	12	(32)	-	-	-	-
Other	-	(6)	(19)	(25)	-	-	-	-
Shares	**42**	**1**	**(1)**	**42**	**161**	**5**	**1**	**167**
Financial assets at fair value through profit or loss	**(1,185)**	**(723)**	**(1,536)**	**(3,444)**	**6,739**	**274**	**(86)**	**6,927**
Government securities	**(809)**	**(18)**	**-**	**(827)**	**5,881**	**60**	**-**	**5,941**
Brazil	(969)	(79)	-	(1,048)	5,754	60	-	5,814
Latin America	160	63	-	223	70	-	-	70
Abroad	-	(2)	-	(2)	57	-	-	57
Corporate securities	**(92)**	**(115)**	**(35)**	**(242)**	**165**	**134**	**8**	**307**
Rural product note	-	(42)	-	(42)	-	1	-	1
Bank deposit certificates	-	(2)	-	(2)	-	-	-	-
Real estate receivables certificates	1	(10)	(11)	(20)	(2)	16	-	14
Debentures	(73)	(66)	(17)	(156)	132	92	7	231
Eurobonds and other	(21)	(6)	-	(27)	35	2	1	38
Financial bills	-	(2)	-	(2)	-	(2)	-	(2)
Other	1	13	(7)	7	-	25	-	25
Shares	**(269)**	**(584)**	**(1,501)**	**(2,354)**	**625**	**(291)**	**(94)**	**240**
Investment funds	**(15)**	**(6)**	**-**	**(21)**	**68**	**371**	**-**	**439**
Derivative - assets	**331**	**24,373**	**89**	**24,793**	**321**	**(15,427)**	**(214)**	**(15,320)**
Options	58	479	106	643	-	(1,068)	(27)	(1,095)
Forward	121	15,574	(2)	15,693	324	(3,218)	-	(2,894)
Swaps	-	5,611	(15)	5,596	-	(10,954)	(186)	(11,140)
NDF - Non deliverable forward	-	2,953	-	2,953	-	(102)	-	(102)
Credit derivatives	-	(216)	-	(216)	-	82	(1)	81
Other	152	(28)	-	124	(3)	(167)	-	(170)
Derivative - liabilities	**889**	**(19,529)**	**(140)**	**(18,780)**	**(45)**	**10,891**	**(411)**	**10,435**
Options	(6)	(293)	(122)	(421)	-	(386)	24	(362)
Forward	890	(15,872)	4	(14,978)	(58)	4,310	(6)	4,246
Swaps	-	(1,102)	(22)	(1,124)	-	6,608	(429)	6,179
NDF - Non deliverable forward	-	(2,367)	-	(2,367)	5	(166)	-	(161)
Credit derivatives	-	92	-	92	-	556	-	556
Other	5	13	-	18	8	(31)	-	(23)

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 111

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate database.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Changes in the fair value hierarchy

In the periods, there were no material transfer between Level 1 and Level 2.

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options.

	Fair value at 12/31/2025	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 06/30/2026	Total gains or losses (Unrealized)
		Income	Other comprehensive income					
Financial assets	**409**	**(4)**	**4**	**195**	**(2)**	**545**	**1,147**	**(1,700)**
At fair value through other comprehensive income	**253**	**(5)**	**4**	**175**	**(2)**	**94**	**519**	**(22)**
Corporate securities	**251**	**(5)**	**4**	**175**	**-**	**79**	**504**	**(22)**
Debentures	251	(5)	4	175	-	39	464	(3)
Other	-	-	-	-	-	40	40	(19)
Shares	**2**	**-**	**-**	**-**	**(2)**	**15**	**15**	**-**
At fair value through profit or loss	**156**	**1**	**-**	**20**	**-**	**451**	**628**	**(1,678)**
Corporate securities	**52**	**(13)**	**-**	**20**	**-**	**11**	**70**	**(21)**
Real estate receivable certificates	-	(1)	-	-	-	5	4	(11)
Debentures	50	-	-	-	-	7	57	(3)
Other	2	(12)	-	20	-	(1)	9	(7)
Shares	**104**	**14**	**-**	**-**	**-**	**440**	**558**	**(1,657)**
Derivatives - assets	**381**	**(272)**	**-**	**722**	**(377)**	**(6)**	**448**	**(16)**
Forward	17	(2)	-	-	-	-	15	-
Options	19	(9)	-	132	(39)	-	103	(14)
Swaps	345	(261)	-	590	(338)	(6)	330	(2)
Derivatives - liabilities	**(1,582)**	**503**	**-**	**(2,212)**	**1,540**	**32**	**(1,719)**	**630**
Forward	(15)	4	-	-	-	-	(11)	-
Options	(22)	(36)	-	(108)	25	-	(141)	(39)
Swaps	(1,545)	535	-	(2,104)	1,515	32	(1,567)	669

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 112

Sensitivity analysis of level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Shocks of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, index and shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to asset prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 operations		**06/30/2026**		**12/31/2025**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(5.0)	(0.2)	(5.6)	(0.1)
	II	(126.3)	(6.6)	(142.1)	(3.2)
	III	(252.4)	(13.1)	(284.7)	(6.4)
Commodities, indexes and shares	I	(31.1)	-	(5.4)	-
	II	(62.3)	-	(10.8)	-
Nonlinear	I	(60.9)	-	(25.5)	-
	II	(122.3)	-	(40.8)	-

b) Financial assets and liabilities not measured at fair value

	06/30/2026		**12/31/2025**	
	Book value	**Fair value**	**Book value**	**Fair value**
Financial assets at amortized cost [(1)]	**2,114,687**	**2,109,842**	**2,084,466**	**2,083,607**
Cash	35,351	35,351	37,144	37,144
Interbank investments	312,547	312,547	340,388	340,388
Securities	168,440	166,569	136,461	135,883
Interbank and interbranch accounts	297,718	297,718	282,008	282,008
Operations with credit granting characteristics	1,234,786	1,231,812	1,229,943	1,229,662
Other financial assets	65,845	65,845	58,522	58,522
Financial liabilities at amortized cost	**2,439,902**	**2,436,070**	**2,377,184**	**2,380,433**
Deposits	1,134,485	1,134,419	1,114,482	1,114,530
Securities sold under repurchase agreements	482,856	482,856	456,158	456,158
Debt instruments	423,499	419,554	415,630	419,130
Borrowing and onlending	132,402	132,581	147,164	146,865
Other financial liabilities	152,838	152,838	133,789	133,789
Interbank and interbranch accounts	113,822	113,822	109,961	109,961

1) Amounts presented net of the provision for expected loss.

The methods used to estimate the fair value of financial instruments not measured at fair value are:

- **Interbank investments -** The book value of Securities purchased under agreements to resell is close to their fair value and the fair value of Interbank deposits is calculated by discounting estimated cash flows at market interest rates.

- **Securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 113

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Operations with credit granting characteristics - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. For the securities with credit granting characteristics, under normal conditions, quoted market prices are used, and for those that do not have liquidity or quotation, they are priced by conventional or internal models. • Deposits, debit instruments and borrowing and onlending - They are calculated by discounting estimated cash flows at market interest rates. • Securities sold under repurchase agreements - The book value for these instruments is close to their fair values. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING CONSOLIDATED to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Note 18 - Stockholders' equity a) Capital Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 114

		06/30/2026			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2025	5,567,132,399	1,333,956,149	6,901,088,548	85,684
Residents abroad	12/31/2025	50,610,578	4,075,170,066	4,125,780,644	51,226
Shares of capital stock	**12/31/2025**	**5,617,742,977**	**5,409,126,215**	**11,026,869,192**	**136,910**
Shares of capital stock	**06/30/2026**	**5,617,742,977**	**5,409,126,215**	**11,026,869,192**	**136,910**
Residents in Brazil	06/30/2026	5,510,336,692	1,520,441,602	7,030,778,294	87,294
Residents abroad	06/30/2026	107,406,285	3,888,684,613	3,996,090,898	49,616
Treasury shares (1)	**12/31/2025**	**-**	**344,662**	**344,662**	**(13)**
Acquisition of treasury shares		-	36,555,258	36,555,258	(1,760)
Result of delivery of treasure shares		-	(31,903,270)	(31,903,270)	1,533
Treasury shares (1)	**06/30/2026**	**-**	**4,996,650**	**4,996,650**	**(240)**
Number of total shares at the end of the period (2)	**06/30/2026**	**5,617,742,977**	**5,404,129,565**	**11,021,872,542**	
Number of total shares at the end of the period (2)	**12/31/2025**	**5,617,742,977**	**5,408,781,553**	**11,026,524,530**	

1) Own shares purchased based on authorization of the Board of Directors to be held in Treasury for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:

	06/30/2026		12/31/2025	
Cost / Market value	**Common**	**Preferred**	**Common**	**Preferred**
Minimum	-	45.38	-	32.81
Weighted average	-	48.11	-	37.91
Maximum	-	49.65	-	41.36
Treasury shares				
Average cost	-	48.06	-	36.94
Market value on the last day of the base date	44.27	42.18	36.35	39.23

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	01/01 to 06/30/2026	01/01 to 06/30/2025
Statutory individual net income	23,205	22,251
Adjustments:		
(-) Legal reserve - 5%	(1,160)	(1,113)
Dividend calculation basis	**22,045**	**21,138**
Minimum mandatory dividend - 25%	5,511	5,285
Dividends and Interest on Capital Paid / Accrued / Identified	**7,455**	**7,320**

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 115

II - Stockholders' yields

	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**1,002**	**(175)**	**827**
Interest on capital - 5 monthly installment paid from February to June 2026	0.0150	1,002	(175)	827
Accrued (recorded in Other liabilities – Social and statutory)		**8,034**	**(1,406)**	**6,628**
Interest on capital - 1 monthly installment paid on 07/01/2026	0.0150	200	(35)	165
Interest on capital - credited on 02/26/2026 to be paid until 08/31/2026	0.2878	3,845	(673)	3,172
Interest on capital - credited on 05/28/2026 to be paid until 08/31/2026	0.2986	3,989	(698)	3,291
Total - 01/01 to 06/30/2026		**9,036**	**(1,581)**	**7,455**
Total - 01/01 to 06/30/2025		**8,612**	**(1,292)**	**7,320**

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	06/30/2026	12/31/2025
Capital reserves	**2,008**	**2,873**
Premium on subscription of shares	284	284
Share-based payment	1,723	2,588
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves (1)	**71,411**	**57,107**
Legal (2)	18,792	17,632
Statutory (3)	52,619	39,475

1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.

2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

3) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (note 2c I)

	Net income		Stockholders' equity	
	01/01 to 06/30/2026	01/01 to 06/30/2025	06/30/2026	12/31/2025
ITAÚ UNIBANCO HOLDING	**23,205**	**22,251**	**207,648**	**195,980**
Amortization of goodwill	(1)	(1)	-	1
Hedge in foreign operations	(95)	276	(1,067)	(835)
Other	1,010	(353)	1,931	1,000
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**24,119**	**22,173**	**208,512**	**196,146**

e) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2026	12/31/2025	01/01 to 06/30/2026	01/01 to 06/30/2025
Banco Itaú Chile	6,745	7,314	(331)	(254)
Itaú Colombia S.A.	24	22	(1)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	660	692	(98)	(102)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	1,122	1,062	(109)	(89)
Other	662	394	(23)	(39)
Total	**9,213**	**9,484**	**(562)**	**(484)**

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 116

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 06/30/2026 01/01 to 06/30/2025 Partner plan (260) (231) Share-based plan (337) (295) Total (597) (526) I - Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner program 01/01 to 06/30/2026 01/01 to 06/30/2025 Quantity Quantity (1) Opening balance 102,020,356 84,186,167 New 22,965,261 33,444,044 Delivered (15,573,032) (14,531,958) Cancelled (1,781,972) (579,102) Closing balance 107,630,613 102,519,151 Weighted average of remaining contractual life (years) 2.43 2.69 Market value weighted average (R$) 33.02 22.53 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. 117

II - Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date, less expected dividends.

Change in share-based variable compensation

	01/01 to 06/30/2026	01/01 to 06/30/2025
	Quantity	Quantity (1)
Opening balance	**49,801,714**	**47,813,732**
New	16,961,800	26,271,288
Delivered	(22,949,264)	(23,964,257)
Cancelled	(621,983)	(440,945)
Closing balance	**43,192,267**	**49,679,818**
Weighted average of remaining contractual life (years)	**1.32**	**1.40**
Market value weighted average (R$)	**39.69**	**26.46**

1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates.

Note 19 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.
- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd., this until 12/31/2025 (note 3); Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.
- Other related parties:
  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.
  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 118

- Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

- Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties

ITAÚ UNIBANCO HOLDING CONSOLIDATED	06/30/2026				12/31/2025
	Parent companies	Associates and joint ventures	Other related parties	Total	Total
Assets					
Interbank investments	-	1,961	-	1,961	1,328
Loan operations	-	279	421	700	640
Securities and derivative (assets and liabilities) [1]	-	819	4,704	5,523	4,175
Other assets	-	560	285	845	707
Total assets	**-**	**3,619**	**5,410**	**9,029**	**6,850**
Liabilities					
Deposits	(50)	(107)	(1,221)	(1,378)	(1,286)
Securities sold under repurchase agreements	-	(22)	(526)	(548)	(1,080)
Debt instruments	-	(20)	(183)	(203)	(297)
Interbank and interbranch accounts (assets and liabilities)	-	(348)	-	(348)	(290)
Other liabilities	-	(350)	(4,080)	(4,430)	(4,463)
Total liabilities	**(50)**	**(847)**	**(6,010)**	**(6,907)**	**(7,416)**
	01/01 to 06/30/2026				01/01 to 06/30/2025
Statement of Income					
Income related to financial operations	-	194	270	464	169
Expenses related to financial operations	(2)	(9)	(117)	(128)	(397)
Other operating revenues / (expenses)	3	85	(266)	(178)	(453)
Income	**1**	**270**	**(113)**	**158**	**(681)**

1) Includes Securities with credit granting characteristics.

ITAÚ UNIBANCO HOLDING	06/30/2026					12/31/2025
	Parent companies	Subsidiaries [1]	Associates and joint ventures	Other related parties	Total	Total
Assets						
Interbank investments	-	43,878	-	-	43,878	31,305
Loan operations	-	12	2	3	17	14
Securities and derivative (assets and liabilities)	-	42,796	-	12	42,808	35,117
Other assets	-	133	-	-	133	116
Total assets	**-**	**86,819**	**2**	**15**	**86,836**	**66,552**
Liabilities						
Deposits	-	(106,118)	-	-	(106,118)	(99,318)
Debt instruments	-	(21)	-	-	(21)	(81)
Interbank and interbranch accounts (assets and liabilities)	-	(610)	(348)	-	(958)	(1,213)
Other liabilities	-	(40,799)	-	(130)	(40,929)	(39,579)
Total liabilities	**-**	**(147,548)**	**(348)**	**(130)**	**(148,026)**	**(140,191)**
	01/01 to 06/30/2026					01/01 to 06/30/2025
Statement of Income						
Income related to financial operations	-	5,515	-	-	5,515	4,671
Expenses related to financial operations	-	(6,800)	-	-	(6,800)	(6,177)
Other operating revenues / (expenses)	-	(2,000)	-	7	(1,993)	(1,715)
Income	**-**	**(3,285)**	**-**	**7**	**(3,278)**	**(3,221)**

1) Companies related in Note 2c I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 245, Liabilities of R$ (11,416) and Result of R$ (26) (R$ 213, R$ (11,290) at 12/31/2025 and R$ (49) from 01/01 to 06/30/2025, respectively).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 119

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 b) Compensation and benefits of key management personnel Compensation and benefits attributed to Management members, members of the Audit committee and the Board of directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 06/30/2026 01/01 to 06/30/2025 Fees (427) (404) Profit sharing (264) (266) Post-employment benefits (8) (7) Share-based payment plan (176) (163) Total (875) (840) Total amount related to share-based payment plans, personnel expenses and post-employment benefits are detailed in notes 25, 18f and 22, respectively. Note 20 - Taxes The accounting policy on income tax and social contribution is presented in Note 2c XIII. ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% 1) Starting April 1, 2026, the tax rate of the Social contribution on net income is 17.5% for capitalization subsidiaries and credit, financing and investment companies, and 12% for payment institutions. The 15% tax rate applicable to insurance companies and other financial institutions remains in effect, while the 9% tax rate continues to apply to other non-financial companies. 2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Breakdown of income tax and social contribution calculation on net income: Due on operations for the period 01/01 to 06/30/2026 01/01 to 06/30/2025 Income before income tax and social contribution 28,955 25,247 Charges (income tax and social contribution) at the rates in effect (13,030) (11,361) Increase / decrease in income tax and social contribution charges arising from: Equity income in associates and joint ventures 918 862 Interest on capital 2,541 3,583 Other non-deductible expenses net of non taxable income (1) 2,790 91 Income tax and social contribution expenses (6,781) (6,825) Related to temporary differences Increase / (reversal) for the period 2,739 4,501 (Expenses) / income related to deferred taxes 2,739 4,501 Total income tax and social contribution expenses (4,042) (2,324) 1) Includes temporary (additions) and exclusions. 120

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 II - Tax expenses 01/01 to 06/30/2026 01/01 to 06/30/2025 PIS and COFINS (4,465) (4,470) ISS (857) (824) Other (530) (429) Total (5,852) (5,723) Tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (1,055) (R$ (1,168) at 06/30/2025) and are mainly composed of PIS, COFINS and ISS. III - Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 27b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according to regulations established by Law No. 14,031, of July 28, 2020. 121

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Deferred tax assets			
	12/31/2025	**Realization / reversal**	**Increase**	**06/30/2026**
Reflected in income	**71,196**	**(17,204)**	**18,602**	**72,594**
Provision for expected credit loss	53,055	(9,707)	7,404	50,752
Related to tax losses and social contribution loss carryforwards	95	(36)	1,738	1,797
Provision for profit sharing	3,623	(3,623)	2,648	2,648
Adjustments to fair value of financial assets at fair value through profit or loss and derivatives	226	(226)	287	287
Adjustments of operations carried out on the futures settlement market	-	-	324	324
Goodwill on purchase of investments	15	(1)	245	259
Provisions	5,864	(959)	1,369	6,274
Civil lawsuits	1,215	(341)	307	1,181
Labor claims	3,543	(585)	1,015	3,973
Tax and social security obligations	1,106	(33)	47	1,120
Legal obligations	380	(227)	2	155
Provision related to health insurance operations	426	(27)	25	424
Other non-deductible provisions	7,512	(2,398)	4,560	9,674
Reflected in stockholders' equity	**3,129**	**(799)**	**1,158**	**3,488**
Adjustments to fair value of financial assets at fair value through other comprehensive income	1,791	(591)	1,124	2,324
Cash flow hedge	422	(208)	-	214
Post-employment benefits	916	-	8	924
Other	-	-	26	26
Total [1]	**74,325**	**(18,003)**	**19,760**	**76,082**

1) Deferred tax assets are classified in their totality as non-current.

In ITAÚ UNIBANCO HOLDING, Deferred tax assets totaled R$ 18,233 (R$ 18,928 at 12/31/2025) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 17 (R$ 17 at 12/31/2025), Provision for expected credit loss of R$ 16,066 (R$ 16,660 at 12/31/2025), Administrative provisions of R$ 181 (R$ 203 at 12/31/2025), Provisions for legal, tax and social security obligations of R$ 280 (R$ 434 at 12/31/2025), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of securities at fair value through other comprehensive income of R$ 3 (R$ 2 at 12/31/2025), and Provision for reward program of R$ 950 (R$ 741 at 12/31/2025).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 122

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 II - The deferred tax liabilities balance and its changes are represented by: 12/31/2025 Realization / reversal Increase 06/30/2026 Reflected in income 8,357 (5,026) 3,672 7,003 Supervenience of depreciation of finance lease 98 (2) - 96 Adjustment of deposits in guarantee and provisions 1,698 (270) 267 1,695 Post-employment benefits 257 (71) 97 283 Adjustments of operations carried out on the futures settlement market 194 (194) - - Adjustments to fair value of financial assets at fair value through profit or loss 4,180 (4,180) 2,771 2,771 Other 1,930 (309) 537 2,158 Reflected in stockholders’ equity 257 (174) 14 97 Adjustments to fair value of financial assets at fair value through other comprehensive income 250 (174) 14 90 Post-employment benefits 7 - - 7 Total 8,614 (5,200) 3,686 7,100 In ITAÚ UNIBANCO HOLDING, Deferred tax liabilities totaled R$ 1,099 (R$ 918 at 12/31/2025) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 439 (R$ 393 at 12/31/2025), Adjustments to fair value of financial assets at fair value through other comprehensive income of R$ 156 (R$ 111 at 12/31/2025), Supervenience of depreciation of finance lease of R$ 94 (R$ 95 at 12/31/2025), and Temporary adjustments on differences between accounting practices in interest abroad of R$ 251 (R$ 176 at 12/31/2025). 123

III - The estimate of realization and present value of deferred tax assets and from the deferred tax liabilities are:

Realization year	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%				
2026	14,040	18.9%	1,767	98.2%	15,807	20.8%	(616)	8.7%	15,191	22.0%
2027	13,284	17.9%	19	1.1%	13,303	17.5%	(428)	6.0%	12,875	18.7%
2028	8,591	11.6%	3	0.2%	8,594	11.3%	(358)	5.0%	8,236	11.9%
2029	5,955	8.0%	3	0.2%	5,958	7.8%	(434)	6.1%	5,524	8.0%
2030	5,434	7.3%	4	0.2%	5,438	7.1%	(474)	6.7%	4,964	7.2%
After 2030	26,981	36.3%	1	0.1%	26,982	35.5%	(4,790)	67.5%	22,192	32.2%
Total	**74,285**	**100.0%**	**1,797**	**100.0%**	**76,082**	**100.0%**	**(7,100)**	**100.0%**	**68,982**	**100.0%**
Present value (1)	**59,055**		**1,688**		**60,743**		**(5,042)**		**55,701**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in the realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted for

At 06/30/2026, deferred tax assets not accounted for correspond to R$ 422 (R$ 586 at 12/31/2025) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	06/30/2026	12/31/2025
Taxes and contributions on income payable		7,043	9,228
Other taxes and contributions payable		5,407	4,157
Legal obligations	11b II	1,855	1,942
Total		**14,305**	**15,327**
Current		**12,287**	**12,521**
Non-current		**2,018**	**2,806**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,282 (R$ 999 at 12/31/2025) and are represented by Legal obligations of R$ 304 (R$ 296 at 12/31/2025) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,978 (R$ 703 at 12/31/2025).

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 124

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Note 21 - Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 06/30/2026 01/01 to 06/30/2025 (1) Net income attributable to owners of the parent company 24,119 22,173 Minimum non-cumulative dividends on preferred shares (119) (121) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (124) (124) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 23,876 21,928 Common 12,169 11,101 Preferred 11,707 10,827 Total net income available to equity owners: Common 12,293 11,225 Preferred 11,826 10,948 Weighted average number of outstanding shares Common 5,617,742,977 5,617,742,977 Preferred 5,404,681,975 5,479,027,349 Basic earnings per share – R$ Common 2.19 2.00 Preferred 2.19 2.00 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 06/30/2026 01/01 to 06/30/2025 (1) Net income available to preferred equity owners 11,826 10,948 Dividends on preferred shares after dilution effects 111 101 Net income available to preferred equity owners considering preferred shares after the dilution effect 11,937 11,049 Net income available to ordinary equity owners 12,293 11,225 Dividend on preferred shares after dilution effects (111) (101) Net income available to ordinary equity owners considering preferred shares after the dilution effect 12,182 11,124 Adjusted weighted average of shares Common 5,617,742,977 5,617,742,977 Preferred 5,504,786,141 5,579,857,433 Preferred 5,404,681,975 5,479,027,349 Incremental as per share-based payment plans 100,104,166 100,830,084 Diluted earnings per share – R$ Common 2.17 1.98 Preferred 2.17 1.98 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. There was no potentially antidilutive effect of the shares in share-based payment plans. 125

Note 22 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- **Defined benefit plans (BD):** plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- **Defined contribution plans (CD):** plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- **Variable contribution plans (CV):** in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	06/30/2026	06/30/2025
Demographic	Mortality table (1)	AT-2000	AT-2000
Financial	Nominal discount rate (2)	11.70% p.a.	11.59% p.a.
Financial	Inflation (3)	4.00% p.a.	4.00% p.a.

1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan's population, in the probability of survival in relation to the respective basic tables.
2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Long-term inflation projected.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 126

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Fixed income securities	**22,672**	**22,144**	**97.2%**	**96.5%**
Quoted in an active market	21,970	21,481	94.2%	93.6%
Non quoted in an active market	702	663	3.0%	2.9%
Variable income securities	**3**	**2**	**-**	**-**
Quoted in an active market	3	2	-	-
Structured investments	**123**	**125**	**0.5%**	**0.5%**
Non quoted in an active market	123	125	0.5%	0.5%
Real estate	**467**	**575**	**2.0%**	**2.6%**
Loans to participants	**49**	**91**	**0.3%**	**0.4%**
Total	**23,314**	**22,937**	**100.0%**	**100.0%**

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 127

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 3 (R$ 2 at 12/31/2025), and real estate rented to group companies, with a fair value of R$ 441 (R$ 508 at 12/31/2025). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used. 128

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	Note	06/30/2026								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**22,937**	**(19,641)**	**(5,030)**	**(1,734)**	**339**	**(96)**	**243**	**(526)**	**(2,017)**
Amounts recognized in income (1+2+3+4)		**1,275**	**(1,092)**	**(286)**	**(103)**	**(6)**	**(5)**	**(11)**	**(30)**	**(144)**
1 - Cost of current service		-	(12)	-	(12)	-	-	-	-	(12)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,275	(1,080)	(286)	(91)	23	(5)	18	(30)	(103)
4 - Other revenues and expenses [1]		-	-	-	-	(29)	-	(29)	-	(29)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(13)**	**9**	**(18)**	**(22)**	**-**	**-**	**-**	**-**	**(22)**
5 - Effects on asset ceiling		-	-	(18)	(18)	-	-	-	-	(18)
6 - Remeasurements		-	-	-	-	-	-	-	-	-
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	-	-	-	-	-	-	-	-
7 - Exchange variation		(13)	9	-	(4)	-	-	-	-	(4)
Other (8+9+10)		**(885)**	**1,065**	**-**	**180**	**-**	**-**	**-**	**46**	**226**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,066)	1,065	-	(1)	-	-	-	46	45
10 - Contributions and investments from sponsor		181	-	-	181	-	-	-	-	181
Amounts at end of the period		**23,314**	**(19,659)**	**(5,334)**	**(1,679)**	**333**	**(101)**	**232**	**(510)**	**(1,957)**
Amount recognized in Assets	**9a**				14			232	-	246
Amount recognized in Liabilities	**9b**				(1,693)			-	(510)	(2,203)

	Note	12/31/2025								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,490**	**(19,035)**	**(4,237)**	**(1,782)**	**365**	**(81)**	**284**	**(562)**	**(2,060)**
Amounts recognized in income (1+2+3+4)		**2,393**	**(2,108)**	**(493)**	**(208)**	**(16)**	**(10)**	**(26)**	**(61)**	**(295)**
1 - Cost of current service		-	(24)	-	(24)	-	-	-	-	(24)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,393	(2,084)	(493)	(184)	50	(10)	40	(61)	(205)
4 - Other revenues and expenses [1]		-	-	-	-	(66)	-	(66)	-	(66)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**749**	**(445)**	**(300)**	**4**	**(10)**	**(5)**	**(15)**	**14**	**3**
5 - Effects on asset ceiling		-	-	(300)	(300)	-	(5)	(5)	-	(305)
6 - Remeasurements		762	(451)	-	311	(10)	-	(10)	14	315
Changes in demographic assumptions		-	151	-	151	-	-	-	-	151
Changes in financial assumptions		-	(384)	-	(384)	-	-	-	4	(380)
Experience of the plan [2]		762	(218)	-	544	(10)	-	(10)	10	544
7 - Exchange variation		(13)	6	-	(7)	-	-	-	-	(7)
Other (8+9+10)		**(1,695)**	**1,947**	**-**	**252**	**-**	**-**	**-**	**83**	**335**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,947)	1,947	-	-	-	-	-	83	83
10 - Contributions and investments from sponsor		252	-	-	252	-	-	-	-	252
Amounts at end of the period		**22,937**	**(19,641)**	**(5,030)**	**(1,734)**	**339**	**(96)**	**243**	**(526)**	**(2,017)**
Amount recognized in Assets	**9a**				13			243	-	256
Amount recognized in Liabilities	**9b**				(1,747)			-	(526)	(2,273)

1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026

129

Net interest corresponds to the amount calculated on 01/01/2026 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.70% p.a.(On 01/01/2025 the rate used was 11.59% p.a.).

ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 47 (R$ 47 at 12/31/2025), in Other comprehensive income is R$ 15 (R$ 15 at 12/31/2025) and in income/(expense) is R$ (4) (R$ 3 on 01/01 to 06/30/2026).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2026	01/01 to 06/30/2026	01/01 to 06/30/2025
Retirement plan - FIU	21	25	26
Retirement plan - FUNBEP	129	137	142
Total [1]	**150**	**162**	**168**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2026	2027	2028	2029	2030	2031 to 2035
Pension plan - FIU	7.95	1,219	1,263	1,305	1,345	1,383	7,381
Pension plan - FUNBEP	7.38	740	757	774	789	803	4,169
Other post-employment benefits	7.42	91	72	45	47	49	265
Total		**2,050**	**2,092**	**2,124**	**2,181**	**2,235**	**11,815**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5 p.p.	(669)	-	236	(17)	-	17
Decrease by 0.5 p.p.	716	-	(252)	19	-	(19)
Mortality table						
Increase by 5%	(234)	-	79	(9)	-	9
Decrease by 5%	245	-	(82)	10	-	(10)
Medical inflation						
Increase by 1 p.p.	-	-	-	40	-	(40)
Decrease by 1 p.p.	-	-	-	(35)	-	35

1) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 130

Note 23 - Income and expenses related to financial operations and result of expected credit loss

	01/01 to 06/30/2026				01/01 to 06/30/2025			
	Income related to financial operations	Expenses related to financial operations	Result of expected credit loss	Gross income related to financial operations	Income related to financial operations	Expenses related to financial operations	Expenses related to financial operations	Expenses related to financial operations
AC	128,971	(104,585)	(18,266)	6,120	104,431	(90,318)	(15,347)	(1,234)
FVOCI	11,448	-	(18)	11,430	5,909	-	(563)	5,346
FVPL	46,295	(4,347)	2	41,950	44,461	(9)	7	44,459
Other	(2,246)	(16,672)	208	(18,710)	5,954	(15,001)	349	(8,698)
Total	**184,468**	**(125,604)**	**(18,074)**	**40,790**	**160,755**	**(105,328)**	**(15,554)**	**39,873**

Note 24 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XV.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card.
- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order.
- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.
- **Payments and collections:** refer mainly to fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity's packages.
- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

	01/01 to 06/30/2026	01/01 to 06/30/2025
Credit and debit cards	8,687	8,131
Current account services	1,437	1,820
Asset management	**4,599**	**4,363**
Funds	3,506	3,469
Consortia	1,093	894
Credit operations and financial guarantees	**1,287**	**1,334**
Credit operations	409	455
Financial guarantees	878	879
Payments and collections	3,189	3,412
Economic, financial and brokerage advisory	2,586	2,188
Custody services	491	422
Other	2,759	1,996
Total	**25,035**	**23,666**

In ITAÚ UNIBANCO HOLDING, Commissions and banking fees are basically represented by Credit and debit cards in the amount of R$ 6,130 (R$ 5,445 from 01/01 to 06/30/2025) .

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 131

Note 25 - Operating expenses

	01/01 to 06/30/2026	01/01 to 06/30/2025
Compensation, payroll charges, welfare benefits, dismissals and training	(12,781)	(12,524)
Employees' profit sharing and share-based payment	(4,462)	(3,962)
Third-party and financial system services, security, transportation and travel expenses	(4,063)	(4,150)
Data processing and telecommunications	(3,190)	(2,847)
Installations and materials	(1,692)	(1,721)
Depreciation and amortization	(2,938)	(2,930)
Advertising, promotions and publicity	(897)	(882)
Selling - credit cards	(3,123)	(2,581)
Amortization of goodwill	(279)	(202)
Claims losses	(283)	(271)
Other	(2,350)	(2,680)
Total	**(36,058)**	**(34,750)**

Note 26 - Risk, capital management and fixed assets limits

a) Corporate governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders.

Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of the Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING CONSOLIDATED's employees in their daily routines are as follows:

- **Sustainability and customer satisfaction:** the vision of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is concerned about doing business that is good for customers and for the institution.

- **Risk culture:** the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 132

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING CONSOLIDATED intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, who are responsible for risks and capital management performing delegated duties on these topics and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by BACEN, particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition,ITAÚ UNIBANCO HOLDING CONSOLIDATED adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. 133

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure, to ensure correct and timely corporate decisions. • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. Other information on Risk and Capital Management can be viewed at www.itau.com.br/relacoes-com- investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3. b) Risk management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING CONSOLIDATED should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. 134

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING CONSOLIDATED will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among other. With respect to individuals, small and medium-size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING CONSOLIDATED already has a relationship). 135

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. The rating models for large companies incorporate Report on Environmental, Social, and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers: • Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare. • Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices. • Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise. Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating. This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty. In compliance with CMN Resolution 4,557/17, the document “Public Access Report - Credit Risk Management and Control Policy”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports. I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING CONSOLIDATED uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING CONSOLIDATED also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee. For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks. 136

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force. This process strengthen the commitment of ITAÚ UNIBANCO HOLDING CONSOLIDATED to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors. I.II - Governance and measurement of expected credit loss Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD), in which default is the moment when the contract becomes a problem asset. ITAÚ UNIBANCO HOLDING CONSOLIDATED calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD. I.III - Classification of credit impairment stages The accounting policy on expected credit loss is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets. The rules of stage change consider for the Retail and Wholesale segments: • Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers. ITAÚ UNIBANCO HOLDING CONSOLIDATED migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk. Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED. • Stage 3: indications are considered that the client will not honor the contracted conditions (problem asset), and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial instrument, at any stage, may migrate to stage 3 when presenting indications of problem assets. For models that are not massified, in the event a financial instrument is allocated in stage 3, all financial instruments of the same economic subgroup/of the same counterparty are classified to stage 3, except for those whose nature and purpose do not indicate that the client will not honor the contracted conditions. Based on the classifications in stages, the measurement rules determined for expected credit loss are used, as described in Note 2c IV. 137

I.IV - Maximum exposure of financial assets to credit risk

	06/30/2026	12/31/2025
Financial assets	**2,672,031**	**2,569,058**
Interbank investments	**312,547**	**340,388**
Securities purchased under agreements to resell	237,046	269,780
Interbank deposits	69,268	65,544
Assets guaranteeing technical provisions	6,255	5,093
(Provision for expected credit loss)	(22)	(29)
Securities	**1,024,844**	**925,416**
Own portfolio	300,279	355,614
Restricted	348,779	215,242
Assets guaranteeing technical provisions	376,418	355,296
(Provision for expected credit loss)	(632)	(736)
Derivatives	**99,854**	**73,311**
Operations with credit granting characteristics	**1,234,786**	**1,229,943**
Loan, lease and other credit operations	1,082,375	1,084,014
Securities	204,329	197,424
(Provision for expected credit loss)	(51,918)	(51,495)
Interbank and interbranch accounts	**297,718**	**282,008**
Other financial assets	**68,326**	**61,614**
Off-balance sheet	**743,014**	**715,869**
Financial guarantees	142,418	134,105
Credit commitments and credits to be released	600,596	581,764
Total	**3,781,089**	**3,628,549**

Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.V – Homogeneous portfolio of risk

The Retail segment includes the businesses of Bank for Individuals, Payroll Loans, Cards and Financial Institutions, Vehicles for Individuals, Mortgage Loans, Retail Companies and Vehicles for Companies.

In Retail, ITAÚ UNIBANCO HOLDING CONSOLIDATED has 130 (130 at 12/31/2025) Homogeneous groups: 87 in Stage 1 (86 at 12/31/2025), 28 in Stage 2 (29 at 12/31/2025) and 15 in Stage 3 (15 at 12/31/2025). The average risk concentration of credit operations for homogeneous groups is 0.8% (0.8% at 12/31/2025).

The breakdown of the gross book value of Operations with credit granting characteristics by maturity is shown below:

	06/30/2026	12/31/2025
Overdue as from 1 day	26,554	24,241
Current up to 3 months	277,978	279,902
Current from 3 to 12 months	271,228	284,732
Current over 1 year	710,944	692,563
Total	**1,286,704**	**1,281,438**

II - Market risk

It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 138

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17, and BCB Resolution No. 111/21, as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. • ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. • Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. • Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. 139

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts is aligned with the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e., the expected distribution for profits and losses of a portfolio overtime, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historicalperiod of 4 years (1,000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

	VaR total (historical simulation) [1]							
	06/30/2026				12/31/2025			
	Average	Minimum	Maximum	Total VaR	Average	Minimum	Maximum	Var Total
VaR by risk factor group								
Interest rates	1,692	1,316	2,185	1,669	1,303	1,028	1,974	1,376
Currencies	54	31	99	72	40	22	97	51
Shares	43	35	55	47	45	36	89	46
Commodities	40	17	65	31	30	10	67	40
Effect of diversification	-	-	-	(216)	-	-	-	(385)
Total risk	**1,492**	**1,076**	**1,997**	**1,603**	**1,085**	**777**	**1,744**	**1,128**

1) VaR by risk factor group considers information from foreign units.

The document "Public Access Report - Market and IRRBB Risk Management and Control Policy" which details the guidelines established by the institutional regulation for market risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 140

II.II - Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis assessed by market risk factors considered relevant, according to the scenarios below:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

The biggest losses by risk factor, in each scenario, were stated together with their impact on the result, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio are statics and do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of material losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, considering the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2026		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed interest rate	Fixed interest rates in reais	(0.7)	(87.1)	(177.9)
Currency coupon	Foreign exchange coupon rates	(0.3)	(162.0)	(320.3)
Foreign currency	Foreign exchange rates	(9.1)	(556.1)	(1,565.6)
Price indices	Inflation coupon rates	(1.0)	(149.9)	(274.0)
TR	TR coupon rates	-	-	-
Shares	Share prices	2.7	261.5	478.3
Other	Exposures that do not fall under the definitions above	1.5	9.1	62.9
Total		**(6.9)**	**(684.5)**	**(1,796.6)**

1) Amounts net of tax effects.

Trading and banking portfolios	Exposures	06/30/2026		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed interest rate	Fixed interest rates in reais	(19.2)	(6,211.5)	(11,838.0)
Currency coupon	Foreign exchange coupon rates	(4.7)	(718.8)	(1,404.3)
Foreign currency	Foreign exchange rates	(7.0)	(478.4)	(1,538.3)
Price indices	Inflation coupon rates	(4.4)	(676.2)	(1,257.6)
TR	TR coupon rates	(1.0)	(270.5)	(516.0)
Shares	Share prices	5.5	232.9	426.1
Other	Exposures that do not fall under the definitions above	1.5	8.8	62.5
Total		**(29.3)**	**(8,113.7)**	**(16,065.6)**

1) Amounts net of tax effects.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 141

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity coverage ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net stable funding ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Under the LCR metric, ITAÚ UNIBANCO HOLDING CONSOLIDATED has High-quality Liquid Assets (HQLA), mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows are mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

When the LCR in the period is above the 100% threshold means that has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING CONSOLIDATED has Available Stable Funding (ASF), mainly made up of capital and wholesale funds. The required stable funding (RSF) are mainly made up of loans and financing granted to clients.

As well as for LCR, when the NSFR is above the 100% threshold, the stable funds available are sufficient to support the stable funds required in the long term.

Funding in accordance with maturities are presented below:

	06/30/2026		12/31/2025	
	Current	**Non-current**	**Current**	**Non-current**
Other debt instruments	**103,873**	**319,626**	**108,419**	**307,211**
Funds from issues	**90,820**	**173,209**	**96,925**	**168,561**
Financial bills	21,031	30,107	28,359	32,802
Real estate credit bills	23,720	56,813	30,005	41,116
Rural credit bills	25,605	32,008	29,641	35,003
Guaranteed real estate bills	20,464	49,868	8,920	55,518
Debentures	-	4,413	-	4,122
Foreign loans through securities	**11,194**	**67,296**	**8,736**	**67,684**
Brazil risk note programme	509	11,896	423	12,748
Structure note issued	2,084	6,893	2,789	7,630
Bonds	5,304	34,481	5,067	35,215
Fixed rate notes	475	10,549	-	9,300
Eurobonds	23	17	56	23
Other	2,799	3,460	401	2,768
Funding from structured operations certificates	**1,859**	**25,957**	**2,758**	**22,819**
Debt instruments with subordination clauses	**-**	**53,164**	**-**	**48,147**
Financial bills	-	46,110	-	37,900
Euronotes	-	-	-	2,755
Bonds	-	7,054	-	7,492
Borrowing and onlending	**101,578**	**30,824**	**118,637**	**28,527**
Borrowing	88,501	13,277	104,328	12,168
Onlending - in Brazil – Official institutions	13,077	17,547	14,309	16,359
Total	**205,451**	**350,450**	**227,056**	**335,738**

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED holds R$ 170,495 (R$ 167,275 at 12/31/2025) in Central Bank of Brazil depoits comprised in the heading Interbank and interbranch accounts in the Balance Sheet.

The "Pillar 3", which details the Liquidity Ratios, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3.

The document "Public Access Report – Liquidity Risk Management and Control Policy", which details the guidelines established by the institutional regulation for liquidity risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 142

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 IV - Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of the executive areas use corporate methods constructed and made available by the Compliance and Operational Risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557/17, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. V - Insurance, private pension and premium bonds risks In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates. (ii) Private pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves. (iii) Premium bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk. The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress. VI - Emerging risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. 143

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 This process is ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. VII - Social, environmental and climate risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, may impact the longevity of our businesses, the resilience of our assets and the generation of value in the short, medium and long terms. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures, in line with applicable corporate policies. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the management of Social, Environmental and Climate (SEC) Risks, the first line areas, represented by businesses, carry out risk management in their daily activities, following the guidelines of the SEC Risk Policy and specific processes, counting on expert assessment of dedicated technical groups such as the Credit team. In addition, business support areas such as Sustainability and Institutional Legal also have specialized teams, which work in an integrated way in the management of all dimensions of Social, Environmental and Climate Risks linked to the conglomerate’s activities. The second-line areas, such as SEC Risks and Internal Controls provide support and ensure adequate governance of business and credit activities. In the third line, the Internal Audit works independently, carrying out assessments of risk management, controls and governance. The institution has specific procedures for managing SEC risks in its own operation (equity, branch infrastructure, technology and suppliers), in traditional risks such as credit, investments and key controlled entities. These procedures have been developed and implemented based on the principles of relevance and proportionality and include from the checking of information in public databases applicable to clients and suppliers to the detailed individualized analysis for certain clients, depending on the segment or type of product. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Considering the relevance of climate risk, ITAÚ UNIBANCO HOLDING CONSOLIDATED supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement in line with your recommendations. In addition, the institution measures the sensitivity of its credit portfolio to climate risks by applying the Climate Risk Sensitivity Rule, which categorizes clients and sectors considering both physical risks (resulting from changes in weather patterns, such as increased rainfall, temperature, and extreme weather events) and the transition ones (resulting from changes in the economy, as a result of climate actions such as carbon pricing, climate regulation, market risks and reputation risks). c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. 144

The notes about capital were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and capital adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2025 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	06/30/2026	12/31/2025
Available capital (amounts)		
Common equity tier 1 (CET 1)	194,742	185,595
Tier 1	220,973	208,161
Total capital (PR)	242,885	228,589
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,581,951	1,505,475
Risk-based capital ratios as a percentage of RWA		
Common equity tier 1 ratio (%)	12.3%	12.3%
Tier 1 ratio (%) (1)	14.0%	13.8%
Total capital ratio (%)	15.4%	15.2%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.6%

1) The Tier I follows the instructions of BACEN and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I ratio would be 13.8%.

At 06/30/2026, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 25,267 (R$ 21,543 at 12/31/2025) and the amount of subordinated debt that makes up Tier II capital is R$ 20,805 (R$ 19,034 at 12/31/2025).

The Basel Ratio reached 15.4% at 06/30/2026, an increase of 0.2 p.p. compared to 12/31/2025. The increase in the ratio reflects mainly the income for the period and the issuance of perpetual subordinated debts, partially offset by the payment of interest on capital and the growth in RWA.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 116,329 (R$ 108,151 at 12/31/2025), well above the Capital Buffer requirement of R$ 56,285 (R$ 53,686 at 12/31/2025), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 06/30/2026, fixed assets ratio reached 18.2% (19.4% at 12/31/2025), showing a surplus of R$ 77,195 (R$ 69,887 at 12/31/2025).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 145

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 II - Risk-weighted assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach. • RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by BACEN. • RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach. • RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by BACEN. • RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. RWA 06/30/2026 12/31/2025 Credit risk (excluding counterparty credit risk) 1,211,897 1,199,103 Of which: standardized approach for credit risk 1,135,652 1,119,760 Of which: foundation internal rating-based approach (F-IRB) - - Of which: advanced internal rating-based approach (A-IRB) 76,245 79,343 Counterparty credit risk (CCR) 37,727 29,789 Of which: standardized approach for counterparty credit risk (SA-CCR) 26,461 20,340 Of which: other CCR 11,266 9,449 Equity investments in funds - look-through approach 5,677 6,433 Equity investments in funds - mandate-based approach - - Equity investments in funds - fall-back approach 734 1,109 Securitization exposures in banking book 14,567 12,838 Market Risk 56,563 50,248 Of which: standardized approach (RWAMPAD) 69,388 61,438 Of which: internal models approach (RWAMINT) 39,518 30,685 Operational Risk 181,754 143,006 Payment services risk (RWASP) NA NA Amounts below the thresholds for deduction 73,032 62,949 Total 1,581,951 1,505,475 III - Recovery plan In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. The Exit planning consists of a set of measures adopted or determined by BACEN when it is found that the institution is not viable or has the prospect of becoming unviable, with the aim of mitigating damage to the stability of the National Financial System, of the Brazilian Payment System or to the real economy arising from its discontinuity. IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. 146

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non- risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. Note 27 - Supplementary Information a) Insurance policy ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency Equity balances in Reais linked to the foreign currencies were as follows: 06/30/2026 12/31/2025 Permanent foreign investments 111,729 107,907 Net balance of other assets and liabilities indexed to foreign currency, including derivatives (94,109) (80,861) Net foreign exchange position 17,620 27,046 The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. 147

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 c) Agreements for offsetting and settlement of liabilities within the scope of the National financial system Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263/05, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. d) Regulatory non-recurring result Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020: 01/01 to 06/30/2026 01/01 to 06/30/2025 Regulatory non-recurring results (220) (87) Restructuring (783) (556) Tax and civil events 617 507 Impairment of internally developed software (12) - Corporate events (5) - Other (37) (38) e) Tax reform of consumption in Brazil Supplementary Laws No. 214/2025 and No. 227/2026 established the Goods and services tax (IBS), the Social contribution on goods and services (CBS) and the Selective tax (IS), and also established the general rules applicable to their management, monitoring, collection and allocation of respective revenues. IBS and CBS will gradually replace the following taxes: Social integration program tax (PIS/Pasep), Contribution to social security financing (COFINS), Services tax (ISS), Financial transactions - Insurance tax (IOF-Insurance), Goods and services movement tax (ICMS) and Industrial products tax (IPI). These taxes will be discontinued throughout the period of implementation of the Tax reform. The new system of consumption taxation is structured in three incidence regimes: General regime, Specific regime and Differentiated regime. Among the main advances of the new legislation are the adoption of full non-cumulation, credit throughout the entire consumption chain, rationalization of tax rates and the definition of the incidence base from the net price of taxes. Financial services fall under the Specific regime and will be subject to the incidence of IBS and CBS starting January 1, 2027, with an initial tax rate estimated at 10.85%, and a forecasted gradual increase until reaching 12.50% in 2033. Potential impacts arising from the implementation of the new tax system are being evaluated and should be completed by the effective date of the legislation. f) Subsequent events Bidding process for the management of payroll in Minas Gerais On July 1, 2026, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into the contract arising from the new bidding process conducted by the Government of the State of Minas Gerais for the provision of payment services to state servants and suppliers that are the state’s legal entities, with a term of 5 years, starting on December 22, 2026. The amount paid totaled R$ 2,188 for payroll management, which will be recorded as intangible asset and recognition deferred in income. 148

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Repurchase of Tier 1 Subordinated Financial Bills On July 15, 2026, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised the option to repurchase the totality of the perpetual Tier 1 Subordinated Financial Bills issued between January 8 and January 16, 2019, for the amount of R$ 1,400. The financial bills were part of the Additional Tier I Capital of the Total Capital of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the repurchase had an impact of (0.1) p.p. on its Tier 1 Capital ratio. Sale of the retail banking portfolio in Colombia and Panama On July 31, 2026, following the receipt of the required regulatory approvals, ITAÚ UNIBANCO HOLDING , through Banco Itaú Colombia S.A. and Banco Itaú Panamá S.A., disposed of a portion of its Retail banking portfolio (Loans and Deposits) to Banco de Bogotá S.A. and Banco de Bogotá (Panamá) S.A. for approximately R$ 2.5 billion. 149

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 ITAÚ UNIBANCO HOLDING S.A. NIRE. 35300010230 A Publicly-Held Company CNPJ. 60.872.504/0001-23 SUMMARY OF THE AUDIT COMMITTEE REPORT FIRST HALF OF 2026 The Audit Committee (“Committee”) is a statutory body reporting to the Board of Directors (“Board”) and operates in accordance with the provisions set forth in its Charter (available on the Investor Relations website). It is currently made up of six effective and independent members, one of whom is a Board member, all elected in accordance with the criteria established by the regulations of the National Monetary Council (“CMN”), the National Council for Private Insurance (“CNSP”), the Sarbanes-Oxley Act (“SOX”), and New York Stock Exchange (“NYSE”) rules, in the latter two cases as applicable to Foreign Private Issuers (“FPIs”). The Committee is a single body for the institutions authorized to operate by the Central Bank of Brazil (“BACEN”) and for the companies supervised by the Superintendence of Private Insurance (“SUSEP”) that are part of the Itaú Unibanco financial conglomerate. As it concerns its operations, the Committee complies with the applicable requirements of CMN, CNSP, the Brazilian Securities and Exchange Commission (“CVM”), BACEN, and SUSEP regulations, as well as those applicable to FPIs and the duties included in the Conglomerate’s internal regulations and policies. The Committee is responsible for overseeing the internal control and risk management processes; the activities of Internal Audit (“IA”); the activities of the Conglomerate’s independent auditing firms; recommending the appointment and dismissal of independent auditors to the Board of Directors; reviewing the annual and semiannual financial statements; and recommending their approval by the Board of Directors. Management is responsible for the preparation of the Conglomerate’s financial statements and for establishing the procedures required to ensure the quality of the processes that originate the information used in the preparation of the financial statements and reports. Management is also responsible for risk control and monitoring activities, overseeing corporate internal controls, and ensuring compliance with legal and regulatory rules. The Internal Audit’s mission is to ascertain the quality of and compliance with internal control, risk and capital management systems, as well as compliance with defined policies and procedures, including those adopted in the preparation of accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (“PwC”) is responsible for the independent audit of the parent company and consolidated financial statements of Itaú Unibanco Holding (“IUH”) and must attest whether these statements present fairly, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of its operations, in accordance with the accounting practices adopted in Brazil and the international accounting standards issued by the International Accounting Standards Board (“IASB”). PwC was also responsible, in the current fiscal year and in the two preceding years, for auditing the Prudential Conglomerate financial statements, the Integrated Report, and the Consolidated Prudential Report, matters reviewed by the Committee at its April 2026 meetings. These auditors must additionally issue an annual opinion on the quality and effectiveness of the internal controls related to financial reporting, in accordance with Securities and Exchange Commission (“SEC”) rules. Ernst & Young Auditores Independentes (“EY”) is responsible for the audit of the financial statements of the Conglomerate’s consortium companies and the companies supervised by SUSEP (Insurance, Pension Plan, Premium Bonds, and Insurance Brokers), all prepared in accordance with Brazilian accounting practices. 150

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 At a meeting held with PwC in July 2026 and through the period up to the disclosure of the financial statements, the Committee was informed that no significant deficiencies were identified to be reported in the independent auditors’ report on the internal control system or any non-compliance with legal and regulatory provisions, prepared in connection with the audit of IUH’s financial statements as of June 30, 2026. Also as part of the Committee’s responsibilities established in its Charter, and in compliance with the requirements of CMN Resolution No. 4,910/2021 and CNSP Resolution No. 432/2021, the annual evaluation process of the independent audit for the year ended December 31, 2025 was carried out during the period. In the application of these procedures, the Committee did not identify any circumstances that could impair the objectivity and independence of the independent auditors. During the period, no significant disagreements were identified between Management, the Independent Auditors, and the Audit Committee regarding the financial statements. Activities of the Committee The annual planning of the Committee is prepared at the end of the year prior to the current one, taking into account the main products and processes related to the Conglomerate’s business and support areas, as well as their potential impacts on the financial statements and on the internal control and risk management systems, and it is reviewed periodically as the Committee’s activities progress. The Committee’s oversight process is based on information received from Management, presentations made by the various business and support units, the results of work performed by the Independent Auditors, Internal Auditors, and those responsible for risk and capital management, internal controls and compliance, as well as on its own analyses derived from direct observation. To carry out the activities and procedures described above, the Committee met over 30 days during the period, totaling 149 meetings, all duly documented in minutes. In addition to the meetings above, 07 meetings were held with the exclusive participation of Committee members, where, among other matters, work planning, evaluation of the independent auditing firms, Internal Audit and Risk Areas, preparation of reports required by regulators, review and approval of Corporate Policies and Reports, agenda-setting for internal and external meetings, discussion of relevant matters, and other administrative activities were addressed. During the period, the Committee submitted quarterly reports on its activities to the Board, held periodic meetings with the Co-Chairpersons of the Board and the Chief Executive Officer of IUH, as well as quarterly meetings exclusively with the Chief Executive Officer of IUH, during which it had the opportunity to present recommendations regarding internal control systems, compliance policy, risk and capital management structures, and other matters within its scope, as well as to monitor the Conglomerate’s principal risks and vulnerabilities. The Committee issued recommendations to Management and Internal Audit on key topics related to its activities. These recommendations, once discussed, were accepted and their implementation was monitored by the Committee. The Committee also maintained quarterly meetings with the Fiscal Council members, reviewed certain Corporate Policies, and held semiannual meetings with supervisors from BACEN’s Banking Supervision Department (“DESUP”) and Conduct Supervision Department (“DECON”), to discuss regulators’ concerns and the principal matters monitored by the Committee. At meetings, held primarily on a bimonthly, quarterly, and semiannual basis with various business units and risk areas of the Conglomerate, relevant matters were discussed relating to the quality and effectiveness of internal controls, risk management, business management, capital risk, market risk, liquidity risk, legal matters, treasury activities, risk appetite monitoring, litigation, credit risk, model risk, information security/cybersecurity, financial and accounting matters, fraud prevention, anti-money laundering and counter-terrorism financing, compliance and operational risk, the performance of the Ombudsman and Customer Ombudsman offices, socio-environmental and climate risks, integrity and ethics, investment funds, marketing, as well as regulatory and technological matters. 151

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Noteworthy activities included monitoring strategic projects; regulatory initiatives (tax reform, International Sustainability Standards Board – IFRS S1 and IFRS S2, and Own Risk Solvency Assessment – ORSA); developments in artificial intelligence and quantum computing; audit activities; and participation in governance forums. With respect to the International Units (“IUs”), the Committee held meetings with the Chief Executive Officers (“CEOs”), Chief Risk Officers (“CROs”), Heads of Internal Audit, and members of the Audit Committees of the various international units, as well as with executives responsible for those businesses at headquarters, to discuss operations, risk management, and internal controls, with particular focus on matters that may have a greater impact on the Conglomerate. The Committee was informed by the Fraud Prevention Office (“FPF”) that no incidents of errors or fraud committed by management were identified during the period that met the materiality criteria defined in internal policy. The Committee also did not become aware of any fraud, non-compliance with legal and regulatory provisions, or errors in internal controls, accounting, or auditing that could jeopardize the continuity of the Conglomerate. Conclusions Having duly considered its responsibilities and the natural limitations inherent to the scope of its activities, and based on the activities carried out during the period, the Committee has concluded that, for the year and six- month period ended June 30, 2026: • the internal control systems, the compliance policy, and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite, and compliance with the applicable regulations has been monitored, with evidence of the deficiencies detected and the actions adopted to remediate them; • the coverage and quality of the Internal Audit’s work are satisfactory, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of the deficiencies detected, and it operates with appropriate independence; • the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including compliance with the rules issued by the CMN and BACEN, as well as with the international accounting standards issued by the IASB; and • the information provided by PwC is adequate, including as regards the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, on which the Committee bases its recommendation on the financial statements, and no situation has been identified that could impair the objectivity or independence of the Independent Auditor. Based on the work and assessments conducted, and considering the context and limitations of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the half-year ended June 30, 2026. São Paulo, August 4, 2026. Itaú Unibanco Holding’s Audit Committee Maria Helena dos Santos Fernandes de Santana – President Alexandre de Barros Antonio Francisco de Lima Neto Fernando Barçante Tostes Malta Luciana Pires Dias Maria Elena Cardoso Figueira – Financial Expert 152

(A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Parent company and consolidated financial statements at June 30, 2026 and independent auditor's report Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 153

www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 (A free translation of the original in Portuguese) Independent auditor's report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at June 30, 2026 and the statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of the Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2026 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and selected notes to the financial statements, including a summary of significant accounting policies. In our opinion, the financial statements referred to above were prepared, in all material respects, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BCB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the parent company and consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current six-month period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Matters Why it is a Key Audit Matter How the matter was addressed Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 154

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit Provision for expected credit loss (Notes 2(c) IV.III and 8) The provision for expected credit loss continued to be an area of focus in our audit, since the measurement of the provision for expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises judgment in evaluating the results produced by the models, and in determining the necessary adjustments. The main judgments exercised by management to calculate the provision for expected credit loss are: (i) selection of quantitative models to assess the expected credit loss, (ii) determination of triggers for significant increase or decrease in credit risk, (iii) identification and grouping of portfolios with similar credit risk characteristics, (iv) establishment of the maximum contractual period for assets with no stated maturity date, (v) determination of prospective information, macroeconomic scenarios and probability- weighted scenarios. The principal considerations for our determination that performing procedures relating to the measurement of the provision for expected credit loss is a key audit matter are: (i) the significant judgment used by management in determining the appropriate assumptions used, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures relating to the assumptions used; (ii) the significant judgment in evaluating audit evidence obtained relating to the assumptions; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the parent company and consolidated financial statements. These procedures included, among others: (i) testing the effectiveness of controls related to management's measurement of the provision for expected credit loss which included controls related to the definition and application of the main assumptions used; (ii) testing of the reasonableness of significant assumptions and tests on the integrity and consistency of the data used in the calculation of the provision for expected credit loss, including management's approval and validation process; and (iii) evaluating the adequacy of the disclosures in the parent company and consolidated financial statements in relation to the measurement of the provision for expected credit loss. Professionals with specialized skills and knowledge assisted in evaluating the reasonableness of significant assumptions. We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected credit loss disclosed in the notes to the parent company and consolidated financial statements are consistent with the information analyzed in our audit. Financial instruments measured using internal models with unobservable inputs (Notes 2(c) IV.III and 17) The Bank and its subsidiaries held financial instruments measured using internal models with unobservable inputs, such as shares and real estate receivable certificates classified within Level 2, and derivatives and debentures Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our opinion on the parent company and consolidated financial statements. Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 155

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit classified within Level 3. The measurement of these financial instruments is determined using valuation techniques based on assumptions that consider market information and conditions. The main assumptions and judgments considered in estimating fair value include: (i) historical databases; (ii) information on similar transactions; (iii) discount rates and estimates of future cash flows; and (iv) determination of the model used through the selection of specific inputs and, in certain cases, the application of valuation adjustments to the model amount or quoted price for financial instruments that are not actively traded. The principal considerations for our determination that the procedures related to these financial instruments constituted a key audit matter were the significant judgments applied by management in selecting the valuation techniques and assumptions used to determine their fair value. This, in turn, involved a high degree of auditor judgment, effort and subjectivity in performing procedures, including the involvement of professionals with specialized skills and knowledge. These procedures included, among others: (i) evaluating the appropriateness of the valuation techniques used to measure these financial instruments at fair value and the assumptions used by management by comparing them with independent valuation techniques and assumptions commonly used in the market; (ii) testing the operating effectiveness of controls over the valuation techniques, including testing the completeness and consistency of the relevant data used in the performance of those controls; (iii) with the assistance of professionals with specialized skills and knowledge, calculating, on a sample basis, an independent estimate of the fair value of these financial instruments and comparing it with management's estimate; and (iv) evaluating the adequacy of the disclosures in the parent company and consolidated financial statements relating to the measurement of these financial instruments. We consider that the criteria and assumptions adopted by management in measuring these financial instruments, as disclosed in the notes to the parent company and consolidated financial statements, are consistent with the information examined in our audit. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the information technology systems and processes. In this context, the technology structure, is comprised of more than one environment with different processes and segregated controls. As part of our audit procedures, with the support of our specialists, we updated our assessment on the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. The procedures we performed comprised the combination of test of the design and effectiveness of key controls, as well as procedures related to the information security, including user access management, system Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 156

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the parent company and consolidated financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. change management and monitoring the operational capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures. Provisions and contingent liabilities (Notes 2(c) XII and 11) The Bank and its subsidiaries record liabilities in the parent company and consolidated financial statements related to civil, labor, tax and social security provisions when management assesses that a loss is probable and the amount of the loss can be reasonably estimated. No related liability is provisioned in the parent and consolidated financial statements when, after assessing the available information: (i) management concludes that it is not probable that a loss could be incurred in any of the pending proceedings; or (ii) management concludes that it is not possible to estimate the obligation. The Bank and its subsidiaries also disclose contingent liabilities in circumstances in which management concludes that no loss is probable, but it is reasonably possible that a loss may be incurred. Considering that significant judgment is made by management in assessing the likelihood of a loss being incurred and in determining a reasonable estimate of the obligation, which, in turn led to a high degree of auditor judgment and effort in evaluating management's estimate of the losses associated with legal proceedings, we continue to consider this an area of audit focus. Our approach to the matter involved performing procedures and evaluating audit evidence related to forming our opinion on the parent company and consolidated financial statements. These procedures included testing the design and effectiveness of the controls relating to identifying, assessing, monitoring, measuring, recording, disclosing the provisions and contingent liabilities, including the assessment of the completeness and accuracy of the data used. Our procedures also included testing the models used to measure judicial proceedings of civil and labor natures, considered on a collective basis, as well as performing external confirmation procedures with the external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by management for determining and recording the provision for judicial and administrative proceedings disclosed in the notes to the parent company and consolidated financial statements, are consistent with the information analyzed in our audit. Other matters - Statements of Value Added The parent company and consolidated Statements of Value Added for the six-month period then ended June 30, 2026, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 157

Itaú Unibanco Holding S.A. statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole. Other information accompanying the parent company and consolidated financial statements and the auditor's report The Bank's management is responsible for the other information that comprises the Management Report and the Management Discussion and Analysis. Our opinion on the parent company and consolidated financial statements does not cover the Management Report and the Management Discussion and Analysis, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report and the Management Discussion and Analysis, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the parent company and consolidated financial statements Management is responsible for the preparation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BCB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's financial reporting process. Auditor's responsibilities for the audit of the parent company and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 158

Itaú Unibanco Holding S.A. assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern. Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 159

Itaú Unibanco Holding S.A. relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current six-month period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 4, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O-6 Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 160

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL Having completed the examination of the Financial Statements for the period from January to June 2026 and considering the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. are of the opinion that these documents properly reflect the financial position and the activities performed by the company in the period, and that they meet conditions to be submitted to the appreciation and approval of the Shareholders. São Paulo (SP), August 04, 2026. EDUARDO HIROYUKI MIYAKI Chairman CLÁUDIO JOSÉ COUTINHO ARROMATTE MARCELO MAIA TAVARES DE ARAUJO Board Member Board Member 161

Itaú Unibanco Holding S.A. – Parent Company and Consolidated Complete Financial Statements – June 30, 2026 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of June 30, 2026. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; c) they have reviewed, discussed and agree with the Company’s financial statements and d) are responsible for establishing and maintaining the appropriate internal control structure and evaluating the effectiveness of these structures for the preparation of financial statements. The statements referred to were disclosed on August 04, 2026, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Summary of The Audit Committee Report; . Report of Independent Auditors; . Opinion of the Fiscal Council. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 162